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82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marubeni Corporation

*CURRENT ADDRESS

PROCESSED

**FORMER NAME MAY 2 5 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 6110 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 5/25/05

Marubeni
CORPORATION

Financial Results for FY2004

(April 1, 2004～March 31, 2005)

ARLS
3-31-05

May 9, 2005

Marubeni Corporation

(TSE Code: 8002)

＊This document is an English translation of statements written initially in Japanese.

The original in Japanese should be considered the primary version.

Financial Results for FY2004

Contents

I. Consolidated Financial Results for FY2004

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

I. Consolidated Financial Results for FY2004

1. Consolidated Statements of Income

	Millions of yen			
	Year ended March 31,			
	2005	2004	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥ **2,877,544**	¥ 2,624,011	¥ 253,533	9.7 %
Commissions on services and trading margins	**161,108**	150,158	10,950	7.3 %
Total	**3,038,652**	2,774,169	264,483	9.5 %
Cost of revenues from trading and other activities	**- 2,602,597**	- 2,364,708	- 237,889	10.1 %
Gross trading profit	**436,055**	409,461	26,594	6.5 %
Expenses and other:				
Selling, general and administrative expenses	**- 342,929**	- 330,032	- 12,897	3.9 %
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	**- 1,453**	-	- 1,453	-
Provision for doubtful accounts	**- 6,298**	- 805	- 5,493	682.4 %
Interest income	**23,408**	20,361	3,047	15.0 %
Interest expense	**- 43,598**	- 43,835	237	- 0.5 %
Dividends received	**8,989**	7,198	1,791	24.9 %
Impairment loss on investment securities	**- 7,438**	- 10,451	3,013	- 28.8 %
Gain (loss) on sales of investment securities	**36,147**	26,528	9,619	36.3 %
Gain (loss) on property and equipment	**- 10,549**	- 1,555	- 8,994	578.4 %
Other – net	**- 36,482**	- 17,970	- 18,512	103.0 %
Total	**- 380,203**	- 350,561	- 29,642	8.5 %
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**55,852**	58,900	- 3,048	- 5.2 %
Provision for income taxes	**- 33,837**	- 35,618	1,781	- 5.0 %
Income (loss) before equity in earnings (losses) of affiliated companies	**22,015**	23,282	- 1,267	- 5.4 %
Minority interests in consolidated subsidiaries	**- 1,440**	- 2,988	1,548	- 51.8 %
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**20,672**	14,271	6,401	44.9 %
Net income (loss)	¥ **41,247**	¥ 34,565	¥ 6,682	19.3 %
Dividend for preferred shares	¥ **1,510**	¥ 442	¥ 1,068	241.6 %
Net income available for shareholders	**39,737**	34,123	5,614	16.5 %
Basic earnings per share *(yen)*	¥ **26.61**	¥ 22.85	¥ 3.76	16.5 %
Diluted earnings per share *(yen)*	**22.31**	20.16	2.15	10.7 %
Total volume of trading transactions (Based on Japanese accounting practice)	¥ **7,939,437**	¥ 7,905,640	¥ 33,797	0.4 %
Operating profit (Based on Japanese accounting practice)	**85,375**	78,624	6,751	8.6 %

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2) Items in the financial statements are presented in accordance with US accounting customs and practice.

(Note 2) Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund is the net amount of the settlement loss on the transfer of the benefit obligation related to the substitutional portion of -14,858 million yen (including the extinguishment of the obligation for anticipated future salary increases of 1,064 million yen), and the subsidy of 13,405 million yen, which is a difference between the obligation settled and the assets transferred to the government.

1. Total volume of trading transactions and Gross trading profit by operating segment:

(billions of yen)	Total volume of trading transactions FY2004	Variance year-on-year	Gross trading profit FY2004	Variance year-on-year	(Main reasons for increase/ decrease of Gross trading profit)
Agri-Marine Products	979.9	123.0	71.3	9.9	Increase in food distribution
Textile	355.3	2.4	25.2	1.3	Increase due to increased sales in textile products
Forest Products & General Merchandise	792.4	20.9	46.6	4.6	Improvement of profitability of woodchip business and paper related companies
Chemicals	667.5	102.9	26.9	1.9	Increase in basic chemicals and agricultural chemicals stemming from soaring petrochemicals market
Energy	1,774.0	- 221.1	42.1	11.3	Increase in concession and improvement in profitability
Metals & Mineral Resources	609.3	116.1	15.7	3.5	Increase in sales due to rise in price of coal, raw materials for metal, and non-ferrous metals
Transportation & Industrial Machinery	777.6	- 5.0	56.1	0.3	Increase due to gain in industrial machinery related transactions
Utility & Infrastructure	379.3	18.3	22.6	2.1	Increase in overseas IPP
Plant & Ship	489.4	- 123.7	13.3	4.5	Increase due to the subsidiaries newly classified from affiliates
Development & Construction	196.8	18.1	27.5	- 0.4	Decrease due to trasferring operations of domestic construction business as well as deterioration in the Parent
Finance & Logistics Business	21.3	3.4	5.8	0.9	Increase due to profit in MBI fund
Telecom & Information	175.8	8.1	24.5	4.5	Improvement in profit from communication operating business
Domestic Branches and Offices	142.0	- 17.3	4.9	- 0.5	
Overseas Corporate Subsidiaries	1,070.2	34.6	76.5	3.1	
Corporate & elimination, etc.	- 491.4	- 47.1	- 23.0	- 20.4	Transfer from extraordinary gain/loss due to USGAAP
Consolidated	7,939.4	33.8	436.1	26.6	

(billions of yen)	FY2004	FY2003	Variance	
Revenue	3,038.7	2,774.2	264.5	Increase in Chemicals and Metal and mineral resources mainly due to buoyant market

2. Expenses:

(billions of yen)	FY2004	FY2003	Variance	(Main reasons for increase/ decrease)
Selling, general and administrative expenses	- 342.9	- 330.0	- 12.9	
(Personnel expenses)	(-162.5)	(-157.8)	(- 4.7)	
(Transportation expenses)	(- 14.2)	(- 13.2)	(- 1.0)	
(Service commisions)	(- 20.7)	(- 14.7)	(- 6.0)	
(Depreciation expenses)	(- 20.4)	(- 21.1)	(0.7)	
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	- 1.5	—	(- 1.5)	
Provision for doubtful accounts	- 6.3	- 0.8	- 5.5	Increase in reserves against overseas operating receivables
Total	- 350.7	- 330.8	- 19.8	

3. Financial Expenses:

(billions of yen)	FY2004	FY2003	Variance	(Main reasons for increase/ decrease)
Interest income	23.4	20.4	3.0	
Interest expense	- 43.6	- 43.8	0.2	Decrease in interest-bearing debt
(Interest - net)	(- 20.2)	(- 23.5)	(3.3)	**(Breakdown of dividends)**
Dividends	9.0	7.2	1.8	Parent: 3.9, Overseas subsidiaries: 4.5
Total	- 11.2	- 16.3	5.1	

4. Gain (loss) on investment securities:

(billions of yen)	FY2004	FY2003	Variance	<Main reasons for increase/ decrease of Gain/loss on investment securities (Variance from same period of the previous year)>
Gain (loss) on sales of investment securities	36.1	26.5	9.6	Profit on sale of listed stock 27.6 (+13.5)
Impairment losses on investment securities	- 7.4	- 10.5	3.0	Sithe related impairment losses from previous year -6.0
Total	28.7	16.1	12.6	

5. Gain (loss) on property and equipment:

(billions of yen)	FY2004	FY2003	Variance	(Main reasons for increase/ decrease)
Gain on sales of property and equipment	8.6	3.9	4.7	Parent: 0.9, Subsidiaries: 7.7
Loss on sales of property and equipment/ devaluation losses	- 19.2	- 5.4	- 13.7	Parent: -3.6, Subsidiaries: -15.6
Total	- 10.5	- 1.6	- 9.0	

6. Other-net

(billions of yen)	FY2004	FY2003	Variance	(Main reasons for increase/ decrease)
Gain (loss) on foreign exchange	2.7	- 5.1	7.8	
Loss on affiliated companies	- 21.8	- 6.5	- 15.2	Provision for loss on the withdrawal from petrochemical business in Indonesia
Other	- 17.4	- 6.3	- 11.1	
Total	- 36.5	- 18.0	- 18.5	

7. Equity in earnings (losses) of affiliated companies (after income tax effects)

(billions of yen)	FY2004	FY2003	Variance
Marubeni-Itochu Steel Inc.	9.7	3.1	6.6
Nippon LP Resources	5.7	2.5	3.2
Uni-Mar Enerji	3.3	3.2	0.1
Thai Cold Rolled Steel	2.0	1.3	0.7
Marusumi Paper	1.0	1.2	- 0.1
ANT Minerals	- 0.7	- 0.5	- 0.2
The Maruetsu	- 2.5	0.4	- 2.9
Other	2.2	3.1	- 0.9
Total	20.7	14.3	6.4

Marubeni Corporation

2. Consolidated Balance Sheets

	Millions of yen		
	March 31		
	2005	2004	**Variance**
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 462,450**	¥ 485,484	**¥ - 23,034**
Investment securities	**32,946**	9,445	**23,501**
Notes and accounts receivable - trade:			
Notes receivable	**101,298**	98,227	**3,071**
Accounts receivable	**783,001**	764,545	**18,456**
Due from affiliated companies	**94,453**	106,391	**- 11,938**
Allowance for doubtful accounts	**- 24,620**	- 26,949	**2,329**
Inventories	**376,480**	398,617	**- 22,137**
Advance payments to suppliers	**83,529**	85,490	**- 1,961**
Deferred income taxes	**43,483**	32,862	**10,621**
Prepaid expenses and other current assets	**140,332**	125,852	**14,480**
Total current assets	**2,093,352**	2,079,964	**13,388**
Investments and long-term receivables:			
Affiliated companies	**325,380**	337,451	**- 12,071**
Securities and other investments	**483,928**	485,865	**- 1,937**
Notes, loans and accounts receivable - trade	**270,792**	300,049	**-29,257**
Allowance for doubtful accounts	**- 84,696**	- 93,865	**9,169**
Property leased to others, at cost, less accumulated depreciation	**248,338**	256,370	**- 8,032**
Total investments and long-term receivables	**1,243,742**	1,285,870	**- 42,128**
Net property and equipment	**532,306**	499,514	**32,792**
Prepaid pension cost	**84,709**	105,797	**- 21,088**
Deferred income taxes	**89,284**	118,274	**- 28,990**
Intangible fixed assets	**35,548**	35,477	**71**
Goodwill	**27,509**	28,793	**- 1,284**
Other assets	**101,587**	100,505	**1,082**
Total assets	**¥4,208,037**	¥4,254,194	**¥ - 46,157**

*These financial statements are based on US GAAP.

1. Major Increase/Decrease

Assets

	Billions of yen		
	March 05	**Variance from March 04**	
Cash and cash equivalents, and time deposits	462.5	- 23.0	Decrease mainly in subsidiaries
Investment Securities	32.9	+ 23.5	Increase mainly in Parent
Accounts receivable etc.	783.0	+ 18.5	Increase mainly in M.America
Due from affiliated companies	94.5	- 11.9	Decrease mainly in short-term loans receivable
Inventories	376.5	- 22.1	Decrease mainly in real estate for sale
Other current assets	140.3	+ 14.5	Increase mainly in subsidiaries
Investments and long-term receivables from affiliated companies	325.4	- 12.1	Decrease mainly due to an increase of allowance for doubtful accounts
Notes, loans and accounts receivable - trade	270.8	- 29.3	Decrease mainly in Parent
Net property and equipment	532.3	+ 32.8	Increase mainly in subsidiaries
Prepaid pension cost	84.7	- 21.1	Decrease mainly in termination of trust contract
Deferred income taxes (Assets) (Current/Fixed)	132.8	- 18.4	
Deferred income taxes (Liabilities) (Current/Fixed)	22.7	- 3.4	
Deferred income taxes-net	110.1	- 15.0	

Marubeni Corporation

2. Consolidated Balance Sheets (continued)

	Millions of yen		
	March 31		
	2005	2004	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 344,597**	¥ 474,735	**¥ - 130,138**
Current portion of long-term debt	**314,501**	328,816	**- 14,315**
Notes and accounts payable-trade			
Notes and acceptances payable	**207,663**	204,574	**3,089**
Accounts payable	**650,387**	629,279	**21,108**
Due to affiliated companies	**44,817**	44,228	**589**
Advance payments received from customers	**80,502**	76,684	**3,818**
Income taxes	**13,541**	13,262	**279**
Deferred income taxes	**3,849**	2,535	**1,314**
Accrued expenses and other current liabilities	**222,721**	190,705	**32,016**
Total current liabilities	**1,882,578**	1,964,818	**- 82,240**
Long-term debt, less current portion	**1,813,722**	1,822,473	**- 8,751**
Employees' retirement benefits	**9,319**	8,786	**533**
Deferred income taxes	**18,851**	23,536	**- 4,685**
Minority interests in consolidated subsidiaries	**40,415**	41,599	**- 1,184**
Shareholders' equity:			
Paid-in capital	**231,789**	231,789	**0**
Additional paid-in capital	**125,436**	125,430	**6**
Retained earnings (losses)	**131,195**	94,870	**36,325**
Accumulated other comprehensive loss	**- 45,126**	- 59,025	**13,899**
Cost of common stock in treasury	**- 142**	- 82	**- 60**
Total shareholders' equity	**443,152**	392,982	**50,170**
Total liabilities and shareholders' equity	**¥4,208,037**	¥4,254,194	**¥ - 46,157**

(millions of yen)			
Cash and cash equivalents:	**¥ 459,194**	¥ 478,731	**¥ - 19,537**
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 46,661**	¥ 34,927	**¥ 11,734**
Currency translation adjustments, net of reclassification	**- 89,586**	- 87,927	**- 1,659**
Minimum pension liability adjustment	**- 647**	- 612	**- 35**
Net unrealized losses on derivatives	**- 1,554**	- 5,413	**3,859**

(Note) As a result of the adoption of EITF 04-2, mining rights that were formerly included in Intangible fixed assets (shown in Other assets) have been reclassified to Net property and equipment from September 30, 2004. Accordingly, the figures for March 31, 2004 have been rearranged.

1. Major Increase/Decrease (cont.)

Liabilities

	Billions of yen		
	March 05	Variance from March 04	
Short-term loans	344.6	-130.1	Decrease mainly in Parent
Current portion of long-term debt	314.5	-14.3	Decrease in loans, increase in bond
Long-term interest-bearing debt, less current portion	1,627.3	-24.0	Decrease mainly in Parent
Short & long-term loans, debentures	2,286.4	-168.4	Effects of FASB133 +18.7(Variance from Mar. 2004 -2.6)
Net interest-bearing debt	1,823.9	-145.4	Net interest-bearing debt excluding effects of FASB133 1,805.2 (Variance from Mar.2004 -142.8)
Accounts payable	650.4	+ 21.1	Increase mainly in Parent
Othe current liabilities	222.7	+ 32.0	Increase mainly in subsidiaries

Shareholders' equity

	Billions of yen		
	March 05	Variance from March 04	
Total shareholders' equity	443.2	+ 50.2	Retained Earnings +36.3 (Net Income +41.2, Dividends -4.9), Currency translation adjustments -1.7, Net unrealized gains (losses) on investment securities +11.7, Net unrealized gains (losses) on derivatives +3.9

2. Financial Position

	March 05	March 04
Ratio of net worth to total assets	10.50%	9.20%
Current ratio	111.2%	105.9%
D/E ratio ※	4.12 times	5.01 times

※ D/E ratio = (Gross interest-bearing debt - Cash and cash equivalents, and time deposits) / Shareholders' equity

	FY2004	FY2003
R O A	0.97%	0.81%
R O E	9.87%	10.59%

3. Consolidated Statements of Cash Flows

	Millions of yen	
	Year ended March 31, 2005	
Operating activities		
Net income (loss)	¥ 41,247	173.8 billion yen of cash inflow provided by operating activities, mainly due to steady performance of commodity related businesses.
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	47,399	
Changes in operating assets and liabilities:	85,178	
Net cash provided by operating activities	**173,824**	
Investing activities		
Proceeds from sales and redemptions of securities and other investments	95,459	Acquisition/disposal of equity by the Parent, purchase of financial assets by a financial subsidiary.
Purchases of securities and other investments	- 66,356	
Proceeds from sales of property and equipment and property leased to others	20,849	Cash outflow due to purchase of leased assets by overseas corporate subsidiaries, etc.
Purchases of property and equipment and property leased to others	- 65,324	
Collection of loans receivable	98,813	Collection and sales of overseas receivables by Parent
Loans made to customers	- 35,545	
Other (Purchase of intangible assets)	- 1,853	
Net cash provided (used) by investing activities	**46,043**	
Free Cash Flows	**219,867**	
Financing activities		
Net decrease (increase) in short-term loans	- 119,698	Excess Cash at hand and Free cash flow income appropriated to repayments (230 billion yen)
Proceeds from long-term debt	387,677	
Repayment of long-term debt	- 497,929	
Cash dividend	- 4,922	
(Purchase) sale of treasury stock	- 54	
Other	- 3,131	
Net cash used (provided) in financing activities	**- 238,057**	
Effect of exchange rate changes on cash and cash equivalents	- 1,347	
Net increase (decrease) in cash and cash equivalents	- 19,537	
Cash and cash equivalents at beginning of period	478,731	
Cash and cash equivalents at end of period	459,194	

These financial statements are based on US GAAP.

4. Consolidated Companies

1. Number of consolidated companies

		March 31 2005	Established Bought	Liquidated Divestiture	March 31 2004	Variance
Subsidiaries	Domestic	131	12	-5	124	+7
	Overseas	238	26	-12	224	+14
	Total	369	38	-17	348	+21
Affiliated companies	Domestic	47	1	-6	52	-5
	Overseas	109	18	-11	102	+7
	Total	156	19	-17	154	+2
	Domestic	178	13	-11	176	+2
	Overseas	347	44	-23	326	+21
	Total	525	57	-34	502	+23

2. Major companies that have been newly included during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
Logistics Partners Inc.	Yen	200 mil	100.00%	Operation of logistics center, logistics and warehousing business.
Fuel Cell Japan, Co., Ltd.	Yen	100 mil	100.00%	Operation and maintenance of fused carbonate fuel cell.
Japan China Fiber Resource Holding Co., Ltd.	Yen	100 mil	67.50%	Investment in a Chinese waste paper processing company.
Sithe Energies Australia Pty. Ltd.	AU$	26.087 mil	100.00%	Holding company of overseas IPP.
Tratamiento de Agua de Culiacan S.A. de C.V.	NP	109.376 mil	49.72%	Construction, operation, and management of sewage treatment facility and sewer pipes
Marubeni North Sea Limited	US$	0 mil	100.00%	Investment in a holding company of interest of North Sea oil and gas field.
MGC ADVANCED POLYMERS, INC	US$	6 mil	20.00%	Production and sales of MXD-6 resin.

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Sofmap Co., Ltd.	Sold	27.47%	Retails of digital related products, including PC and software products.
Computer Wave Inc.	Merged	60.51%	Wholesaler of computer softwares
Logitec Corp.	Sold	66.64%	Development, manufacturing and sales of PC related equipment
North Pacific Processors, Inc.	Liquidation	100.00%	Processing and sales of Alaskan fishery products.
MT Interpet Amsterdam B.V.	Sold	50.00%	Holding Company of Italpet Preforme S.P.A.

4. Increase/Decrease of Consolidated Companies Surplus/Deficit

FY2004 (billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of companies	Surplus amount	No. of companies	Deficit amount	No. of companies	Net profit(loss)
Subsidiaries	Domestic (ratio)	103 (78.6%)	15.7	28 (21.4%)	-26.9	131	-11.2
	Overseas (ratio)	194 (81.5%)	46.0	44 (18.5%)	-13.7	238	32.3
	Total (ratio)	297 (80.5%)	61.7	72 (19.5%)	-40.6	369	21.0
Affiliated companies	Domestic (ratio)	36 (76.6%)	13.0	11 (23.4%)	-2.5	47	10.5
	Overseas (ratio)	89 (81.7%)	18.1	20 (18.3%)	-7.9	109	10.2
	Total (ratio)	125 (80.1%)	31.0	31 (19.9%)	-10.3	156	20.7
Total	Domestic (ratio)	139 (78.1%)	28.7	39 (21.9%)	-29.4	178	-0.7
	Overseas (ratio)	283 (81.6%)	64.0	64 (18.4%)	-21.6	347	42.4
	Total (ratio)	422 (80.4%)	92.7	103 (19.6%)	-51.0	525	41.7

FY2003 (billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of companies	Surplus amount	No. of companies	Deficit amount	No. of companies	Net profit(loss)
Subsidiaries	Domestic (ratio)	95 (76.6%)	13.2	29 (23.4%)	-16.8	124	-3.6
	Overseas (ratio)	175 (78.1%)	27.6	49 (21.9%)	-17.9	224	9.7
	Total (ratio)	270 (77.6%)	40.8	78 (22.4%)	-34.7	348	6.1
Affiliated companies	Domestic (ratio)	42 (80.8%)	5.9	10 (19.2%)	-2.2	52	3.8
	Overseas (ratio)	78 (76.5%)	17.0	24 (23.5%)	-6.5	102	10.5
	Total (ratio)	120 (77.9%)	22.9	34 (22.1%)	-8.7	154	14.3
Total	Domestic (ratio)	137 (77.8%)	19.1	39 (22.2%)	-19.0	176	0.1
	Overseas (ratio)	253 (77.6%)	44.6	73 (22.4%)	-24.4	326	20.3
	Total (ratio)	390 (77.7%)	63.8	112 (22.3%)	-43.4	502	20.4

Transition of number of profit-making/loss-making consolidated companies

	FY1998	FY1999	FY2000	FY2001	FY2002	FY2003	FY2004
Profit-making companies	459 (66.6%)	476 (73.7%)	480 (80.3%)	391 (75.9%)	375 (77.5%)	390 (77.7%)	422 (80.4%)
Loss-making companies	230 (33.4%)	170 (26.3%)	118 (19.7%)	124 (24.1%)	109 (22.5%)	112 (22.3%)	103 (19.6%)
Total	689	646	598	515	484	502	525

5. Influence of newly included companies / excluded companies on Consolidated P/L

Influence on consolidated P/L (Variance from March, 2004)

(billions of yen)

Profit & Loss	Newly included	Excluded	Net influence
Total volume of trading transactions	145.0	-22.3	+122.7
Gross trading profit	22.8	-3.2	+19.6
SGA expenses (excluding doubtful accounts)	-12.1	5.0	-7.1
Operating profit	11.6	1.8	+13.4
Interest expense-net	-2.4	-0.0	-2.4
Dividends	-0.1	0.0	-0.1

<Major influences of newly included companies> (billions of yen)

Company Name (Business Division)	Total volume of trading transactions	Gross trading profit	SGA expenses (excluding doubtful accounts)	Operating profit	Interest expense-net	Dividends
Nacx Nakamura Corp. (Agri-marine products)	53.6	7.8	-7.2	0.9	-0.1	-0.0
Sithe Asia Holdings (Utility & Infrastructure)	16.6	2.5	-0.6	1.9	-0.8	-0.1
San Roque Power (Utility & Infrastructure)	5.6	2.5	0.0	2.5	-0.4	0.0
M. Plax China (Chemicals)	14.2	0.3	-0.3	0.0	-0.0	0.0
Royal Maritime (Plant & Ship)	16.5	3.3	0.0	4.1	0.0	0.0
Sithe Energy Australia (Utility & Infrastructure)	4.4	1.1	-0.3	0.8	-0.6	0.0
Marubeni North Sea Limited (Energy)	4.3	1.9	-0.1	1.8	-0.4	0.0
Others	29.7	3.4	-3.7	-0.4	-0.2	-0.0
Total	145.0	22.8	-12.1	11.6	-2.4	-0.1

*The figures for Sithe Asia Holdings exclude dividend (9.3billion yen) from its consolidated subsidiaries.

*The figures for Sithe Energies Australia(S.E.A) are based on the total figure of all the companies involved in acquisition of S.E.A stocl

<Major influences of excluded companies>

Company Name (Business Division)		Total volume of trading transactions	Gross trading profit	SGA expenses	Operating profit	Interest expense-net	Dividends
Bi-Country Saturn LLC		-5.2	-0.9	0.8	-0.1	0.0	0.0
(Transportation &	This term	0.0	0.0	0.0	0.0	0.0	0.0
Industrial machinery)	Previous term	5.2	0.9	-0.8	0.1	0.0	0.0
Mitchell Distributor		-4.1	-0.7	0.9	0.2	0.0	0.0
(Transportation &	This term	0.0	0.0	0.0	0.0	0.0	0.0
Industrial machinery)	Previous term	4.1	0.7	-0.9	-0.2	0.0	0.0
D.M. Gas Station		-7.6	-0.8	0.7	-0.1	0.0	0.0
(Energy)	This term	7.7	0.9	-0.8	0.1	0.0	0.0
	Previous term	15.3	1.7	-1.5	0.2	0.0	0.0
CyberLogistics Corporation		-1.4	-0.3	0.3	0.0	0.0	0.0
(Transportation &	This term	0.0	0.0	0.0	0.0	0.0	0.0
Industrial machinery)	Previous term	1.4	0.3	-0.3	0.0	0.0	0.0
Nissan Adria		-1.7	-0.3	0.4	0.0	0.0	0.0
(Transportation &	This term	0.0	0.0	0.0	0.0	0.0	0.0
Industrial machinery)	Previous term	1.7	0.3	-0.4	0.0	0.0	0.0
Media Vision Inc.		-0.7	0.1	0.5	0.6	0.0	0.0
(Transportation &	This term	0.0	0.0	0.0	0.0	0.0	0.0
Industrial machinery)	Previous term	0.7	-0.1	-0.5	-0.6	0.0	0.0
Others		-1.6	-0.3	1.4	1.2	0.0	0.0
	This term	52.3	2.3	-2.6	-0.3	-0.1	0.0
	Previous term	53.9	2.6	-4.0	-1.5	-0.1	0.0
Total		-22.3	-3.2	5.0	1.8	-0.0	0.0
	This term	60.0	3.2	-3.4	-0.2	-0.1	0.0
	Previous term	82.3	6.4	-8.4	-2.0	-0.1	0.0

*Computer Wave Inc., which has been excluded due to merger with Marubeni Infotec Corp., is not included in the above figure, considering the impact of change of fiscal term accompanied by merger procedure.

(1)-1 Major Reasons for Increase and Decrease for Total Volume of Trading Transactions by Operating Segment

(billions of yen)

	FY2004	FY2003	Variance	Major factors
Agri-marine products	979.9	856.8	123.0	Increase in food distribution and feed related transactions
Textile	355.3	352.9	2.4	Increase due to gain in product transactions
Forest products & general merchandise	792.4	771.5	20.9	Increase due to rise in plywood, pulp, and woodchip transactions
Chemicals	667.5	564.5	102.9	Increase in basic chemicals and synthetic resins stemming from soaring market prices
Energy	1,774.0	1,995.0	-221.1	Decline due to decrease in petroleum related transactions
Metals & mineral resources	609.3	493.2	116.1	Increase due to rise in price mainly for coal, raw materials for metal, and non-ferrous metal
Transportation & industrial machinery	777.6	782.6	-5.0	Decline due to decrease in aerospace, although industrial machinery transactions increased
Utility & infrastructure	379.3	361.0	18.3	Increase in overseas IPP
Plant & ship	489.4	613.1	-123.7	Decrease mainly in Energy & chemicals project transactions
Development & construction	196.8	178.7	18.1	Rise mainly due to increase in mediation of domestic real estate funds
Finance & logistics business	21.3	17.9	3.4	Increase in fund and logistics
Telecom & information	175.8	167.8	8.1	Increase in communication operating business
Domestic branches and offices	142.0	159.2	-17.3	Decline in machinery related transactions, and a decrease from transferring commercial rights
Overseas corporate subsidiaries and branches	1,070.2	1,035.6	34.6	Increase in automotive and construction machinery, as well as agricultural chemicals mainly in the U.S.
Corporate and elimination, etc.	-491.4	-444.3	-47.1	
Consolidated	7,939.4	7,905.6	33.8	

(1)-2 Major Reasons for Increase and Decrease for Gross Trading Profit by Operating Segment

(billions of yen)

	FY2004	FY2003	Variance	Major factors
Agri-marine products	71.3	61.4	9.9	
Textile	25.2	23.9	1.3	
Forest products & general merchandise	46.6	42.0	4.6	
Chemicals	26.9	24.9	1.9	
Energy	42.1	30.8	11.3	
Metals & mineral resources	15.7	12.2	3.5	
Transportation & industrial machinery	56.1	55.8	0.3	
Utility & infrastructure	22.6	20.6	2.1	Please refer to the explanations on page 2.
Plant & ship	13.3	8.8	4.5	
Development & construction	27.5	27.9	-0.4	
Finance & logistics business	5.8	4.9	0.9	
Telecom & information	24.5	20.0	4.5	
Domestic branches and offices	4.9	5.4	-0.5	
Overseas corporate subsidiaries and branches	76.5	73.5	3.1	
Corporate and elimination, etc.	-23.0	-2.6	-20.4	
Consolidated	436.1	409.5	26.6	

(Reference) Iron & Steel (1.2) (1.0) (0.2)

(1)-3 Operating Profit (Excluding Restructuring Costs) by Operating Segment

(billions of yen)

	FY2004	FY2003	Variance
Agri-Marine Products	9.9	10.0	-0.1
Textile	4.9	4.6	0.3
Forest Products & General Merchandise	14.1	10.5	3.6
Chemicals	5.9	4.4	1.5
Energy	23.8	11.8	12.0
Metals & Mineral Resources	7.1	3.7	3.4
Transportation & Industrial Machinery	9.1	7.7	1.4
Utility & Infrastructure	4.5	3.5	1.0
Plant & Ship	2.7	-2.1	4.8
Development & Construction	9.1	7.4	1.7
Finance & Logistics Business	-0.5	-1.3	0.8
Telecom & Information	-3.4	-8.1	4.7
Domestic branches and offices	1.0	1.3	-0.3
Overseas corporate subsidiaries and branches	14.5	11.5	3.0
Corporate and elimination, etc.	-8.7	14.5	-23.2
Consolidated	93.9	79.4	14.5

(1)-4 Net Income by Operating Segment

(billions of yen)

	FY2004	FY2003	Variance	Major Factors
Agri-Marine Products	1.2	7.0	-5.8	A decrease due to posting of extraordinary losses in seafood related subsidiaries
Textile	2.6	1.8	0.9	Increase in gross trading profit
Forest Products & General Merchandise	7.5	6.3	1.3	Although equity in earnings fell due to deterioration of exchange gain/loss in paper-related transactions, net income increased due to an increase in gross trading profit
Chemicals	4.5	3.3	1.2	Increase in gross trading profit
Energy	15.9	10.1	5.8	Increase in gross trading profit
Metals & Mineral Resources	9.8	4.3	5.6	In addition to an increase in gross trading profit, net income remarkably increased owing to a gain in equity in earnings from copper smelter business
Transportation & Industrial Machinery	0.0	-0.4	0.5	Increase in gross trading profit
Utility & Infrastructure	5.1	5.1	0.1	Net income slightly rose stemming from an increase in gross trading profit from overseas IPP business, while equity in earnings decreased
Plant & Ship	-13.5	-4.5	-9.1	Although gross trading profit increased, net income significantly fell due to provision for loss on withdrawal from petrochemicals project in Indonesia
Development & Construction	-11.4	-0.2	-11.2	Net income showed a substantial drop due to posting of extraordinary losses of the Parent and affiliated companies
Finance & Logistics Business	4.0	2.5	1.5	Net income increased owing to a rise in gross trading profit and realization of capital gain related to investment funds
Telecom & Information	-9.3	-7.9	-1.4	Net income declined stemming from an increase in restructuring losses of affiliated companies, an improvement in gross trading profit notwithstanding
Domestic branches and offices	-0.5	0.7	-1.2	Net income dropped due to posting of extraordinary losses
Overseas corporate subsidiaries and branches	6.2	4.8	1.4	Increase mainly in Marubeni America Corporation
Corporate and elimination, etc.	19.0	1.7	17.3	Net income rose due to increase in iron & steel transactions and profit from sales of stocks
Consolidated	41.2	34.6	6.7	

(Reference) Iron & Steel (11.5) (4.0) (7.5) (Major increase in equity in earnings in affiliates)

(1)-5 Total Assets by Operating Segment

(billions of yen)

	March 2005	March 2004	Variance	Major factors
Agri-Marine Products	398.5	417.7	-19.2	Increase in fixed assets regarding distribution business, and decrease in fishery-product-related current assets.
Textile	119.8	127.0	-7.2	
Forest Products & General Merchandise	317.7	315.7	+2.0	
Chemicals	167.2	147.1	+20.0	Increase mainly in accounts receivable.
Energy	390.9	319.6	+71.4	Increase due to newly acquired concession.
Metals & Mineral Resources	195.1	180.3	+14.9	Increase mainly in accounts receivable.
Transportation & Industrial Machinery	294.1	306.7	-12.6	Collection of loans receivable.
Utility & Infrastructure	392.2	409.2	-17.0	Decrease in accounts receivable.
Plant & Ship	338.7	343.1	-4.4	Decrease mainly due to collection of accounts receivable from south east Asian countries.
Development & Construction	317.7	330.5	-12.8	Decrease mainly in inventories.
Finance & Logistics Business	128.8	144.4	-15.7	Decrease due to maturity of securities.
Telecom & Information	137.8	144.2	-6.4	
Domestic branches and offices	52.8	60.6	-7.8	
Overseas corporate subsidiaries and branches	435.5	439.0	-3.5	
Corporate and elimination, etc.	521.2	569.0	-47.7	
Consolidated	4,208.0	4,254.2	-46.2	
(Reference) Iron & Steel	64.4	55.8	+8.6	

(2)-1 Total Volume of Trading Transactions by Geographical Segment

(billions of yen)

		FY2004	FY2003	Variance	Major factors
Japan	Parent	4,927.6	5,035.0	-107.5	Decrease in Energy and Plant & ship related business.
	Subsidiaries	2,049.9	1,890.4	+159.5	Increase in Agri-marine products related business.
	Total	6,977.5	6,925.4	+52.1	
North America	Overseas Corporate Subsidiaries/Branches	703.1	683.1	+19.9	Increase in M. America.
	Other Subsidiaries	322.0	747.7	-425.6	Decrease in Energy related business
	Total	1,025.1	1,430.8	-405.7	
Europe	Overseas Corporate Subsidiaries/Branches	131.6	121.2	+10.4	Increase in sales of Marubeni Europe p.l.c.
	Other Subsidiaries	275.4	247.0	+28.4	Increase in Utility & infrastructure related business
	Total	407.0	368.3	+38.8	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	219.0	214.0	+5.0	
	Other Subsidiaries	426.9	350.8	+76.1	Increase in Chemicals and Utility & infrastructure related business.
	Total	645.9	564.8	+81.1	
Others	Overseas Corporate Subsidiaries/Branches	7.2	6.2	+1.0	
	Other Subsidiaries	973.4	819.2	+154.1	Increase in Energy and Plant & ship related business.
	Total	980.5	825.4	+155.1	
Elimination		-2,096.6	-2,209.1	+112.5	
Consolidated Total		7,939.4	7,905.6	+33.8	

(2)-2 Operating Profit by Geographical Segment

(billions of yen)

		FY2004	FY2003	Variance	Major Factors
Japan	Parent	8.2	35.0	-26.8	Decrease in Utility & infrastructure related business.
	Subsidiaries	25.1	14.6	+10.5	Increase in Agri-marine related business.
	Total	33.3	49.6	-16.3	
North America	Overseas Corporate Subsidiaries/Branches	9.6	7.1	+2.4	
	Other Subsidiaries	4.2	-1.6	+5.8	Increase in Energy related business.
	Total	13.8	5.6	+8.2	
Europe	Overseas Corporate Subsidiaries/Branches	1.8	1.6	+0.3	
	Other Subsidiaries	10.3	5.3	+5.0	Increase in Energy related business.
	Total	12.1	6.9	+5.2	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	1.4	0.9	+0.5	
	Other Subsidiaries	15.7	11.6	+4.1	Increase in Utility & infrastructure related business.
	Total	17.1	12.4	+4.7	
Others	Overseas Corporate Subsidiaries/Branches	0.1	0.2	-0.1	
	Other Subsidiaries	10.0	4.8	+5.2	Increase in Plant & ship related business.
	Total	10.0	4.9	+5.1	
Elimination		-0.9	-0.8	-0.1	
Consolidated Total		85.4	78.6	+6.8	

(2)-3 Total Assets by Geographical Segment

(billions of yen)

		March 2004	March 2003	Variance	Major factors
Japan	Parent	1,158.1	1,231.6	-73.5	Decrease in Plant & ship related business.
	Subsidiaries	768.0	800.7	-32.7	Decrease in Transportation & industrial machinery.
	Total	1,926.0	2,032.3	-106.3	
North America	Overseas Corporate Subsidiaries/Branches	228.2	223.4	+4.8	Increase in M. America.
	Other Subsidiaries	103.9	103.9	-0.0	Decrease in Energy related business.
	Total	332.1	327.3	+4.8	
Europe	Overseas Corporate Subsidiaries/Branches	51.3	55.7	-4.3	
	Other Subsidiaries	156.0	101.8	+54.2	Increase in Energy and Utility & infrasuructure related business.
	Total	207.4	157.5	+49.9	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	34.9	40.5	-5.6	Decrease in M. Hong Kong & South China.
	Other Subsidiaries	267.6	274.2	-6.6	Decrease in Energy related business.
	Total	302.5	314.7	-12.2	
Others	Overseas Corporate Subsidiaries/Branches	1.5	2.6	-1.1	
	Other Subsidiaries	124.2	104.9	+19.4	Increase in Plant & ship and Energy related business.
	Total	125.8	107.5	+18.3	
Elimination		-136.2	-144.9	+8.7	
Consolidated Total		2,757.5	2,794.3	-36.8	

6. Risk Exposure to Specific Countries

(as of March 31, 2005)

1.Balance of Risk Exposure Outstanding (Investments, Loans, Guarantees and Deferred Payments : Consolidated Basis)

(Billions of Yen)	Investments			Loans			Guarantees			Deferred Payments			Gross Risk Exposure			Net Risk Exposure		
	March 2005	March 2004	Variance	March 2005	March 2004	Variance	March 2005	March 2004	Variance	March 2005	March 2004	Variance	March 2005	March 2004	Variance	March 2005	March 2004	Variance
P.R. China	24.0	25.0	-1.0	23.9	29.6	-5.7	5.5	6.7	-1.2	4.9	3.5	1.4	58.2	64.8	-6.6	54.2	57.2	-3.0
Hong Kong	0.5	0.4	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.4	0.1	0.5	0.4	0.1
S. Korea	2.9	1.9	1.0	3.0	3.3	-0.3	0.0	0.1	-0.1	1.3	1.1	0.2	7.2	6.3	0.9	4.1	3.3	0.8
Indonesia	26.3	32.8	-6.5	113.5	128.0	-14.5	15.2	19.5	-4.3	2.5	0.4	2.1	157.4	180.8	-23.4	121.8	142.8	-21.0
The Philippines	20.2	18.0	2.2	23.5	28.1	-4.6	1.1	2.1	-1.0	0.9	0.1	0.8	45.8	48.4	-2.6	40.5	41.5	-1.0
Thailand	10.6	9.4	1.2	0.4	0.4	0.0	11.3	12.9	-1.6	0.0	0.0	0.0	22.3	22.7	-0.4	21.5	21.8	-0.3
Malaysia	2.9	2.9	0.0	4.8	4.0	0.8	0.2	0.7	-0.5	1.5	0.3	1.2	9.4	7.9	1.5	7.8	7.6	0.2
Pakistan	1.4	1.6	-0.2	0.1	0.1	0.0	0.1	1.9	-1.8	0.2	0.2	0.0	1.8	3.8	-2.0	1.8	3.8	-2.0
India	10.1	10.0	0.1	0.6	1.0	-0.4	0.0	0.0	0.0	0.0	0.0	0.0	10.7	11.0	-0.3	10.7	11.0	-0.3
Turkey	5.5	2.9	2.6	1.1	2.4	-1.3	0.9	1.1	-0.2	1.0	1.0	0.0	8.5	7.4	1.1	7.8	6.9	0.9
Russia	3.0	3.0	0.0	0.0	0.0	0.0	10.2	5.2	5.0	0.0	0.0	0.0	13.2	8.2	5.0	13.2	8.2	5.0
Nigeria	0.0	0.0	0.0	16.7	17.2	-0.5	0.0	0.0	0.0	0.0	0.0	0.0	16.7	17.2	-0.5	5.0	5.1	-0.1
Mexico	6.0	3.3	2.7	17.1	15.5	1.6	0.9	0.3	0.6	1.2	0.0	1.2	25.2	19.0	6.2	25.2	19.0	6.2
Brazil	6.6	6.3	0.3	15.0	14.6	0.4	4.6	8.5	-3.9	1.5	2.5	-1.0	27.7	31.9	-4.2	22.7	23.2	-0.5
Argentina	0.8	0.9	-0.1	2.0	2.0	0.0	0.0	0.0	0.0	0.2	1.0	-0.8	3.0	3.8	-0.8	2.2	3.0	-0.8
15 Countries Total	120.8	118.4	2.4	221.7	246.2	-24.5	50.0	59.0	-9.0	15.2	10.1	5.1	407.6	433.6	-26.0	339.0	354.8	-15.8

Main reasons for increase/decrease

China	Loan→Transportation Machinery Repayment
Indonesia	Loan→Plant Repayment、Guarantee→Plant Repayment
Russia	Guarantee→Energy Development
Mexico	Investment→Infrastructure New Project
Brazil	Guarantee→Plant Repayment, Deferred Payment→Plant Repayment

(Note) The above figures does not include allowance for risk exposure for individual companies

7. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	March 2005	March 2004
Real Estate for Sale (Consolidated Basis)	93.3	106.9
Real Estate for Lease (Consolidated Basis)	115.7	125.5

8. Disposition of Employees (Non-consolidated basis)

● By office location

	October 2003	April 2004	October 2004	April 2005	Variance from April 2004
Head Office	1,837	1,963	1,964	2,016	+53
Domestic Branches	156	144	142	143	- 1
Domestic Group Firms	1,116	992	880	853	- 139
Overseas branches and corporate subs.	632	619	601	609	- 10
North America	128	124	115	117	- 7
Europe	104	97	97	96	- 1
Asia	287	292	286	291	- 1
Latin America	38	37	36	38	+1
Others	75	69	67	67	- 2
Total	3,741	3,718	3,587	3,621	- 97

● By Division

	October 2003	April 2004	October 2004	April 2005	Variance from April 2004
Agri-Marine Products	230	239	239	247	+8
Textile	268	273	269	270	- 3
Forest Products & General Merchandise	232	236	234	232	- 4
Chemicals	268	265	263	262	- 3
Energy	191	192	188	187	- 5
Metals & Mineral Resources	127	131	131	130	- 1
Transportation & Industrial Machinery *2	268	265	260		
Transportation Machinery*2				165	
Iron & Steel	78	75	4	3	- 72
Utility & Infrastructure	187	207	204		
Plant & Ship*2	175	183	183		
Plant, Power&Infrastructure Projects				318	
Development & Construction	153	155	151	146	- 9
Finance & Logisticss Business	107	130	127	128	- 2
Telecom & Information *2	170	162	154		
Industrial Machinery&Information Business*2				308	
Business Incubation	10	9	11	12	+3
Corporate Staff, Others *1	442	411	404	463	+52
Total Core Staff	2,906	2,933	2,822	2,871	- 62
Assistant Staff, Others	835	785	765	750	- 35
Total	3,741	3,718	3,587	3,621	- 97

*1 Former staffs of the machinery division's accounting team were transferred from Corporate Accounting Dept. to each operating departments

*2 Effective April 1, 2005, four Machinery related Divisons of Transportation&Industrial Machinery, Utility&Infrastructure, Plant&Ship, and Telecom&Information were re-organized into 3 Divisions of Transportation Machinery, Plant, Power&Infrastructure Projects, and Industrial Machinery&Information Business.

◆ Projected number of staffs at end of FY2005 (non-consolidated basis) approx. 3,500 employees

Intentional Blank

<Reference> Transition of Consolidated Financial Results / Stock Prices & Foreign Exchange Rate

Transition of Consolidated Financial Results

(billions of yen)

	FY2000	FY2001	FY2002	FY2003	FY2004
Total volume of trading transactions	9,436.9	8,972.2	8,793.3	7,905.6	7,939.4
Gross trading profit	479.8	436.8	424.6	409.5	436.1
Selling, general and administrative expenses	-400.4	-392.1	-345.6	-330.0	-344.4
Provision for doubtful accounts	-37.9	-43.9	-5.7	-0.8	-6.3
Operating income	41.5	0.8	73.4	78.6	85.4
Other profits-expenses	-33.9	-164.7	-37.0	-19.7	-29.5
Interest expense-net	-29.5	-29.5	-23.5	-23.5	-20.2
Dividends	7.7	7.5	6.8	7.2	9.0
Gain (loss) on investment securities	2.3	-83.8	-12.7	16.1	28.7
Gain (loss) on property and equipment	3.7	-43.6	8.5	-1.6	-10.5
Other-net	-18.1	-15.3	-16.1	-18.0	-36.5
(Liquidation and disposal losses related to associated firms)	-9.2	-16.7	-12.5	-6.5	-21.8
Income before taxes and equity in earnings (losses)	7.6	-164.0	36.3	58.9	55.9
Minority interests in income (loss) of consolidated subsidiaries	-0.9	-1.2	-3.2	-3.0	-1.4
Equity in earnings (losses)	16.9	-18.9	13.4	14.3	20.7
Net income (loss)	15.0	-116.4	30.3	34.6	41.2
Gains from sales of assets	38.8	25.2	42.7	31.8	47.6

	FY2000	FY2001	FY2002	FY2003	FY2004
Total assets	5,320.6	4,805.7	4,321.5	4,254.2	4,208.0
Current assets	2,772.8	2,487.6	2,202.1	2,080.0	2,093.4
Fixed assets and others	2,547.8	2,318.1	2,119.4	2,174.2	2,114.6
Interest-bearing debt	3,428.4	3,184.9	2,745.0	2,454.8	2,286.4
Cash and cash equivalents	338.5	472.0	480.8	485.5	462.5
Interest-bearing debt-net	3,089.8	2,712.9	2,264.1	1,969.3	1,823.9
Shareholders' equity	342.3	263.9	260.1	393.0	443.2
Paid-in capital	194.0	194.0	194.0	231.8	231.8
Additional paid-in capital	217.0	217.0	87.8	125.4	125.4
Retained earnings	21.7	-94.8	64.8	94.9	131.2
Net unrealized gains (losses) on investment securities arising during period	-14.2	0.4	-8.4	34.9	46.7
Net currency translation adjustments	-76.0	-51.8	-72.7	-87.9	-89.6
Minimum pension liability adjustment	-0.2	-0.2	-0.6	-0.6	-0.6
Net unrealized losses on derivatives	–	-0.7	-4.8	-5.4	-1.6
Cost of common stock in treasury	–	–	-0.1	-0.1	-0.1

Financial Ratios

	FY2000	FY2001	FY2002	FY2003	FY2004
ROA	0.28%	–	0.66%	0.81%	0.97%
ROE	4.51%	–	11.57%	10.59%	9.87%
Net D/E Ratio (times)	9.0	10.3	8.7	5.0	4.1
Shareholders' equity-to-Total assets Ratio	6.43%	5.49%	6.02%	9.24%	10.53%
Current Ratio	101.8%	101.9%	104.6%	105.9%	111.2%

	FY2000	FY2001	FY2002	FY2003	FY2004
Consolidated group firms	598	515	484	502	525
Subsidiaries	412	354	327	348	369
Affiliated companies	186	161	157	154	156
Profit-making firms	480	391	375	390	422
Profit-making firm ratio	80.3%	75.9%	77.5%	77.7%	80.4%
Profit amount (JPY bn)	66.3	51.0	65.3	63.8	92.7
Loss-making firms	118	124	109	112	103
Loss-making firm ratio	19.7%	24.1%	22.5%	22.3%	19.6%
Deficit amount (JPY bn)	-34.6	-107.6	-31.1	-43.4	-51.0

Stock Prices, Foreign Exchange & Interest Rates

	FY2000	FY2001	FY2002	FY2003	FY2004
Nikkei Stock Average (Term-end) (yen)	12,999.70	11,024.94	7,972.71	11,715.39	11,668.95
Exchange Rates (¥/$)					
Term-end rate for March-closing companies	123.90	133.25	120.20	105.69	107.39
Average rate for March-closing companies	110.58	125.14	121.95	113.07	107.55
Term-end rate for December-closing companies	114.75	131.95	119.90	107.13	104.21
Average rate for December-closing companies	107.83	121.54	125.35	115.99	108.24
Interest Rates (Term-end)					
Short-term Prime Rate	1.38 %	1.38 %	1.38 %	1.38%	1.38%
Long-term Prime Rate	1.90 %	2.30 %	1.50 %	1.65%	1.65%
US Prime Rate	8.00 %	4.75 %	4.25 %	4.00%	5.75%

Ⅱ. Financial Prospects for FY2005

Consolidated Financial Prospects for FY2005 Ending March 31, 2006

(billions of yen)

	FY2005 Prospects	FY2004 Results	Variance
Total volume of trading transactions	8,000	7,900	+100
Gross trading profit	485.0	436.1	+48.9
Expenses	-355.0	-350.7	-4.3
(SGA expenses)	(-350.0)	(-344.4)	(-5.6)
(Provision for doubtful accounts)	(-5.0)	(-6.3)	(+1.3)
Operating profit (loss)	130.0	85.4	+44.6
(Interest expense, net of interest income)	(-30.0)	(-20.2)	(-9.8)
(Dividends)	(7.0)	(9.0)	(-2.0)
(Other-net)	(-20.0)	(-18.3)	(-1.7)
Income before income taxes and equity in earnings (losses)	87.0	55.9	+31.1
Provision for income taxes	-47.0	-33.8	-13.2
Income before equity in earnings (losses)	40.0	22.0	+18.0
Minority interests in income (loss) of consolidated subsidiaries	-4.0	-1.4	-2.6
Equity in earnings (losses) of affiliated companies - net	24.0	20.7	+3.3
Net income	60.0	41.2	+18.8

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

Gross Trading Profit by Operating Segment

(billions of yen)

	FY2005 Prospects	FY2004 Results	Variance	Major Factors
Agri-Marine Products	70.0	71.3	-1.3	
Textile	28.5	25.2	+3.3	Increase due to gain in apparel product transactions, and improvement of profitability
Forest Products and General Merchandise	54.0	46.6	+7.4	Increase due to rise in pulp transactions
Chemicals	28.5	26.9	+1.6	
Energy	54.0	42.1	+11.9	Increase in domestic & overseas subsidiaries and affiliated companies
Metals and Mineral Resources	24.0	15.7	+8.3	Increase in overseas subsidiaries and affiliated companies
Transportation Machinery	52.0	51.7	+0.3	
Industrial Machinery & Information Business	41.5	36.7	+4.8	Increase in communication operating business
Plant, Power & Infrastructure Projects	31.5	28.3	+3.2	Increase in overseas IPP
Development and Construction	28.0	27.5	+0.5	
Finance & Logistics Business	6.0	5.8	+0.2	
Domestic branches and offices	5.5	4.9	+0.6	
Overseas Corporate Subsidiaries & Branches	72.5	76.5	-4.0	Decrease mainly in M.America
Corporate and Elimination	-11.0	-23.0	+12.0	
Total	485.0	436.1	+48.9	
(Reference) Iron& Steel	(1.0)	(1.2)	(-0.2)	

(Note) □: The figures are altered to apply to the new divisional organization, on the basis of the results for FY2004. (tentative estimation)

Core Earnings by Operating Segment

(billions of yen)

	FY2005 Prospects	FY2004 Results	Variance
Agri-Marine Products	16.5	10.3	+6.2
Textile	7.0	5.0	+2.0
Forest Products and General Merchandise	19.0	14.5	+4.5
Chemicals	10.5	8.5	+2.0
Energy	28.5	27.8	+0.7
Metals and Mineral Resources	18.5	13.1	+5.4
Transportation Machinery	15.5	15.5	+0.0
Industrial Machinery & Information Business	4.0	-3.2	+7.2
Plant, Power & Infrastructure Projects	12.0	5.2	+6.8
Development and Construction	11.0	9.0	+2.0
Finance & Logistics Business	0.0	1.0	-1.0
Domestic branches and offices	1.5	1.1	+0.4
Overseas Corporate Subsidiaries & Branches	13.0	16.0	-3.0
Corporate and Elimination	9.0	-0.2	+9.2
Total	166.0	123.6	+42.4
(Reference) Iron& Steel	(10.5)	(12.1)	(-1.6)

(Note 1) □: The figures are altered to apply to the new divisional organization, on the basis of the actual results for FY2004. (tentative estimation)

(Note 2) Core earnings: Adjusted operating profit (excluding restructuring costs) + Dividends received ±Equity earnings (excluding restructuring costs)

Net Income by Operating Segment

(billions of yen)

	FY2005 Prospects	FY2004 Results	Variance
Agri-Marine Products	8.0	1.2	+6.8
Textile	2.0	2.6	-0.6
Forest Products and General Merchandise	7.0	7.5	-0.5
Chemicals	5.0	4.5	+0.5
Energy	12.5	15.9	-3.4
Metals and Mineral Resources	10.5	9.8	+0.7
Transportation Machinery	5.5	9.2	-3.7
Industrial Machinery & Information Business	1.5	-14.8	+16.3
Plant, Power & Infrastructure Projects	4.5	-12.0	+16.5
Development and Construction	0.5	-11.4	+11.9
Finance & Logistics Business	2.5	4.0	-1.5
Domestic branches and offices	1.0	-0.5	+1.5
Overseas Corporate Subsidiaries & Branches	5.0	6.2	-1.2
Corporate and Elimination	-5.5	19.0	-24.5
Total	60.0	41.2	+18.8
(Reference) Iron& Steel	(10.0)	(11.5)	(-1.5)

(Note) □: The figures are altered to apply to the new divisional organization, on the basis of the actual results for FY2004. (tentative estimation)

Intentional Blank

April 26, 2005

Summary of Consolidated Financial Statements for FY2004 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Head Office: Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HASHIMOTO, Takashi TEL(03)3282-4803
Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Date of Director meeting for FY2004 Financial Results : April 26, 2005
Adoption of US GAAP : YES

1. Consolidated financial results for FY2004 (April 1, 2004 - March 31, 2005)

(1)Consolidated statements of income

	Total volume of trading transactions		Net operating profit		Income before taxes & equity in earnings	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
FY2004	7,939,437	0.4	85,375	8.6	55,852	-5.2
FY2003	7,905,640	-10.1	78,624	7.2	58,900	62.1

	Net income		Basic earnings per share	Diluted EPS	Net income/ shareholders' equity	Income before taxes & equity in earnings/ total assets	Income before taxes & equity in earnings/total volume of trading transactions
	(millions of yen)	(%)	(yen)	(yen)	(%)	(%)	(%)
FY2004	41,247	19.3	26.61	22.31	9.9	1.3	0.7
FY2003	34,565	14.0	22.85	20.16	10.6	1.4	0.7

(Note) [1] Equity in earnings-net FY2004 20,672 million yen FY2003 14,271 million yen
[2] Average number of outstanding shares for the term (Consolidated basis) FY2004 (Common stock) 1,493,231,438 Class I preferred shares 75,500,000
FY2003 (Common stock) 1,493,219,051 Class I preferred shares 22,072,404
[3] Any changes of accounting method? No
[4] The ratio of total volume of trading transactions, net operating profit, income before taxes and equity in earnings, and net income represents the changes from the previous fiscal year.
[5] For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those in which the Companies act as agent.
[6] The results for FY2003 is partly restated in order to be matched with the results for FY2004.

(2)Consolidated balance sheet

	Total assets	Shareholders' equity	Shareholders' equity/ total assets	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
March 31, 2005	4,208,037	443,152	10.5	245.27
March 31, 2004	4,254,194	392,982	9.2	212.36

(Note) Number of outstanding shares (Consolidated basis) at March 31, 2005 (Common stock) 1,493,166,616 Class I preferred shares 75,500,000
at March 31, 2004 (Common stock) 1,493,306,648 Class I preferred shares 75,500,000

(3)Consolidated cash flow (millions of yen)

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
FY2004	173,824	46,043	-238,057	459,194
FY2003	201,560	57,983	-233,938	478,731

(4) Number of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries 369 Affiliated companies 156

(5) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries (Newly included) 38 (Excluded) 17 Affiliated companies (Newly included) 19 (Excluded) 17

2. Forecast of consolidated financial results for FY2005 (April 1, 2005 - March 31, 2006)

(millions of yen)

	Total volume of trading transactions	Net income
For the 1st Half of FY2005	3,800,000	32,000
For the year ending March 31, 2006	8,000,000	60,000

(Reference) Forecasted EPS for the year ending March 31, 2006 39.17 (yen)
(Note) The above forecast is based upon available infomation and assumptions, as of the announcement date, about uncertain factors which would influence upon future businesses.
Actual results might be influenced by various factors in the future.
Assumptions of the above forecast are mentioned in page 35.

For reference:

Formulas for FY2004 consolidated earnings indicators

- Basic Earning Per Share

$$\frac{\text{Net income} - \text{FY2004 corresponding amount of dividends for preferred shares resulting from appropriation of profits}}{\text{Average number of shares of common stock for the term *1}}$$

- Diluted EPS

$$\frac{\text{Net income} - \text{FY2004 corresponding amount of dividends for preferred shares resulting from appropriation of profits} + \text{adjusted net income *2}}{\text{Average number of shares of common stock for the term *1} + \text{Number of latent shares}}$$

- Shareholders' Equity per share

$$\frac{\text{Term-end shareholders' equity} - \text{sum of capital and additional paid-in capital relating to preferred shares} - \text{FY2004 corresponding amount of dividends for preferred shares resulting from appropriation of profits}}{\text{Number of shares of common stock outstanding at term-end *1}}$$

Formulas for FY2005 earnings forecast indicators

- Forecasted EPS

$$\frac{\text{Forecasted net income} - \text{forecasted total preferred share dividends}}{\text{Number of shares of common stock outstanding at term-end *1}}$$

*1) Excluding treasury stock and shares held by the subsidiaries and the affiliated companies

*2) Amount of interest paid during the term in relation to convertible bonds less assumed amount of equivalent tax imposed on that amount + FY2004 corresponding amount of dividends for preferred shares resulting from appropriation of profits

Business Group

The major activities of Marubeni's business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in leading-edge technologies.
The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.

Below are our products and services, and some of our major group firms by operating segment.

Agri-marine products: This group produces and handles all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials and fodder and manure in addition to distributing these products both domestically and internationally.

Subsidiaries: Marubeni Nisshin Feed Co., Ltd., Nacx Nakamura Corporation
Pacific Grain Terminal Ltd.,
Ten Corporation (*1), Cia. Iguaçu de Café Solúvel

Affiliated companies: Yamaboshiya Co., Ltd., The Maruetsu, Inc.,
Katakura Chikkarin Co., Ltd., The Nisshin OilliO Group, LTD.,
Toyo Sugar Refining Co., Ltd.

Textile: As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services both domestically and internationally.

Subsidiaries: Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd,
Marubeni Textile Asia Ltd.

Affiliated companies: Fabricant Co., Ltd., Erawan Textile Co., Ltd.

Forest products and general merchandise: Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and cardboard, and takes part in afforestation projects both domestically and internationally.

Subsidiaries: Marubeni Pulp & Paper Sales Co., Ltd., Koa Kogyo Co., Ltd.,
Marubeni Building Materials Co., Ltd.

Affiliated companies: Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

Chemicals: This group handles a wide variety of goods ranging from basic raw materials to leading-edge materials or bio technology-related articles for sale both domestically and internationally. Especially, this group focuses on furthering bolster efficient operations in electronic materials, basic chemicals, and resin area mainly in China.

Subsidiaries: Marubeni Plax Corporation, Marubeni Chemix Corporation

Affiliated companies: Shanghai Asahi Electronic Glass Co., Ltd., Dampier Salt Limited

Energy: This group focuses on products related to energy such as oil and gas, etc. It also enters into various sorts of businesses which benefit from the development of resources through retail such as gas stations.

Subsidiaries: Marubeni Energy Corporation, Marubeni Liquefied Gas Corporation

Affiliated companies: Shenzhen Sino-Benny LPG Co., Ltd.

Metals and mineral resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

Subsidiaries: Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd.
Marubeni Aluminium Australia Pty. Ltd.

Affiliated companies: Toyo-Memory Technology Sdn. Bhd.

Transportation and industrial machinery: This group imports and exports airplanes, defense-related equipment, aerospace-related equipment, automobiles, construction machinery, agro-industrial machines, production machinery, environmental and industrial machines, PC's and PC-related products, medical-related equipment both domestically and internationally, and also markets them in Japan.

Subsidiaries: Marubeni Aerospace Corporation,
Marubeni Techno-Systems Corp.,
Marubeni Auto & Construction Machinery America, Inc.

Affiliated companies: Marubeni Infotec Corporation,
Kubota Europe S.A., Unipres U.S.A. Inc.

Utility and infrastructure: This group develops and promotes the privatization of electricity, water supply and sewerage, and solid waste businesses both domestically and internationally. In addition, the group promotes construction, installment and supply businesses related to railroads, airports, harbors, bridges and others.

Subsidiaries: Marubeni Power Systems Corporation,
Armada Power Holdings, San Roque Power

Affiliated companies: Uni-Mar Enerji Yatirimlari A.S.

Plant and ship: This group deals with various projects and equipments in fields related to iron and cement manufacturing, petrochemicals, fertilizer, petroleum refining, gas related business, etc. Also, the group is involved in trading new and second-hand vessels and shipping materials, in addition to ship ownership and chartering.

Subsidiaries: Marubeni Tekmatex Corporation, Marubeni Protechs Corporation, Koyo Line Ltd., Royal Maritime Corporation

Affiliated companies: Kaji Technology Corporation

Development and construction: This group mainly develops and sells condominiums, and rents and subleases commercial buildings in Japan, while operating asset/property management business concerning real estate fund and investment trust and housing development projects in overseas markets.

Subsidiaries: Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Benny Estate Service Co., Ltd.
Shanghai House Property Development

Affiliated companies: Tipness Co., Ltd., Koshigaya Community Plaza Co., Ltd.

Finance and logistics business: Both domestically and internationally, this group is involved in various financial businesses such as investment finance - fund management and fund investment - and financial product trading, while in the logistics area, it operates forwarding business and logistics related consultation, and invests in logistics infrastructure. In the insurance area, it operates insurance intermediary business.

Subsidiaries: Marubeni Logistics Corporation, Marubeni Safenet Co., Ltd.
Marubeni International Finance p.l.c.

Affiliated companies: MG Leasing Corporation,
Eastern Sea Leam Chabang Terminal Co., Ltd.

Telecom & Information: This group is engaged in information technology-related businesses : such as IP network infrastructures, overseas communication facilities, national identification system related business, cellular phones, BS/CS broadcasting, RFID related business, ASP/ISP, etc., both domestically and internationally.

Subsidiaries: Marubeni Telecom Co., Ltd. (*1), Marubeni Solutions Corporation, Marubeni Information Systems Co., Ltd., Global Access Ltd.

Affiliated companies: Japan Cablenet Holdings Ltd.

Domestic branches and offices: Domestic branches and offices are located throughout Japan, and handle various merchandise and carry out related activities.

Subsidiaries: IMT Corporation

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandise and perform related activities.

Overseas corporate subsidiaries: Marubeni America Corporation, Marubeni Europe p.l.c., Marubeni Hong Kong and South China Ltd.

Subsidiaries: Helena Chemical Company, Carlisle Leasing International LLC

Corporate and administration, etc.: This group carries out financial services, group finance, etc.

Subsidiaries: Marubeni Finance Corporation
Marubeni Management Resources Corp.

Affiliated companies: Marubeni-Itochu Steel Inc.
Marubeni Construction Material Lease Co., Ltd.

(*1) Domestic listed subsidiaries:
Marubeni Telecom Co., Ltd. (Tokyo Stock Exchange Section 2),
Ten Corporation (JASDAQ)

Management Policy

1. Fundamental Management Policy

Marubeni ("the Company") is now implementing the "V" PLAN, the three year medium-term management plan starting from FY2003, with a management policy to "aim to being a robust corporate group composed of top portfolio units in each industry". To achieve the plan, the Company has striven to "reinforce our earnings base" and "improve our financial position". To fulfill the "V" PLAN in FY2005, its final year, Marubeni is extending even greater efforts towards strengthening portfolio management, and implementing thoroughgoing management focus on risk-return.

On the qualitative side, Marubeni is striving to ensure transparency of management, and continued growth in corporate value through strengthened corporate governance and CSR, upgrading internal control systems, strengthening the compliance system, and pursuing the interests and satisfaction of all stakeholders and gaining their trust, with a view to building a stable and sustainable foundation for the corporate group into the future.

2. Basic policy regarding profit distribution

Marubeni recognizes that it is an important corporate responsibility to maximize corporate value and competitiveness through increasing and making effective use of internal reserves, while at the same time continuing to distribute dividends to shareholders in a stable manner. The Company's basic policy is to take comprehensive account of business results, payout ratios, internal reserves and other related factors in determining dividends, while ensuring that a stable business base is maintained.

From the perspective of maintaining stable dividends, the dividend at the end of the term under review was initially set at the same level as the previous term at 3 yen per share. However, although there has been no change in the basic policy, consolidated net income reached 41.2 billion yen, exceeding the initial plan of 37 billion yen, and thus to return some of this increase to our shareholders, the dividend is expected to be increased to 4 yen per share.
In addition, a dividend fixed at 20 yen per share of Class I preferred shares is expected to be paid for the year ending March 31, 2005 as a distribution of profits.

Regarding the Company's use of internal reserves, Marubeni is applying reserves towards investments and loans for priority areas including resource development, overseas IPP, food distribution, pulp and

paper, and electronic materials, with an aim of achieving better returns to shareholders through better results in the future.

Under the "V" PLAN, numerical targets were set for the 2005 fiscal year to attain a consolidated net income of 50 billion yen, consolidated net interest-bearing debt of 2,000 billion yen or less, and a net D/E ratio of 5 times or less (ratio of net interest-bearing debt to equity capital). However, the consolidated net income for the next term is estimated at a striking increase represented by the figure of 60 billion yen, along with a projection for other targets to be achieved, therefore, the dividend per share of common stock for FY2005 is expected to be further increased to 6 yen per share (this includes an interim dividend of 2 yen). In addition, a dividend fixed at 20 yen per share of Class I preferred shares is expected to be paid for the year ending March 31, 2006 as a distribution of profits (this includes an interim dividend of 10 yen).

3. Progress status and measures taken under the "V" PLAN, the medium-term management plan

The "V" PLAN targets "consolidated net income of 50 billion yen, consolidated net interest-bearing debt of 2,000 billion yen or less, and a net D/E ratio (ratio of net interest-bearing debt to equity capital) of 5 times or less" in its final fiscal year ending March 31, 2006.

For the current fiscal year ending March 31, 2005, consolidated net income was 41.2 billion yen, breaking the highest record for two consecutive years, 6.7 billion yen above the level of 34.6 billion yen marked last fiscal year ending March 31, 2004. Furthermore, consolidated net interest-bearing debt as of March 31, 2005 was reduced to 1,823.9 billion yen, as compared with 1,969.3 billion yen as of March 31, 2004, all of which are the results of the Company's continuous efforts to accumulate new loans and investments focusing on priority areas as well as positive asset replacement. That is, Marubeni achieved a gain in earnings power while maintaining consolidated net interest-bearing debt within the "V" PLAN target of 2,000 billion yen or less.

As a result of reducing consolidated net interest-bearing debt while increasing equity capital, the net D/E ratio as of March 31, 2005 was 4.12 times, an improvement of 0.89 points from 5.01 times as of March 31, 2004, which indicates that the "V" PLAN is progressing well.

The Company has implemented the following concrete measures based on the "V" PLAN:

(i) Introduction of portfolio unit system

From April 2003, in addition to the previous business management of divisions, a portfolio unit system has been introduced for business management stressing on each portfolio unit, which are classified based on criteria such as products and services offered, business areas, and client base. The portfolio unit system leads to a management structure which promotes selection and concentration of our business.

(ii) Implementing portfolio management and strengthening financial position

PATRAC(*), which measures risk-return, was positioned the most important management indicator in order to pursue appropriate return for risk. The Company is pursuing a balance between minimizing risk and maximizing income, and has made PATRAC the indicator for performance evaluation of portfolio units, while promoting asset replacement in favor of assets with high profitability in addition to the strengthening of the financial position.

* PATRAC (Profit After Tax less Risk Asset Cost), as calculated by the formula below, is an internal management indicator for measuring risk-return calculated from consolidated net income and risk asset.

PATRAC = Consolidated Net Income – Risk Asset Cost (Risk Asset × 8%)

The goal is PATRAC > 0 and to maximize it.

Risk asset can be considered as the necessary equity capital for the assets held by each portfolio unit. PATRAC is the indicator verifying whether an appropriate return for risk is being obtained or not, by comparing the consolidated net income with the "risk asset cost" resulting from multiplying the risk asset by an assumed capital stock cost (8%).

(iii) Strengthening priority areas

In order to put operations on a more sure footing by concentrating management resources in stronger fields where future growth is expected, the Company continues to strengthen priority areas such as food distribution, pulp & paper, electronic materials, resource development, overseas IPP and new technology.

Further highlights during FY2004 included a partial subscription to the capital increase through third party allotment in the Daiei revitalization project, in the food distribution field, a strategic partnership agreement that Marubeni entered into with the Beijing Orient Electronics Group ("the BOE Group"), a leading IT company in China, in the electronic materials area, and an acquisition of additional concession

in the North Sea oil and gas field in the United Kingdom, in the energy field. Further, Marubeni successfully acquired the right to operate the world's largest power and water project, in the Emirate of Abu Dhabi in the United Arab Emirates ("UAE"), in the area of overseas electric power generation.

Following is a summary of the current operation for FY2005, by each segment.

A) Agri-marine Products Division

In March 2005, Marubeni was chosen to be the corporate sponsor for the rehabilitation of The Daiei Inc., and we plan to subscribe to 18.6 billion yen (10%), through a 3rd party allocation to be planned in May. We are taking on this task with a prime goal of increasing corporate value by implementing the reconstruction program of Daiei, as we have made a thorough study of the corporate rehabilitation program of The Daiei, and have determined that the program is effective and that the company offers strong prospects for recovery. Marubeni will also participate in management of this company as we pursue this project.

B) Textile Division

Marubeni has executed a Brand License Agreement with Oxbow, a French surfing and snowboarding related sporting brand, covering apparel and miscellaneous goods within Japan. We are also investing in downstream sectors and are enhancing our sales of finished products, through steps that include opening direct retail outlets of the well-known English brand "Globetrotter" in a main business area of London, and also in Aoyama and Marunouchi within Japan. This division has also entered into a new form of mobile commerce business, through activities that include embarking on the use of mobile telephone services to engage in outlet product sales.

C) Forest Products & General Merchandise Division

Within the paper and pulp division prices for pulp increased, supported by growing demand in China, as well as steady demand in Europe and North America. In December 2004 we incorporated a paper recycling plant in China, and we also began importing and selling used paper from Japan prior to the scheduled start of production at this factory in May or June. This project has attracted attention within China as well as a model for the paper recycling business in that country. Further efforts include our commitment to afforestation in various countries outside of Japan.

D) Chemicals Division

Owing to burgeoning demand in China and other parts of Asia and the continued trend of high crude and naphtha prices, Marubeni achieved a robust performance in basic chemical products such as materials for synthetic fiber. The synthetic resin sector also experienced a generally sound performance overall, with strong demand for uses in automobiles. The electrical components and materials divisions showed signs of entering into a period of adjustment from the latter part of 2004. We are working to increase trade with China in electronic materials and components, and we formed a strategic alliance with the Beijing Orient Electronics Group ("the BOE Group) a major player in information technology business in China. In further activity, we made an equity investment into a project of manufacturing chloro-vinyl resin in China.

E) Energy Division

Production conditions continued to be favorable in our oil and gas production businesses as well as our liquefied natural gas projects in various countries, including the United Kingdom, the United States, India and Qatar. The Company also implemented programs to further expand our revenue base, including the decision to acquire additional concessions in the North Sea oil and gas field in the United Kingdom. Our business of importing and selling liquefied natural gas in China had a favorable outcome as we maintained a 20 percent share of the imported LPG market in that country during 2004 as well. The trading business in petrochemical materials and products such as naphtha also showed a strong performance.

F) Metals & Mineral Resources Division

The Los Pelambres copper mine in Chile made a major contribution to revenues as copper prices continued to rise. We also entered into a strategic alliance with the Chinese corporation Sinosteel in March 2003, and we are jointly working to increase transactions in raw materials for steel production as well as in developing resources.

In the electrical materials sector we incorporated a joint venture company in China to manufacture glass substrates for hard disk drives, and are working towards starting production within 2005. Moreover, Marubeni Metals was appointed to be the general distributor in Japan for LED elements manufactured by the US company Luminex, and has started sales.

G) Transportation & Industrial Machinery Division

In the area of aircraft and defense, we achieved a large order from a major domestic airline for the British Rolls Royce aircraft engines, for whom we serve as the import distributor. In the automobile and construction machinery area, overseas wholesale and retail operations were robust and exports centered on construction machinery for the markets of Asia and the Middle East also expanded. In the area of plants and industrial machinery, Marubeni supplied engine and parts production lines to Australia and Mexico, and purchased boiler and power generation equipment for a domestic paper factory.

H) Utility & Infrastructure Division

In the areas of electric power business overseas, Marubeni acquired a 20 year operating right to conduct the largest power generation and water desalination project in the world, in the Emirate of Abu Dhabi within the United Arab Emirates (the Taweelah B Power Generation and Desalination Project, for a total amount of US$3 billion). Within the domestic power sector we began operating the wind power project in the town of Ikata, Ehime Prefecture. For commuter transportation projects we received orders for 120 diesel train vehicles and 120 low-floor tram vehicles in Iran, as well as 48 limited express tilting trains for Taiwan.

I) Plant & Ship Division

In the plant sector, Marubeni received an order for a large consortium loan agreement in a petroleum field development project off the coast of Brazil. The Company further received a cooperative order with a Chinese engineering company for an integrated cement plant with 1.6 million tons of production per year, in Saudi Arabia. In the ship sector, orders grew steadily as the marine transport industry continued to experience buoyant market conditions, and Marubeni received orders during the term for 50 new vessels. We also enjoyed strong performance from the ships that we operate directly.

J) Development & Construction Division

In the mainstay domestic condominium sales segment, Marubeni experienced strong sales in the Tokyo area for luxury properties in central Tokyo such as the *Grand Suite Shirogane Marks*, as well as family oriented properties such as the *Family Square Matsudo Lira Commons*; while in the Kinki region we enjoyed healthy sales in the *Grand Suite Nakanoshima Tower*, which is an urban tower type condominium property. Overseas sales were healthy in the Phoenix City Project which is currently under development in Shanghai China. Moreover in the non-residential sector, brokerage transactions and the

like in real estate for J-REIT funds also contributed to earnings.

K) Finance & Logistics Business Division

In the financial area, existing funds continued to show sound performance, as the MBI fund achieved a successful exit from several investment targets. Moreover, our results in activities of private equity funds have also earned a reputation, and we launched a venture capital fund using financing from the Tokyo Metropolitan Government. In the logistics area, we incorporated Logipartners Co., Ltd., in order to grow our business in 3PL (third party logistics) to an even higher level within Japan. And in the insurance sector, we worked to expand our base of operations through steps such as purchasing insurance brokerage rights from insurance brokers that operate under the corporate umbrellas of companies listed on the first section of the Tokyo Stock Exchange.

L) Telecom & Information Division

Marubeni won an order for an automated mail sorting system for the Brazilian Postal and Telegraph Company (Empresa Brasileira de Correios e Telégrafos, or EBCT). In our business of wireless IC tags, we have worked to promote utilization of the product in many areas, including an order for related equipment from the Hong Kong Airport Authority in May 2004, as well as launching verification testing of management of hog bodies. In addition, with the shift towards broadband, strong sales were experienced by Global Access Ltd., in the optical cable network business, as well as Global Solution KK in the IP network sales business.

M) Iron & Steel (*)

In the field of steel products Marubeni-Itochu Steel Inc. achieved a strong performance supported by favorable market conditions in steel products worldwide as a result of strong demands in areas such as the North American market as well as the Asian market, particularly the Japanese domestic market and China.

N)Business Incubation (*)

Marubeni has invested in and formed alliances with venture companies in Japan and abroad, with a goal of gaining access to new technologies and new areas of business. One example of this is Given Imaging KK, which is a joint venture company that sells capsule sized endoscopes within Japan. This company completed its application procedures under the Drug Tariff system, and is preparing to begin sales after

Drug Tariff approval is obtained.

O) Domestic branches and offices

The Nagoya and Kyushu branches experienced good business results as they achieved steady sales in food products and foodstuffs as well as machinery and paper pulp, while the Shizuoka branch achieved an increase in transactions in chemical products. All of the domestic branches are committed to enhancing the capabilities of the company, to improving their earning power, and to refining their various undertakings to make Marubeni into a company that is firmly rooted in each local area.

P) Overseas corporate subsidiaries and branches

Marubeni America Corporation's major businesses continued to show solid results, including Helena Chemical Company, which sells agricultural chemicals and fertilizer, and Carlisle Leasing International, which leases marine shipping containers and refrigeration containers. European subsidiaries also continued to achieve strong sales in chemical products, while branches and subsidiaries in China and other parts of Asia experienced solid results, expanding their activities in areas such as chemical products, textiles, metal resources, materials and paper pulp as well as in power and transportation products.

(*) Note The segment is included in "corporate & elimination " of "Operating Segments" described in various tables or charts within this material.

4. Corporate governance

(1) Basic viewpoint regarding corporate governance

The directors and employees of Marubeni Corporation and its consolidated subsidiaries ("the Marubeni Group"), shall observe the letter of the laws, regulations and internal corporate rules, by observing the values of "Fairness, Innovation, and Harmony" expressed in our Company Creed and with the spirit expressed in the Marubeni Corporate Principles, and shall conduct our business activities in compliance with a high corporate ethical code and moral-minded management philosophies.
Based on the Company Creed, the Company Doctrine, and the Marubeni Corporate Principles, we are striving to strengthen our corporate governance.

(i) Company Creed

Fairness: To be fair and decent.

- We shall observe the laws and conduct fair corporate activities.

Innovation: To be active and innovative.

- We shall constantly strive to improve ourselves.

Harmony: To respect each other and cooperate

- We shall stay in touch with society and stakeholders, engaging in corporate activities that advance credibility as the number one principle.

(ii) Company Doctrine
Taking up the spirits of "Fairness - Innovation - Harmony", the Marubeni Group aims to proudly contribute to the economy and society through fair and upright corporate activities.

(iii) Marubeni Corporate Principles
Marubeni Corporation, as a business enterprise, will actively pursue its business interests through the exercise of fair and legal competition. As a company, Marubeni will also continue to play its part in the expansion of the global economy, while always striving to enrich the society within which it operates. In order to achieve all the elements of the aforementioned goal, Marubeni is committed to the following six basic principles of business.

1. Conduct fair and open business activities

- Obey the law and be guided by fairness in all business dealings.

- Maintain sound relationships with government officials of all nations. Observe the principle of free competition in all business decisions.
- Resolutely oppose and avoid any illegal or improper business relationships and practices.

2. Develop a globally connected company

- Respect international cultural diversity and seek to enhance regional prosperity through Marubeni's business activities.
- Contribute to regional economic goals by fostering regional associations adopting a global management style.

3. Create New Value through Business Vision

- Be responsive to market and industry forces, but also take the initiative in creating changes in the markets by providing new products and services to the market and the customers.
- Discontinue outdated ideas and structures; challenge new possibilities.

4. Respect and Encourage Individuality and Originality

- Respect the individuality of each person and create a company work environment in which originality can flourish.
- Create an environment for individuals to set goals that require self-administration or independent, creative action.

5. Promote Good Corporate Governance

- Maintain a high level of management transparency or openness for information sharing in corporate relations with shareholders and society.
- Respect proposals for enhanced management accountability from shareholders and society.

6. Safeguard Ecological and Cultural Diversity

- Recognize our responsibility as a good corporate citizen in world society and engage in activities, which are beneficial to that society.
- Recognize our responsibility as a global enterprise in the preservation of our earth and its resources for future generations.

(iv) Stakeholders

Various stakeholders in the areas of the economy, the environment, and society support the Marubeni Group's corporate activities. Going forward, we will continue to emphasize our corporate social responsibility, and by pursuing the interests and satisfaction of every one of our stakeholders and acquiring their trust, we will build a stable and sustainable corporate group base. Marubeni defines its stakeholders as follows.

1. Customers

- Based on the needs of our customers, we shall develop and supply products and services that are socially useful, while taking sufficient account of safety, and through sincere actions, we shall constantly endeavor to improve our customers' satisfaction and acquire their trust.

2. Business Partners

- We aim to be a company that is trusted by its business partners, and we shall promote fair and transparent business transactions. In addition, based on the needs of customers, we shall strengthen cooperation with business partners to create new products and services.

3. Shareholders

- In response to changes in the business environment, we shall strive to ensure stable earnings, and besides working to enhance corporate value while focusing on environmental and social aspects of business, we shall actively and fairly disclose corporate information.

4. Employees

- We shall respect every employee's sense of values and choice of lifestyle, abolish all kinds of discrimination, and create a work environment where everyone can work comfortably.

5. Regional communities

- While aiming to live in harmony as a member of regional communities, we shall endeavor to contribute to the creation of an affluent regional society. Overseas, we shall respect the local culture and customs and strengthen management that contributes to local development. Furthermore, we shall resolutely confront antisocial forces or organizations that threaten the order and safety of human society.

6. The Environment

- We recognize that tackling environmental problems is an essential condition for the existence and activity of corporations, and we shall engage in such measures voluntarily and actively. Moreover, we shall endeavor to reduce environmental load and contribute to the conservation of the global environment by promoting environmental businesses.

(2) Action relating to corporate governance

1) Business management organization associated with the company's management decision-making, execution, and supervision, and other corporate governance systems

(i) Company management organization

The company's management organs are as described below.

A Board of Directors

The Board of Directors is comprised of 10 directors. It makes decisions on the Company's management policies and other important matters, and oversees the performance of the duties of directors. To more clearly separate management and execution, the role of chairperson of the Board of Directors was transferred from the President & CEO to the Chairman of the Company as of April 1, 2004. Additionally, the Company is planning to appoint two outside directors in the regular General Meeting of Shareholders scheduled for June of this year and, thereby, continuing its efforts to secure management transparency based ongoing enhancement of the Company's corporate governance.

B Board of Corporate Auditors

The Board of Corporate Auditors consists of 4 corporate auditors (including 2 external auditors). Marubeni has adopted a corporate auditor system, and based on the audit policy and audit plans formulated by the Board of Corporate Auditors, each auditor audits the performance of the duties of the directors, through attending important meetings, including those of the Board of Directors, and investigating the status of business operations and assets.

C Corporate Management Committee

Corporate Management Committee is comprised of the President & CEO and 8 directors under the jurisdiction of the President & CEO, and deliberate on general, important matters relating to management.

D Committee of Corporate Vice President

The Committee of Corporate Vice President is comprised of 10 directors and 22 Corporate Vice Presidents. The committee reports on matters relating to the policy directions of the President & CEO, the communication of information, and the execution of business.

In addition, we have set up 9 committees in order to reinforce corporate governance.

- Investment and Credit Committee (held once a week in principle)
  Discusses investment-related issues. The chair of the Investment and Credit Committee decides matters that should be discussed at the Corporate Management Committee after being evaluated by the Investment and Credit Committee.

- (b) "V" Plan Committee (held as required)
  Executes, promotes, and follows up on matters decided at the Corporate Management Committee and policy relating to the medium-term management plan.

- (c) Compliance Committee (held twice a year, otherwise as required)
  Generally constructs, maintains, and manages the compliance system in the Marubeni Group.

- (d) Management Remuneration Committee (held as required)
  Carries out discussion relating to the treatment for directors such as remuneration.

- (e) Reward and Disciplinary Committee (held when appropriate)
  Investigates and implements procedures relating to the reward and punishment of company employees.

- (f) Committee on Global Environmental Preservation
  (held regularly once a year, otherwise held as required)
  Discusses the basic action policy associated with environmental-related matters in general in the Marubeni group and reports on relevant activities.

- (g) Customs Clearance Control Committee (held as required)
  Investigates and controls the entry of imports in general for the Marubeni group.

- (h) Security Trade Control Committee (held as required)
  Promotes, plans, drafts, and implements legal compliance relating to security trade control in the Marubeni group.

- (i) CSR Committee (meets as required)
  Formulates policy to handle the Marubeni group's corporate social responsibility (CSR) and reviews progress status.

(ii) Status of the development of the internal control system

To enhance the effectiveness and efficiency of business management, ensure the reliability of financial reporting, and promote compliance with laws and regulations relating to the company's operations and with the company's internal rules, the Marubeni group in April 2004 established an internal control system task force under the direct control of the President & CEO and embarked on the systematization of an internal control system supported by the advice from newly hired outside consultant.. In FY2004, the task force worked mainly on initiatives focused on ensuring the reliability of financial reporting. Additionally, for the immediate future, it established the goal of attaching a representative's confirmation to marketable securities reports for fiscal years beginning with FY2005.

This project has achieved steady progress to date. It completed the documentation work scheduled for FY2004 and in FY2005 it will embark on the stage for testing whether documented controls are working effectively.

In accordance with the partial revision of the rules for listing on marketable securities exchanges, the Company submitted to the Tokyo, Osaka, Nagoya, Sapporo, and Fukuoka stock exchanges an oath to disclose company information in a timely manner and a report explaining relevant internal systems.

Marubeni regards compliance as the most important obligation of management to society, and we have established the Compliance Committee under the direct jurisdiction of the President & CEO as an organization that supports and directs everyone of the Marubeni group's directors and employees to reliably implement compliance. Besides drafting the Compliance Manual, Marubeni has also established a reporting and consultation access point dubbed the "Door of Courage"*.

We have appointed one compliance officer who is responsible for compliance management of Marubeni group as a whole, and in addition, 16 compliance officers at departments, offices, and branches as personnel that are in charge of compliance at their respective divisions and group companies.

*Door of Courage: When employees or directors are aware of any conduct that is inappropriate for the compliance system, in principle those directors or employees are expected to report such conduct in accordance with the established lines of the staff organization. In addition, we have established the following compliance consultation access points in case the usual lines of reporting do not function properly.

- Compliance Committee channel
- External legal counsel channel

With these systems, the Marubeni group, through educational activities led by the Compliance Committee, is heightening the awareness of every employee and strengthening compliance systems for the entire group, including overseas plants and offices and affiliated companies.

(iii) Status of development of the risk management system

The Marubeni group is using the following systems to promote the management of risks that significantly impact management.

For important investment and financing, and other such individual matters, decision-making is carried out by the Corporate Management Committee after deliberation by the Investment and Credit Committee, followed by final approval of President&CEO. In case of the matters which require the approval of Board of Directors, decision making are to be processed through Board of Directors. When the cases are not carried out by the Corporate Management Committee, Chairman of Investment and Credit Committee is to provide a final approval, the result of which is to be reported to President&CEO. Post-implementation follow-up is carried out by the business department in charge and, for particularly important matters, status reports are regularly submitted to the Investment and Credit Committee and the Board of Directors, which are reflected in future decision-making.

In terms of diversification of overall risk, the company quantifies risk and practices integrated portfolio management (integrated risk management).

(iv) Internal audit and status of audits by internal and independent auditors

In April 2003, the company created the Corporate Auditors Office (presently comprised of three Corporate Auditors), thereby, strengthened the function of audits performed by Corporate Auditors. The Audit Division (presently comprised of 28 staffs) performs internal audits for the entire Marubeni group and promotes the strengthening of the group's corporate governance by testing and evaluating the effectiveness of internal controls, monitoring compliance, and performing other such roles.

The Corporate Auditors and the Audit Division meet monthly for an exchange of opinions and, by sharing staff and taking other measures, as well, work in close cooperation as they perform audit work. The Corporate Auditors and independent auditors meet monthly to exchange information and take other steps to mutually determine the status of audits. The company has built an audit system that maintains objectivity through the independent and mutually complementary performance of audits by Corporate Auditors, internal auditors, and independent auditors.

(v) Remuneration for directors

In FY2004, the amount of remuneration that Marubeni paid to directors was 346 million yen. In addition, remuneration paid to corporate auditors amounted to 71 million yen. Marubeni did not pay any non-monetary form of remuneration to corporate officers.

The above mentioned amounts paid during the term under review do not include the followings.

- Retirement benefits for directors 41 million yen
- Retirement benefits for corporate auditors 11 million yen

(vi) Remuneration for Auditor

The audit agreement the Company has concluded with Shin Nihon & Co. calls for an auditor's attestation regarding financial statements given in Article 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Corporations and regarding financial statements given in Article 193-2 of the Securities and Exchange Law. Shin Nihon & Co. was paid 222 million yen in FY2004 for rendering the services regulated in the above, and 30 million yen for other services..

"(i) Company management organization," "(ii) Status of the development of the internal control system,"

and "(iv) Internal audit and status of audits by internal and independent auditors," are depicted in the diagram below.


General Meeting of Shareholders
Appointment/
Dismissal
Appointment/
Dismissal
Appointment/
Dismissal
Board of Directors
Members of the Board
10
Audit
Board of Corporate Auditors
Corporate Auditors
4 (including 2 outside auditors)
Corporate
Auditor Dept.
Independent Auditors
Appointment/
Dismissal/Control
Accounting
Audit
Accounting
Audit
President and CEO
Corporate Management
Committee
Investment and Credit
Committee
"V" PLAN Committee
Compliance Committee
Management Remuneration Committee
Reward and Disciplinary Committee
Committee on Global Environmental
Preservation
Customs Clearance Control Committee
Security Trade Control Committee
CSR Committee
Audit Dept.
Committee of Corporate
Vice President
Internal
auditing
Corporate Vice President
Business Division
Corporate Staff Division
Domestic/Overseas Offices &
Branches

The system of internal controls is being implemented through a an organization that spans the entire

group. It was impossible to include the entire company organization in the diagram above, so only principle elements are shown.

When required for the execution of business operations, we receive appropriate advice from third parties such as lawyers and independent auditors.

A diagram depicting the risk management system discussed in "(iii) Status of development of the risk management system" is shown below.


(Decision-Making)
Board of Directors
Commercial Code Regulatory Matters
Important Matters Debating
President & CEO
deliberation
Corporate Management Committee
Important matters
Investment and Credit Committee
Decision-Making
Prompt Reporting
Regular Reporting (Important matters)
Application for approval(Individual matters)
Operating Division
Portfolio Unit

2) Summary of personal relations between the company, the company's external directors, and external auditors as well as capital relations, business relations, and other interests

There are no external directors.
Both of Hiroaki Shinoda, an external auditor, and Tatechika Umeda, also an external auditor, do not have any particular interests with the Marubeni group.

3) Status of implementation of measures aimed at strengthening of Marubeni's corporate governance

In FY2004, Marubeni held meetings of the Board of Directors 21 times, and in order to decide on the execution of the company's business and supervise the status of business implementation by the directors, the board received reports regularly from the directors.

In addition, the Corporate Management Committee held meetings 29 times, and resolved management-related policy and important matters for the company as a whole.

The Board of Corporate Auditors was held 8 times, established the auditing policy and the auditing plans, and reported on the outcome of audits. Each auditor audits the performance of the duties of the directors through attending important meetings, including those of the Board of Directors, and investigating the status of business operations and assets.

Investment and Credit Committee held 34 meetings and the "V" Plan Committee held 16 meetings, and Committee of Corporate Vice President was held 11times.

1. Financial Results

Business Environment

Taking a broad overview of the overseas economies during the term, the world economy continued to show a strong recovery on the back of the favorable economies of the U.S. and China. In response, worldwide demand for energy expanded and oil prices experienced a sharp increase in the second half of 2004.

In the U.S., capital investment showed marked gains from favorable corporate earnings, and coupled with the firm tone of consumer spending, its economy showed a steady expansion. Prices remained stable accompanied by cautious rises in interest rates. Conversely, however, both the trade and fiscal deficits grew to record levels, and this put downward pressure on the dollar.

In Europe, although a modest recovery continued, discrepancies were noticeable between the U.K. and France on the one hand, where consumer spending was favorable, and Germany and Italy on the other hand, countries heavily dependent on exports.

The Asian economy, primarily China, continued to expand. Despite a deceleration of fixed-asset investment in China resulting from regulatory restrictions, growth in 2004 was better than the previous year and posted at 9.5% owing to an increase in exports and consumer spending. China's balance of foreign reserves exceeded US 600 billion dollars at the end of 2004 which brought stronger demands from other countries to revise its foreign exchange policy. The ASEAN nations together with Taiwan and Hong Kong, with their balances between exports and domestic demand, continued to experience improvements in their economies. The Korean economy enjoyed a modest recovery primarily from exports, and India continued to experience improved conditions primarily from good consumer spending.

The economies of Russia and South American countries such as Brazil benefited from increased exports resulting from improvement in world demand for primary commodities accompanied by soaring prices. Domestic demand in these countries was also favorable.

Looking at the Japanese economy in the term, in the first half of FY2004, the recovery continued driven by exports, capital investment and consumer spending. Exports were

sustained by Asian economic expansion, and capital investment increased in response to better corporate cash flows and renewal demand. Consumer spending was supported by confidence among consumers. However, in the second half of the fiscal year, exports and capital investment experienced slowdowns in response to both production adjustments for electronic parts and devices as well as reduced levels of fixed-asset investment in China. This brought about a slowdown of the economy and deflation remained unabated. However, in the corporate sector, despite experiencing sluggish sales, revenues continued to improve as the result of drastic restructuring efforts, cutbacks in hiring, and the elimination of excess debt and equipment. As a result, stock prices were also stable for the most part.

Consolidated Financial Results

The summary of consolidated financial results for this term is as follows:

(billions of yen)

	FY2004	FY2003	Variance	
			Amount	Ratio
Total volume of trading transactions	7,939.4	7,905.6	33.8	0.4 %
Gross trading profit	436.1	409.5	26.6	6.5 %
Operating profit	85.4	78.6	6.8	8.6 %
Income before taxes and equity in earnings	55.9	58.9	-3.0	- 5.2 %
Net income	41.2	34.6	6.7	19.3 %
Revenue	3,038.7	2,774.2	264.5	9.5 %

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

On a consolidated basis, Marubeni's **total volume of trading transactions** increased 0.4% to 7,939.4 billion yen.

Gross trading profit increased 6.5% or 26.6 billion yen, to 436.1 billion yen

As SG&A expenses and provision for doubtful accounts increased, due to a rise in gross trading profit, **operating profit** increased 8.6 % or 6.8 billion yen to 85.4 billion yen.

Although there was an increase in operating profit as well as an improvement in net interest expense and earnings from investment securities, due to a decline in (gains) losses on property and equipment and other (gains) losses, **income before income taxes and equity in earnings** fell 5.2% or 3.0 billion yen to 55.9 billion yen.

Owing to improvements in equity in earnings by 44.9% or 6.4 billion yen, **net income** resulted in an increase by 19.3% or 6.7 billion yen to 41.2 billion yen,

Furthermore, "Revenue" presented in accordance with US GAAP (Emerging Issue Task Force (EITF) 99-19) for FY2004, increased by 9.5% or 264.5 billion yen, to 3,038.7 billion yen.

2. Financial Condition

Consolidated Financial Conditions

A summary of consolidated balance sheets at year-end is as follows:

(billions of yen)

	March 31, 2005	March 31, 2004	Variance
Total assets	4,208.0	4,254.2	-46.2
Shareholders' equity	443.2	393.0	50.2
Interest-bearing debt	2,286.4	2,454.8	-168.4
Net interest-bearing debt (Net D/E ratio)	1,823.9 4.12 times	1,969.3 5.01 times	-145.4 -0.89 points

	March 31, 2005	March 31, 2004	Variance
Net interest-bearing debt after factoring out impact of FAS No.133 (Net D/E ratio)	1,805.2 4.07 times	1,948.0 4.96 times	-142.8 -0.89 points

Consolidated total assets fell by 46.2 billion yen to 4,208 billion yen relative to the end of the previous fiscal year chiefly as the result of decreases in long-term receivables as well as receivables and investments in affiliates. Consolidated-interest bearing debt fell by 168.4 billion yen to 2,286.4 billion yen relative to the previous fiscal year-end. Net interest bearing debt excluding cash and cash equivalents fell by 145.4 billion yen to 1,823.9 billion yen relative to the previous fiscal year-end. Shareholders' equity grew by 50.2 billion yen to 443.2 billion yen compared to the previous fiscal year-end from the combination of an increase in net income and improved unrealized net income on securities. As a result, the net D/E ratio improved 0.89 points over the previous year-end of 5.01 times to 4.12 times.

Net cash provided by operating activities decreased by 27.7 billion yen to 173.8 billion yen relative to the previous fiscal year-end as the result of efforts to improve efficiency through a reduction of trade receivables. Net cash provided by investment activities amounted to 46 billion yen due to the sale, redemption and interest income of securities and investment securities and the collection of loans.

As a result, 219.9 billion yen in free cash flow was generated during the term under review.
As the Company appropriated the income from this free cash flow and issuance of preferred shares to reduce interest-bearing debt, the net cash used in financing activities was 238.1 billion yen, and the balance of cash and cash equivalents at the end of the fiscal year increased by 19.5 billion yen to 459.2 billion yen relative to the previous fiscal year-end.

3. Risk Information

(1) Risks regarding overall Marubeni operations

① Impact of the Japanese and global economies on the Marubeni Group

The Company and its consolidated subsidiaries (the "Group") are a general trading company engaged in a wide range of business activities in Japan and over 70 countries. Since the business activities of the Group encompass a variety of commercial and investment activities throughout a broad spectrum of industries in both in Japan and overseas that include the production and procurement of primary commodities such as resources as well as the manufacture and sale of finished goods, the Group feels the effects from the economies in Japan and the countries in which it does business as well as the global economy as a whole. Any worsening or slowdown in these economies carries the possibility of a negative impact on the operating activities, performance and financial position of the Group.

② Credit risks regarding business partners

The Group extends credit to business partners in various forms such as notes and accounts receivable-trade, advance payments to suppliers, loans, guarantees and other means. The incurrence of credit risk due to the inability of business partners to fulfill their credit obligations could negatively impact business results and financial position.

To protect against such credit risks, the Group carries out thorough risk management when granting any credit. However, there is no assurance that such measures will completely prevent the occurrence of credit risk. Moreover, in preparation of any possible loss incurred by the exteriorization of such credit risks, the Group maintains an allowance for doubtful account based on a prior assessment and estimate of the creditworthiness of business partners, collateral value and other set factors. Nevertheless, this, in and of itself, does not provide any guarantee that actual losses will not exceed these established allowances.

③ Risk of breach of contract by business partners

As part of sales activities, the Group concludes merchandise supply, subcontracting, operational outsourcing, and other types of contracts with business partners. A breach of contract by these business partners could adversely affect the Company's business results and financial condition.

④ Investment risk

The Group, both independently and in collaboration with other companies, establishes new companies and purchase existing enterprises in the course of their business operations. Most of these

business investments are of minimal liquidity and require sizeable amounts of capital. The Group may be unable to withdraw from such businesses in an optimal manner or timeframe, which could inevitably require the commitment of an additional expenditure of capital. A decline in the value of these investments or the necessity of additional expenditures of capital could adversely affect the Company's business results and financial condition.

To address the risk associated with investment activity and other means, when making any new investments, the Group conducts thorough risk management that also includes an a review as to whether such investments are generating good return enough to compensate for their risk. However, there is no assurance that such examinations will be able to prevent the presence of risk.

⑤ Concentration of risk exposure

As part of commercial and investment activities, the Group is concentrated in specific investment areas, markets and regions, such as plant-related business, real-estate business in Japan, and sales activities in Indonesia and the Philippines. As a result, lackluster performance by these investment targets, or a deteriorating operating environment in these markets or regions, could adversely affect the business results and financial condition of the Group.

⑥ Ability of fund-raising and funding cost

The Group engages in fund-raising with an emphasis on maintaining an optimal mix of funding in line with the requirements of their respective asset portfolios and ensuring liquidity. However, significant disruptions in major global capital markets could constrain fund-raising or lead to an increase in funding cost, which may adversely affect the business results and financial condition of the Group.

⑦ Fluctuations in the price of goods and merchandise

Since the Group handles a variety of merchandise, changes in their respective market conditions can adversely affect business performance. To mitigate the risk of fluctuations in market conditions for certain merchandise, contracts and anticipated transactions, the Group enters into commodity futures and forward contracts. However, it cannot be guaranteed that these hedge transactions will completely cover its exposure in these areas.

⑧Losses on fixed assets such as real estate and machinery

The Group owns fixed assets such as real estate and machinery which is sold or leased to third parties or used for the Group's own purposes. Such fixed assets have the potential to cause losses if they experience a decline in value, and although the Group depreciates these fixed assets in conformity with U.S. accounting standards, if they experience a severe drop in value, this can potentially translate into poor business performance and a deterioration of the Group's financial condition.

⑨ Fluctuations in foreign currency exchange rates

The Group conducts transactions under a variety of currencies and terms, which exposes Marubeni's operating results to fluctuations in currency exchange rates. To mitigate the risk of exchange rate fluctuations associated with transactions, receivables and liabilities denominated in foreign currencies, the Group enters into forward-exchange contracts and other derivative transactions. However, the Company cannot guarantee that these hedge transactions will completely cover its exposure in these areas.

⑩ Fluctuations in interest rates

The Group raises necessary funds from financial institutions, the issuance of bonds and other means from capital markets. Further, the Group has interest-bearing debt at fixed interest rates or at variable interest rates. While the interest risk of the majority of the operating assets held by the Group offsets the interest rate risk associated with debt, changes in market interest rates could adversely affect the Company's earnings. Through Asset-Liability Management, the Group utilizes interest rate swaps and other means to mitigate the risk of interest rate fluctuations. However, the Company cannot guarantee that these hedge transactions will completely cover its exposure in this area.

⑪ Gains and losses on marketable debt and equity securities

To strengthen business relationships and for other purposes, the Group invests in marketable debt securities, marketable equity securities and other types of securities. At the time of purchase, these securities are classified as trading, held-to-maturity, or available-for-sale securities, in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, published by the Financial Accounting Standards Board (FASB) of the United States.

Trading and available-for-sale securities held by the Group carry the risk of fluctuations in original value due to changes in the fair value. The posting of impairment losses on these securities at low points in fair value may adversely affect the operating results and financial position of the Group.

⑫ Laws and regulations

In the course of operations, the Group is subject to a broad range of laws and regulations both in Japan and other applicable countries. Changes in or unanticipated interpretations of these laws and regulations could increase the obligations pertaining to legal and regulatory compliance placed on the Group. Accordingly, changes or altered interpretations of laws and regulations may result in punitive measures, including the interruption of Marubeni's operating activities, lower the Company's credibility or cause the occurrence of other circumstances that could adversely impact the Company's business results or financial conditions.

⑬ Significant litigation

In the course of business activities in Japan and overseas, the Group may be party to litigation, disputes and other legal proceedings. When party to such litigation, predicting the outcome is impossible given the inherent uncertainty of these matters. The Company cannot guarantee that such litigation will not adversely affect the business results and financial condition of the Group.

⑭ Other risks inherent and related to overall Marubeni operations

Negligence on the part of employees charged with executing business operations, and malfunctions pertaining to computer systems supporting business activities are among the other risks that may adversely affect the business results and financial condition of the Group.

(2) Risk Management

The Group has adopted a circular method for decision-making on individual transactions involving significant extensions of credit or amounts of investment. Once done, decision-making over large new projects is handled by the submission of periodic reports to the Corporate Management Committee in an effort to further strengthen individual risk management.

From the perspective of diversifying overall risk, integrated risk management is carried out by gaining a clear understanding of possible risk (measurable risk) through quantitative analysis of factors such as market risk, credit risk and investment risk as they relate to a particular country, industry or trading partner. A basic risk management policy and internal rules have been established for comprehensive risk management to enable decision-making and monitoring to be carried out appropriately, and the organization, reporting lines, methodology and system infrastructure to implement this policy and system of rules and regulations has been put in place.

On the other hand, for risk that is not readily amenable to quantitative analysis such as compliance risk (i.e., risk that cannot be measured), corporate governance has been strengthened and a system of internal controls have been put in place to prevent the occurrence of problems by means of shoring up the system of compliance oversight.

Nevertheless, there is no assurance that all risks can be managed because of the existence of the possibility that the Group's system of risk management may not function adequately to address a diverse number of risks that either presently exist or may arise in the future in relation to the broad range of business activities conducted by the Group.

(3) The Medium-term Management Plan

The Company has embarked on a 3 year medium-term management plan, the "V" PLAN, since April 2003. With the goal of improving the Company's financial position and strengthening its earnings base, the new plan aims to achieve consolidated net income of ¥50.0 billion, consolidated net interest-bearing debt of ¥2,000 billinon or less, and a net D/E ratio of 5 times or less by the fiscal year

ending March 31, 2006. However, these objectives were prepared based on certain assumptions, hypotheses and projections regarding the persistence of certain economic conditions, industry trends, and other concerns. A number of unknown and uncontrollable factors could prevent the completion of these objectives.

(4) Uncertainty Regarding Financial Condition and Changes in Operating Results

In the past, the following were among the factors that have caused the performance and financial condition of the Group to fluctuate: gains and losses on the sale of real estate and devaluation losses pertaining to real estate; realized gains and losses and devaluation losses associated with marketable and investment securities; allowances for doubtful account; and losses stemming from the realignment of Marubeni Group companies. To improve its financial position, the Group has taken steps to shrink total assets and net interest-bearing debt, reduce or establish allowances for underperforming and unprofitable assets, pare down expenses, shift management resources to high growth fields, and minimize exposure from high-risk assets. While the Group is confident that substantial progress has been made in enhancing their financial position, the Company cannot guarantee that greater losses will not be posted in the future.

(5)Significant Accounting Policies and Estimates

Marubeni prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States. In preparing these statements, certain accounting estimates and assumptions are utilized as needed when calculating assets and liabilities as of the fiscal year-end, the disclosure of contingent assets and liabilities, and earnings and expenses incurred during the year. In deciding accounting estimates and assumptions, management makes what it determines to be a reasonable inference of these amounts based on past experience and on a case-by-case basis. Estimates and assumptions made in this way have an inherent degree of uncertainty, and actual results could differ from those estimates.

While the Group's executive management believes that these estimates and assumptions are reasonable, there still remains the possibility of serious negative impact on the Company's financial statements if any changes occur that exceed these assumptions.

4. Financial Prospects for Fiscal Year Ending March 31, 2006

Financial prospects for the fiscal year ending March 31, 2006 are as follows.

Consolidated Financial Prospects

(billions of yen)

	FY2005 Prospects	FY2004 Results
Total volume of trading transactions	8,000.0	7,939.4
Net income	60.0	41.2

Main indicators used in preparing financial prospects for fiscal year ending March 31, 2006

USD 1 = JPY 105 (approximately)

Short-term prime rate (Japan): 1.375%

Long-term prime rate (Japan): 1.6%

Intentional Blank

Marubeni Corporation

Consolidated Statements of Income

	Millions of yen			
	Year ended March 31,			
	2005	2004	Variance	Ratio
Revenues:				
Revenues from trading and other activities	**¥ 2,877,544**	¥ 2,624,011	¥ 253,533	9.7 %
Commissions on services and trading margins	**161,108**	150,158	10,950	7.3 %
Total	**3,038,652**	2,774,169	264,483	9.5 %
Cost of revenues from trading and other activities	**- 2,602,597**	- 2,364,708	- 237,889	10.1 %
Gross trading profit	**436,055**	409,461	26,594	6.5 %
Expenses and other:				
Selling, general and administrative expenses	**- 342,929**	- 330,032	- 12,897	3.9 %
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	**- 1,453**	-	- 1,453	-
Provision for doubtful accounts	**- 6,298**	- 805	- 5,493	682.4 %
Interest income	**23,408**	20,361	3,047	15.0 %
Interest expense	**- 43,598**	- 43,835	237	- 0.5 %
Dividends received	**8,989**	7,198	1,791	24.9 %
Impairment loss on investment securities	**- 7,438**	- 10,451	3,013	- 28.8 %
Gain (loss) on sales of investment securities	**36,147**	26,528	9,619	36.3 %
Gain (loss) on property and equipment	**- 10,549**	- 1,555	- 8,994	578.4 %
Other – net	**- 36,482**	- 17,970	- 18,512	103.0 %
Total	**- 380,203**	- 350,561	- 29,642	8.5 %
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**55,852**	58,900	- 3,048	- 5.2 %
Provision for income taxes	**- 33,837**	- 35,618	1,781	- 5.0 %
Income (loss) before equity in earnings (losses) of affiliated companies	**22,015**	23,282	- 1,267	- 5.4 %
Minority interests in consolidated subsidiaries	**- 1,440**	- 2,988	1,548	- 51.8 %
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**20,672**	14,271	6,401	44.9 %
Net income (loss)	**¥ 41,247**	¥ 34,565	¥ 6,682	19.3 %
Dividend for preferred shares	**¥ 1,510**	¥ 442	¥ 1,068	241.6 %
Net income available for shareholders	**39,737**	34,123	5,614	16.5 %
Basic earnings per share *(yen)*	**¥ 26.61**	¥ 22.85	¥ 3.76	16.5 %
Diluted earnings per share *(yen)*	**22.31**	20.16	2.15	10.7 %
Total volume of trading transactions (Based on Japanese accounting practice)	**¥ 7,939,437**	¥ 7,905,640	¥ 33,797	0.4 %
Operating profit (Based on Japanese accounting practice)	**85,375**	78,624	6,751	8.6 %

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2) Items in the financial statements are presented in accordance with US accounting customs and practice.

(Note 2) Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund is the net amount of the settlement loss on the transfer of the benefit obligation related to the substitutional portion of -14,858 million yen (including the extinguishment of the obligation for anticipated future salary increases of 1,064 million yen), and the subsidy of 13,405 million yen, which is a difference between the obligation settled and the assets transferred to the government.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	March 31		
	2005	2004	**Variance**
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 462,450**	¥ 485,484	**¥ - 23,034**
Investment securities	**32,946**	9,445	**23,501**
Notes and accounts receivable - trade:			
Notes receivable	**101,298**	98,227	**3,071**
Accounts receivable	**783,001**	764,545	**18,456**
Due from affiliated companies	**94,453**	106,391	**- 11,938**
Allowance for doubtful accounts	**- 24,620**	- 26,949	**2,329**
Inventories	**376,480**	398,617	**- 22,137**
Advance payments to suppliers	**83,529**	85,490	**- 1,961**
Deferred income taxes	**43,483**	32,862	**10,621**
Prepaid expenses and other current assets	**140,332**	125,852	**14,480**
Total current assets	**2,093,352**	2,079,964	**13,388**
Investments and long-term receivables:			
Affiliated companies	**325,380**	337,451	**- 12,071**
Securities and other investments	**483,928**	485,865	**- 1,937**
Notes, loans and accounts receivable - trade	**270,792**	300,049	**-29,257**
Allowance for doubtful accounts	**- 84,696**	- 93,865	**9,169**
Property leased to others, at cost, less accumulated depreciation	**248,338**	256,370	**- 8,032**
Total investments and long-term receivables	**1,243,742**	1,285,870	**- 42,128**
Net property and equipment	**532,306**	499,514	**32,792**
Prepaid pension cost	**84,709**	105,797	**- 21,088**
Deferred income taxes	**89,284**	118,274	**- 28,990**
Intangible fixed assets	**35,548**	35,477	**71**
Goodwill	**27,509**	28,793	**- 1,284**
Other assets	**101,587**	100,505	**1,082**
Total assets	**¥4,208,037**	¥4,254,194	**¥ - 46,157**

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets (continued)

	Millions of yen		
	March 31		
	2005	2004	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 344,597**	¥ 474,735	**¥ - 130,138**
Current portion of long-term debt	**314,501**	328,816	**- 14,315**
Notes and accounts payable-trade			
Notes and acceptances payable	**207,663**	204,574	**3,089**
Accounts payable	**650,387**	629,279	**21,108**
Due to affiliated companies	**44,817**	44,228	**589**
Advance payments received from customers	**80,502**	76,684	**3,818**
Income taxes	**13,541**	13,262	**279**
Deferred income taxes	**3,849**	2,535	**1,314**
Accrued expenses and other current liabilities	**222,721**	190,705	**32,016**
Total current liabilities	**1,882,578**	1,964,818	**- 82,240**
Long-term debt, less current portion	**1,813,722**	1,822,473	**- 8,751**
Employees' retirement benefits	**9,319**	8,786	**533**
Deferred income taxes	**18,851**	23,536	**- 4,685**
Minority interests in consolidated subsidiaries	**40,415**	41,599	**- 1,184**
Shareholders' equity:			
Paid-in capital	**231,789**	231,789	**0**
Additional paid-in capital	**125,436**	125,430	**6**
Retained earnings (losses)	**131,195**	94,870	**36,325**
Accumulated other comprehensive loss	**- 45,126**	- 59,025	**13,899**
Cost of common stock in treasury	**- 142**	- 82	**- 60**
Total shareholders' equity	**443,152**	392,982	**50,170**
Total liabilities and shareholders' equity	**¥4,208,037**	¥4,254,194	**¥ - 46,157**

(millions of yen)			
Cash and cash equivalents:	**¥ 459,194**	¥ 478,731	**¥ - 19,537**
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 46,661**	¥ 34,927	**¥ 11,734**
Currency translation adjustments, net of reclassification	**- 89,586**	- 87,927	**- 1,659**
Minimum pension liability adjustment	**- 647**	- 612	**- 35**
Net unrealized losses on derivatives	**- 1,554**	- 5,413	**3,859**

(Note) As a result of the adoption of EITF 04-2, mining rights that were formerly included in Intangible fixed assets (shown in Other assets) have been reclassified to Net property and equipment from September 30, 2004. Accordingly, the figures for March 31, 2004 have been rearranged.

Marubeni Corporation

Consolidated Statements of Changes in Shareholders' Equity

	Millions of yen					
	March 31					
	2005		2004		Variance	
Paid-in Capital:						
Balance at beginning of year	**231,789**		194,039		37,750	
Issuance of preferred shares	**-**		37,750		- 37,750	
Balance at end of year	**231,789**		231,789		-	
Additional paid-in capital:						
Balance at beginning of year	**125,430**		87,765		37,665	
Issuance of preferred shares	**-**		37,665		- 37,665	
Gains from disposition of treasury stock	**6**		-		6	
Balance at end of year	**125,436**		125,430		6	
Retained earnings (losses):						
Balance at beginning of year	**94,870**		64,786		30,084	
Net income (loss)	**41,247**	**41,247**	34,565	34,565	6,682	6,682
Cash dividend	**- 4,922**		- 4,481		- 441	
Balance at end of year	**131,195**		94,870		36,325	
Accumulated other comprehensive income (loss):						
Balance at beginning of year	**- 59,025**		- 86,441		27,416	
Unrealized (losses) gains on investment securities, net of reclassification		**11,734**		43,290		- 31,556
Currency translation adjustments, net of reclassification		**- 1,659**		- 15,247		13,588
Minimum pension liability adjustment		**- 35**		- 30		- 5
Net unrealized losses on derivatives		**3,859**		- 597		4,456
Other comprehensive income (loss), net of tax	**13,899**	**13,899**	27,416	27,416	- 13,517	- 13,517
Comprehensive income (loss)		**55,146**		61,981		- 6,835
Balance at end of year	**- 45,126**		- 59,025		13,899	
Cost of common stock in treasury:						
Balance at beginning of year	**- 82**		- 98		16	
Treasury stock sold (repurchased)	**- 60**		16		- 76	
Balance at end of year	**- 142**		- 82		- 60	

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Cash Flows

	Millions of yen		
	Year ended March 31		
	2005	2004	Variance
Operating activities			
Net income (loss)	¥ 41,247	¥ 34,565	¥ 6,682
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	65,703	54,261	11,442
Provision for doubtful accounts	6,298	805	5,493
Equity in losses (earnings) of affiliated companies- net	- 13,049	- 598	- 12,451
(Gain) loss on investment securities	- 28,709	-16,077	- 12,632
(Gain) loss on property and equipment	10,549	1,555	8,994
Deferred income taxes	6,607	14,913	- 8,306
Changes in operating assets and liabilities:			
Notes and accounts receivable	- 4,080	57,711	- 61,791
Inventories	17,561	- 1,102	18,663
Advance payments to suppliers and prepaid expenses and other assets	- 4,045	15,138	- 19,183
Prepaid pension cost	21,088	7,208	13,880
Notes, acceptances and accounts payable	33,201	18,839	14,362
Advance payments received from customers and accrued and other liabilities	38,199	- 2,704	40,903
Income taxes	1,283	- 637	1,920
Other	- 18,029	17,683	- 35,712
Net cash provided (used) by operating activities	173,824	201,560	- 27,736
Investing activities			
Proceeds from sales and redemptions of securities and other investments	95,459	106,326	- 10,867
Purchases of securities and other investments	- 66,356	- 52,346	- 14,010
Proceeds from sales of property and equipment and property leased to others	20,849	15,195	5,654
Purchases of property and equipment and property leased to others	- 65,324	- 66,478	1,154
Collection of loans receivable	98,813	131,470	- 32,657
Loans made to customers	- 35,545	- 59,127	23,582
Other	- 1,853	- 17,057	15,204
Net cash provided by investing activities	46,043	57,983	- 11,940
Free cash flow	219,867	259,543	- 39,676
Financing activities			
Net decrease (increase) in short-term loans	- 119,698	- 173,240	53,542
Proceeds from long-term debt	387,677	458,836	- 71,159
Payments of long-term debt	- 497,929	- 589,521	91,592
Cash dividend	- 4,922	- 4,481	- 441
(Purchase) sale of treasury stock	- 54	16	- 70
Income amount due to issuance of preferred shares	-	75,415	- 75,415
Other	- 3,131	-963	- 2,168
Net cash used (provided) in financing activities	- 238,057	- 233,938	- 4,119
Effect of exchange rate changes on cash and cash equivalents	- 1,347	- 13,385	12,038
Net increase (decrease) in cash and cash equivalents	- 19,537	12,220	- 31,757
Cash and cash equivalents at beginning of year	478,731	466,511	12,220
Cash and cash equivalents at end of year	459,194	478,731	- 19,537

*These financial statements are based on US GAAP.

Marubeni Corporation

Notes to Consolidated Financial Statements

Basis of Consolidated Financial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

	March 31, 2005	March 31, 2004	Variance
Subsidiaries	369	348	21
Affiliated companies	156	154	2
Total	525	502	23

(2) Major Group Firms

Subsidiaries

Overseas 238	Marubeni America Corporation Marubeni Europe p.l.c. San Roque Power Corporation Marubeni International Finance p.l.c. Cia. Iguaçu de Café Solúvel
Domestic 131	Marubeni Real Estate Co., Ltd. Marubeni Pulp & Paper Sales Co., Ltd. Marubeni Telecom Co., Ltd. Marubeni Energy Corporation Marubeni Nisshin Feed Co., Ltd.

Affiliated companies

Overseas 109	Shanghai Asahi Electronic Glass Co., Ltd. Uni-Mar Energi Yatirimlari A.S. Daishowa-Marubeni International Ltd.
Domestic 47	Marubeni-Itochu Steel Inc. The Maruetsu, Inc. Marubeni Construction Material Lease Co., Ltd Marubeni Infotec Corporation

(3) Changes

Subsidiaries

Newly included 38	Marubeni North Sea Limited Sithe Energies Australia Pty. Ltd. Logistics Partners Inc. Others--- 35 companies
Excluded	17 companies

Affiliated companies

Newly included 19	Tratamiento de Agua de Culiacan S.A.de C.V. MGC Advanced Polymers, INC. Others--- 17 companies
Excluded	17 companies

Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

	Millions of yen			
	Year ended March 31			
		2005		**2004**
Numerator:				
Net income (loss)	¥	**41,247**	¥	34,565
Amount which does not belong to ordinary shares – dividend for preferred shares		**-1,510**		-442
Net income available for common shareholders – Numerator for basic earnings (loss) per share		**39,737**		34,123
Effect of dilutive securities:				
Convertible debentures		**323**		323
Dividend for preferred shares		**1,510**		442
Numerator for diluted earnings (loss) per share	¥	**41,570**	¥	34,888
Denominator:	*Number of shares*			
Denominator for basic earnings (loss) per share - weighted average shares		**1,493,231,438**		1,493,219,051
Effect of dilutive securities:				
Convertible debentures		**119,666,048**		119,666,048
Preferred shares		**250,000,000**		117,406,406
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions		**1,862,897,486**		1,730,291,505
	Yen			
Basic earnings (loss) per share	¥	**26.61**	¥	22.85
Diluted earnings (loss) per share	¥	**22.31**	¥	20.16

Dividend for Class I Preferred Shares issued in December 2003 is excluded from Net income for FY2003 and FY2004.

The convertible debenture #8 issued in November 1996 was dilutive for FY2003 and FY2004, and Class I Preferred Stock was dilutive for FY2003 and FY2004, in like wise.

Intentional Blank

Segment Information

1. Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.

Segment Information (continued)

The Company's operating segment information for FY2004 and FY2003, is as follows:

Millions of yen

FY2004 (April 1, 2004 - March 31, 2005)	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation and industrial machinery	Utility and infrastructure
Total volume of trading transactions:								
Outside customers	¥ 961,434	¥ 352,094	¥ 752,093	¥ 638,752	¥ 1,772,710	¥ 579,913	¥ 730,779	¥ 379,289
Internal transactions	¥ 18,421	¥ 3,217	¥ 40,284	¥ 28,721	¥ 1,241	¥ 29,361	¥ 46,813	¥ 54
Total	¥ 979,855	¥ 355,311	¥ 792,377	¥ 667,473	¥ 1,773,951	¥ 609,274	¥ 777,592	¥ 379,343
Gross trading profit	¥ 71,312	¥ 25,174	¥ 46,612	¥ 26,857	¥ 42,132	¥ 15,709	¥ 56,098	¥ 22,646
Operating profit (loss)	¥ 9,515	¥ 5,154	¥ 13,857	¥ 5,095	¥ 23,648	¥ 7,965	¥ 10,349	¥ 5,171
Segment net income (loss)	¥ 1,169	¥ 2,612	¥ 7,520	¥ 4,513	¥ 15,888	¥ 9,813	¥ 24	¥ 5,140
Segment asset (March 31, 2005)	¥ 398,517	¥ 119,807	¥ 317,678	¥ 167,157	¥ 390,939	¥ 195,110	¥ 294,118	¥ 392,192

Millions of yen

	Plant and ship	Development and construction	Finance and logistics business	Telecom & Information	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥ 488,223	¥ 196,330	¥ 16,951	¥ 172,695	¥ 126,492	¥ 768,864	¥ 2,818	¥7,939,437
Internal transactions	¥ 1,214	¥ 514	¥ 4,362	¥ 3,153	¥ 15,500	¥ 301,348	¥ -494,203	-
Total	¥ 489,437	¥ 196,844	¥ 21,313	¥ 175,848	¥ 141,992	¥ 1,070,212	¥ -491,385	¥7,939,437
Gross trading profit	¥ 13,332	¥ 27,530	¥ 5,785	¥ 24,483	¥ 4,898	¥ 76,517	¥ - 23,030	¥ 436,055
Operating profit (loss)	¥ - 1,484	¥ 9,121	¥ - 518	¥ -3,359	¥ 1,210	¥ 13,392	¥ - 13,741	¥ 85,375
Segment net income (loss)	¥ - 13,519	¥ - 11,362	¥ 4,047	¥ -9,314	¥ - 493	¥ 6,187	¥ 19,022	¥ 41,247
Segment asset (March 31, 2005)	¥ 338,715	¥ 317,692	¥ 128,760	¥ 137,758	¥ 52,844	¥ 435,506	¥ 521,244	¥4,208,037

Segment Information (continued)

FY2003 (April 1, 2003 - March 31, 2004)	Millions of yen							
	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation and industrial machinery	Utility and infrastructure
Total volume of trading transactions:								
Outside customers	¥ 848,868	¥ 349,413	¥ 733,909	¥ 538,363	¥1,994,307	¥ 471,211	¥ 758,976	¥ 360,977
Internal transactions	7,942	3,451	37,599	26,163	707	21,995	23,627	41
Total	¥ 856,810	¥352,864	¥ 771,508	¥ 564,526	¥1,995,014	¥ 493,206	¥ 782,603	¥ 361,018
Gross trading profit	¥ 61,436	¥ 23,914	¥ 42,009	¥ 24,945	¥ 30,817	¥ 12,163	¥ 55,769	¥ 20,567
Operating profit (loss)	¥ 9,633	¥ 4,367	¥ 10,037	¥ 4,448	¥ 11,384	¥ 4,709	¥ 6,622	¥ 4,092
Segment net income (loss)	¥ 6,957	¥ 1,753	¥ 6,253	¥ 3,326	¥ 10,113	¥ 4,258	¥ -448	¥ 5,068
Segment asset (March 31, 2004)	¥ 417,735	¥127,045	¥315,720	¥ 147,118	¥ 319,584	¥180,257	¥ 306,718	¥409,193

	Millions of yen							
	Plant and ship	Development and construction	Finance and logistics business	Telecom & Information	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥610,067	¥ 178,247	¥ 15,872	¥ 164,605	¥ 145,796	¥ 729,620	¥ 5,409	¥ 7,905,640
Internal transactions	3,030	501	2,019	3,157	13,450	305,994	-449,676	-
Total	¥613,097	¥ 178,748	¥ 17,891	¥ 167,762	¥ 159,246	¥1,035,614	¥ -444,267	¥ 7,905,640
Gross trading profit	¥ 8,836	¥ 27,909	¥ 4,900	¥ 19,952	¥ 5,427	¥ 73,458	¥ -2,641	¥ 409,461
Operating profit (loss)	¥ 9	¥ 7,659	¥ - 1,310	¥ - 8,077	¥ 1,272	¥ 9,785	¥ 13,994	¥ 78,624
Segment net income (loss)	¥ -4,451	¥ -154	¥ 2,502	¥ -7,880	¥ 718	¥ 4,809	¥ 1,741	¥ 34,565
Segment asset (March 31, 2004)	¥ 343,070	¥ 330,506	¥144,432	¥ 144,195	¥ 60,625	¥ 439,013	¥ 568,983	¥ 4,254,194

(Note 1) The above figures are calculated based on the accounting rule in Japan. ***Corporate and elimination*** includes differences in accounting principles generally accepted in Japan and those in the United States of America. However, for Japanese investors' convenience, Total volume of trading transactions and Operating profit (loss) are shown according to Japanese accounting practice.

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Segment Information (continued)

(Note 3) **Total volume of trading transactions, gross trading profit** and operating conditions for each operating segment were as follows.

Agri-marine Products transactions rose 14.4%, or 123 billion yen over the previous year, mainly in the areas of food distribution and feed grain. Owing to the increase in foods distribution, gross trading profit rose 16.1% year-on-year, or 9.9 billion yen.

Textile transactions rose 0.7%, or 2.4 billion yen over the previous year, mainly primarily from increases in finished goods. Owing to this increase, gross trading profit rose 5.3% year-on-year, or 1.3 billion yen.

Forest Products and General Merchandise transactions rose 2.7%, or 20.9 billion yen, due to increases in trading plywood and wood chips etc. In addition to these increases, along with increased profits for paper related companies and improvements in woodchip profitability, gross trading profit rose 11.0% year-on-year, or 4.6 billion yen.

Chemicals transactions rose 18.2%, or 102.9 billion yen, following leap increases in transactions in basic chemicals and plastic in a background of the sudden rise of the market. Owing to these increases, as well as an increase in profits from agricultural chemical related business, gross trading profit rose 7.7% year-on year, or 1.9 billion yen.

Energy transactions declined 11.1%, or 221.1 billion yen, following a decline in petroleum transactions. However, due to increases in profits from concessions, gross trading profit rose 36.7% year-on-year, or 11.3 billion yen.

Metals and Mineral Resources transactions rose 23.5%, or 116.1 billion yen due to rising prices in the coal, raw materials for metal and nonferrous light metals markets. Due to this increase, gross trading profit rose 29.2 %, or 3.5 billion yen.

Transportation and Industrial machinery transactions declined 0.6 %, or 5.0 billion yen, due to a decrease in aerospace and defense systems, although automotive and construction machinery-related transactions increased. However, due to an increase in industry related machinery field, gross trading profit rose 0.6% year-on-year, or 0.3 billion yen.

Segment Information (continued)

Utility and Infrastructure transactions rose 5.1%, or 18.3 billion yen, due to an increase in overseas IPP. Gross trading profit rose 10.1% year-on-year, or 2.1 billion yen.

Plant and Ship transactions fell 20.2%, or 123.7 billion yen, following a decline in energy and chemical projects. Although this decline led to lower profits, gross trading profit increased 50.9% year-on-year, or 4.5 billion yen, attributable to newly included subsidiaries in the ship-related business.

Development and Construction transactions rose 10.1%, or 18.1 billion yen, due to an increase in mediation and agency transactions of domestic real estate funds, although transactions decreased owing to a decrease in sales of condominium and transfer of operations of domestic construction business. Due to these decreases, gross trading profit decreased 1.4% year-on-year, or 0.4 billion yen, an increase in transaction of overseas housing business notwithstanding.

Finance and Logistics Business transactions rose 19.1%, or 3.4 billion yen, due to increases in funds and logistics. As a result of an increase in the fund related area, gross trading profit rose 18.1%, or 0.9 billion yen.

Telecom and Information transactions rose 4.8%, or 8.1 billion yen, due to increases in the telecommunications business. Owing to this increase, gross trading profit rose 22.7% year-on-year, or 4.5 billion yen.

Domestic Branches and Offices transactions decreased 10.8%, or 17.3 billion yen, due to a decline in machinery related transactions and transfer of commercial rights. Gross trading profit declined 9.7% year-on-year, or 0.5 billion yen.

Overseas Corporate Subsidiaries and Branches transactions rose 3.3%, or 34.6 billion yen, owing primarily to increases in automotive, construction machinery, and agricultural chemical operations in the U.S. Mainly due to an increase in agricultural chemical operation in the U.S., gross transaction profit rose 4.2% year-on-year, or 3.1 billion yen.

Segment Information (continued)

2. Geographical Segments

The Company's geographical segment information for FY2004 and FY2003, is as follows:

Year ended March 31, 2005 (April 1, 2004 – March 31, 2005)	*Millions of yen*						
	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 5,409,457	¥ 810,843	¥378,437	¥466,151	¥ 874,549	¥ -	¥7,939,437
Internal transactions	1,568,041	214,253	28, 588	179,746	105,960	-2,096,588	-
Total	¥6,977,498	¥ 1,025,096	¥407,025	¥645,897	¥ 980,509	¥-2,096,588	¥ 7,939,437
Segment operating profit (loss)	¥ 33,298	¥ 13,796	¥ 12,085	¥ 17,099	¥ 10,044	¥ -947	¥ 85,375
Segment assets	¥1,926,036	¥ 332,063	¥207,351	¥302,498	¥ 125,782	¥ -136,203	¥2,757,527
Other assets							¥1,450,510
Total assets							¥4,208,037

Year ended March 31, 2004 (April 1, 2003 – March 31, 2004)	*Millions of yen*						
	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 5,209,443	¥ 1,206,246	¥340,849	¥412,021	¥ 737,081	¥ -	¥7,905,640
Internal transactions	1,715,998	224,556	27,409	152,767	88,335	-2,209,065	-
Total	¥6,925,441	¥ 1,430,802	¥368,258	¥564,788	¥ 825,416	¥-2,209,065	¥ 7,905,640
Segment operating profit (loss)	¥ 49,596	¥ 5,582	¥ 6,869	¥ 12,447	¥ 4,943	¥ -813	¥ 78,624
Segment assets	¥2,032,295	¥ 327,287	¥157,501	¥314,717	¥ 107,492	¥ -144,943	¥2,794,349
Other assets							¥1,459,845
Total assets							¥4,254,194

(Note 1) Countries and regions are categorized by geographical classification.
(Note 2) Major countries or areas that belong to each category are as follows:
1. North America ------ USA, Canada
2. Europe -------------- UK, Belgium
3. Asia/Oceania -------- Singapore, China
4. Other ---------------- Latin America, Africa
(Note 3) Other assets which are not included in the segments are mainly cash and deposits, marketable securities, and investment securities. Inter-segment transactions are generally priced in accordance with the prevailing market prices.
(Note 4) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to accounting principles generally accepted in Japan.

Marubeni Corporation
Notes to Consolidated Financial Statements

Marketable Securities and Debt Securities

Available-for-sale securities (millions of yen)

	March 31, 2005				March 31, 2004			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Debt securities	701	183	-2	882	5,509	80	-104	5,485
Total	701	183	-2	882	5,509	80	-104	5,485
Non-current:								
Debt securities	22,720	501	-9	23,212	7,309	325	-	7,634
Marketable equity securities	140,249	74,516	-7,155	207,610	121,454	62,829	-5,993	178,290
Total	162,969	75,017	-7,164	230,822	128,763	63,154	-5,993	185,924

*The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices. The unrealized gains and losses, net of taxes are added to Accumulated other comprehensive income (loss) in shareholders' equity.
**Debt securities* consist mostly of corporate bonds.

Held-to-maturity securities (millions of yen)

	March 31, 2005				March 31, 2004			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Debt securities	28,067	191	-120	28,138	573	10	-	583
Total	28,067	191	-120	28,138	573	10	-	583
Non-current:								
Debt securities	14,300	816	-	15,116	42,784	1,488	-150	44,122
Total	14,300	816	-	15,116	42,784	1,488	-150	44,122

*The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.
**Debt securities* consist mostly of corporate bonds.

*In addition to the above stated securities, 3,997 million yen and 3,387 million yen of marketable securities for sale are held at March 31, 2005 and at March 31, 2004, respectively.
The net unrealized loss of 8 million yen for FY2004 and 0 million yen for FY2003 have respectively been included in the income statements.

Marubeni Corporation
Consolidated Companies

1. Number of consolidated companies

		March 31 2005	Established Bought	Liquidated Divestiture	March 31 2004	Variance
Subsidiaries	Domestic	131	12	-5	124	+7
	Overseas	238	26	-12	224	+14
	Total	369	38	-17	348	+21
Affiliated companies	Domestic	47	1	-6	52	-5
	Overseas	109	18	-11	102	+7
	Total	156	19	-17	154	+2
	Domestic	178	13	-11	176	+2
	Overseas	347	44	-23	326	+21
	Total	525	57	-34	502	+23

2. Major companies that have been newly included during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
Logistics Partners Inc.	Yen	200 mil	100.00%	Operation of logistics center, logistics and warehousing business.
Fuel Cell Japan, Co., Ltd.	Yen	100 mil	100.00%	Operation and maintenance of fused carbonate fuel cell.
Japan China Fiber Resource Holding Co., Ltd.	Yen	100 mil	67.50%	Investment in a Chinese waste paper processing company.
Sithe Energies Australia Pty. Ltd.	AU$	26.087 mil	100.00%	Holding company of overseas IPP.
Tratamiento de Agua de Culiacan S.A. de C.V.	NP	109.376 mil	49.72%	Construction, operation, and management of sewage treatment facility and sewer pipes
Marubeni North Sea Limited	US$	0 mil	100.00%	Investment in a holding company of interest of North Sea oil and gas field.
MGC ADVANCED POLYMERS, INC	US$	6 mil	20.00%	Production and sales of MXD-6 resin.

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Sofmap Co., Ltd.	Sold	27.47%	Retails of digital related products, including PC and software products.
Computer Wave Inc.	Merged	60.51%	Wholesaler of computer softwares
Logitec Corp.	Sold	66.64%	Development, manufacturing and sales of PC related equipment
North Pacific Processors, Inc.	Liquidation	100.00%	Processing and sales of Alaskan fishery products.
MT Interpet Amsterdam B.V.	Sold	50.00%	Holding Company of Italpet Preforme S.P.A.

Profit-making/loss-making consolidated companies

(Unit: billions of yen)

		March 31, 2005			March 31, 2004			Variance		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Profit-making companies	No. of companies	139	283	422	137	253	390	2	30	32
	Surplus amount	28.7	64.0	92.7	19.1	44.6	63.8	9.5	19.4	28.9
Loss-making companies	No. of companies	39	64	103	39	73	112	0	-9	-9
	Deficit amount	-29.4	-21.6	-51.0	-19.0	-24.4	-43.4	-10.4	2.8	-7.6
Surplus company ratio		78.1%	81.6%	80.4%	77.8%	77.6%	77.7%	+0.3 points	+4.0 points	+2.7 points

(Note) Surplus/Deficit amount is based on equity method.

April 26, 2005
Marubeni Corporation

RECEIVED
2005 MAY 25 A 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Financial Results for FY2004 and Prospects for FY2005 (US GAAP Basis)

(Unit: billions of yen)

Operating Results	FY2003 Results	FY2004 Results	FY2004 Variance	Prospects for FY2005	FY2005 Variance
Total volume of trading transactions (*1)	7,905.6	7,939.4	33.8	8,000.0	60.6
Gross trading profit	409.5	436.1	26.6	485.0	48.9
Selling, general and administrative expenses	-330.0	-344.4	-14.4	-350.0	-5.6
Provision for doubtful accounts	-0.8	-6.3	-5.5	-5.0	1.3
Operating profit (*1)	78.6	85.4	6.8	130.0	44.6
Interest expense, net of interest income	-23.5	-20.2	3.3	-30.0	-9.8
Dividends	7.2	9.0	1.8	7.0	-2.0
Gain (loss) on investment securities	16.1	28.7	12.6	-20.0 (combined)	-1.7 (combined)
Gain (loss) on property and equipment	-1.6	-10.5	-9.0		
Other-net	-18.0	-36.5	-18.5		
Income (loss) before income taxes and equity in earnings (losses)	58.9	55.9	-3.0	87.0	31.1
Provision (benefit) for income taxes	-35.6	-33.8	1.8	-47.0	-13.2
Minority interests in consolidated subsidiaries	-3.0	-1.4	1.5	-4.0	-2.6
Equity in earnings (losses) of affiliated companies	14.3	20.7	6.4	24.0	3.3
Net income (loss)	34.6	41.2	6.7	60.0	18.8

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

	FY2003	FY2004	Variance
Revenue (*2)	2,774.2	3,038.7	264.5

(*2) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.

	FY2003 Results	FY2004 Results	FY2004 Variance	Prospects for FY2005	FY2005 Variance
Adjusted operating profit (*3)	79.4	93.9	14.5	135.0	41.1
Core earnings (*4)	102.2	123.6	21.4	166.0	42.4

(*3) Adjusted operating profit = Gross trading profit - SGA expenses (excluding restructuring costs)
(*4) Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)

Financial Condition	March 31 2004	March 31, 2005	Variance	March 31, 2006 Prospects	Variance
Total assets	4,254.2	4,208.0	-46.2	4,250.0	42.0
(Current assets)	(2,080.0)	(2,093.4)	13.4	—	—
(Fixed assets)	(2,174.2)	(2,114.6)	-59.6	—	—
Shareholders' equity	393.0	443.2	50.2	490.0	46.8
Interest-bearing debt	2,454.8	2,286.4	-168.4	—	—
Net interest bearing debt	1,969.3	1,823.9	-145.4	1,950.0	126.1
D/E ratio (*5)	5.01 times	4.12 times	-0.89 points	less than 4 times	—

(*5) D/E ratio is calculated based on net interest-bearing debt

Cash Flow	FY2003 Results	FY2004 Results
Cash flow by operating activities	201.6	173.8
Cash flow by investing activities	58.0	46.0
Free cash flows	259.5	219.9
Cash flow by financing activities	-233.9	-238.1
Effect of exchange rate changes	-13.4	-1.3
Changes of cash and cash equivalents	12.2	-19.5

Increase/Decrease of Consolidated Companies Surplus/Deficit	March 31, 2004 Results	March 31, 2005 Results	Variance
No. of profit making companies	390	422	32
Surplus amount	63.8	92.7	28.9
No. of loss making companies	112	103	-9
Deficit amount	-43.4	-51.0	-7.6
No. of profit making companies ratio	77.7%	80.4%	2.7 points

Major Financial Indicators and Financial Yearly Prospects

Major Financial Indicators

	FY2003	FY2004	Variance
1) Foreign Exchange Rate (YEN/USD)	113.07	107.55	(Yen up by 5.52 yen)
2) Short-term Prime Rate (Japan) (%)	1.375	1.375	
Long-term Prime Rate (Japan) (%)	1.583	1.690	

Financial Yearly Prospects

	Prospects for FY2005
1) Foreign Exchange Rate (YEN/USD)	approx. 105 (Yen up by 2.55 yen)
2) Short-term Prime Rate (Japan) (%)	1.375
Long-term Prime Rate (Japan) (%)	1.600

Outline of Financial Results for FY2004

Highlights of the FY2004 Financial Results

- **Net income reached the highest record of 41.2 billion yen, 6.7 billion yen (19%) above the level of 34.6 billion yen marked last fiscal year.**
- **Adjusted operating profit was 93.9 billion yen, an increase by 14.5 billion yen, or 18% year-on-year, and core earnings was 123.6 billion yen, also increasing by 21.4 billion yen or 21% compared to the previous year, all of which clearly indicated that Marubeni's earnings power is steadily growing.**
- **Shareholders' equity increased by 50.2 billion yen compared to the FY2003 year-end to 443.2 billion yen, due to an increase in net income and improvement in unrealized gains (losses) on investment securities.**
- **Net interest-bearing debt was 1,823.9 billion yen, and reached the FY2005 year-end target of "2,000 billion yen or less" as announced in the "V" PLAN. D/E ratio was 4.12 times, showing an improvement by 0.89 points year-on-year.**
- **A year-end cash dividend of 4 yen per share will be paid, increased from the initial plan of 3 yen.**

Main Items

1) <u>Total volume of trading transactions ... 7,939.4 billion yen</u>
This item increased by 33.8 billion yen year-on-year, including the negative impact of the strong yen of approximately 150 billion yen. All segments excluding Energy, Plant & ship, Domestic branches and offices, and Transportation & industrial machinery, resulted in an increase.

2) <u>Gross trading profit ... 436.1 billion yen</u>
Gross trading profit rose 26.6 billion yen year-on-year. All segments excluding Development & construction and Domestic branches and offices, resulted in an increase.

3) <u>Selling, general and administrative expenses ... -344.4 billion yen</u>
Selling, general and administrative expenses increased by 14.4 billion yen year-on-year. Mainly due to effects of newly included subsidiaries and the transfer of the substitutional portion of employee pension fund liabilities (-1.5 billion yen).

4) <u>Provision for doubtful accounts ... -6.3 billion yen</u>
Provision for doubtful accounts deteriorated by 5.5 billion yen year-on-year due to an increase in allowance for overseas bad debt.

5) <u>Interest expense, net of interest income ... -20.2 billion yen</u>
Interest expense, net of interest income improved by 3.3 billion yen year-on-year.

6) <u>Gain (Loss) on investment securities ... 28.7 billion yen</u>
- Gain (Loss) on sales of investment securities 36.1 billion yen (+9.6 billion yen year-on-year)
- Valuation loss on investment securities - 7.4 billion yen (+3.0 billion yen year-on-year)

This item improved due to sales of listed stock, increase in capital gain from sales of stock (IPP, Vodafone, etc.) and the clearance of valuation loss on Sithe Energies' stock, which was booked in the previous year.

7) <u>Gain (Loss) on property and equipment ... -10.5 billion yen</u>
- Gain on sale of property and equipment 8.6 billion yen (+4.7 billion yen year-on-year)
- Loss on sale/Valuation loss of property and equipment -19.2 billion yen (-13.7 billion yen year-on- year)

This item deteriorated by 9.0 billion yen year-on-year, owing to such factors as loss from disposal of assets, valuation loss on factories and facilities at subsidiaries, and valuation loss on real estates owned by the Parent.

8) <u>Other-net ... -36.5 billion yen</u>
This item deteriorated from the previous year by 18.5 billion yen, mainly due to provision for loss on the withdrawal from PT. Chandra Asri (-21.3 billion yen).

9) <u>Equity in earnings (losses) of affiliated companies ... 20.7 billion yen</u>
This item increased by 6.4 billion yen year-on-year. Main items are provided below.

Marubeni-Itochu Steel Inc.	9.7 billion yen	(+6.6 billion yen year-on-year)
Nippon LP Resources	5.7 billion yen	(+3.2 billion yen year-on-year)
Uni-Mar Enerji Yatirimlari	3.3 billion yen	(+0.1 billion yen year-on-year)
Thai Cold Rolled Steel	2.0 billion yen	(+0.7 billion yen year-on-year)
The Maruetsu	-2.5 billion yen	(-2.9 billion yen year-on-year)

(Unit: billions of yen)

Operating Segments	Gross trading profit FY2003	Gross trading profit FY2004	Gross trading profit Variance	Net income (loss) FY2003	Net income (loss) FY2004	Net income (loss) Variance	Main reasons for increase/decrease
Agri-marine products	61.4	71.3	9.9	7.0	1.2	-5.8	Net income showed a substantial decrease due to posting of extraordinary losses in seafood related subsidiaries, an increase in gross trading profit mainly in food distribution notwithstanding.
Textile	23.9	25.2	1.3	1.8	2.6	0.9	Net income increased due to a rise in gross trading profit mainly from increase in sales of products.
Forest products & general merchandise	42.0	46.6	4.6	6.3	7.5	1.3	Gross trading profit increased complemented by improvement of profitability of woodchip and paper-related transactions. Net income increased, although equity in earnings fell due to deterioration of exchange gain/loss in paper-related transactions
Chemicals	24.9	26.9	1.9	3.3	4.5	1.2	Net income increased thanks to a rise in gross trading profit due to contribution of such segments as basic chemicals, synthetic resin, and agricultural chemicals, stemming from buoyant petrochemicals market.
Energy	30.8	42.1	11.3	10.1	15.9	5.8	Net income marked a significant increase owing to a rise in gross trading profit from increased concessions in natural resources fields and improvement of profitability.
Metals & mineral resources	12.2	15.7	3.5	4.3	9.8	5.6	Gross trading profit increased largely due to earnings bolstering by soaring prices of coal, steel making raw materials, and non-ferrous metals. In addition, net income remarkably increased owing to a gain in equity in earnings from copper smelter business
Transportation & industrial machinery	55.8	56.1	0.3	-0.4	0.0	0.5	Net income rose due to an increase in gross trading profit, mainly due to a better performance of industrial machinery related transactions.
Utility & infrastructure	20.6	22.6	2.1	5.1	5.1	0.1	Net income slightly rose stemming from an increase in gross trading profit from overseas IPP business, while equity in earnings decreased.
Plant & ship	8.8	13.3	4.5	-4.5	-13.5	-9.1	Although gross trading profit increased due to the subsidiaries newly classified from affiliates, net income significantly fell due to provision for loss on withdrawal from petrochemicals project in Indonesia.
Development & construction	27.9	27.5	-0.4	-0.2	-11.4	-11.2	Net income showed a substantial drop due to posting of extraordinary losses of the Parent and affiliated companies.
Finance & logistics business	4.9	5.8	0.9	2.5	4.0	1.5	Net income increased owing to a rise in gross trading profit due to an improvement in fund related profits of affiliated companies, and realization of capital gain related to investment funds.
Telecom & information	20.0	24.5	4.5	-7.9	-9.3	-1.4	Net income declined stemming from an increase in restructuring losses of affiliated companies, an improvement in gross trading profit from communication operating business notwithstanding.
Domestic branches & offices	5.4	4.9	-0.5	0.7	-0.5	-1.2	Net income dropped due to posting of extraordinary losses
Overseas corporate subsidiaries & branches	73.5	76.5	3.1	4.8	6.2	1.4	Increase mainly in Marubeni America Corporation
Corporate & elimination	-2.6	-23.0	-20.4	1.7	19.0	17.3	Gross trading profit declined due to revision to USGAAP (reclassification from extraordinary losses). Net income rose due to increase in iron & steel transactions and profit from sales of stocks
Consolidated	409.5	436.1	26.6	34.6	41.2	6.7	
(Reference) (Iron & steel)	(1.0)	(1.2)	(0.2)	(4.0)	(11.5)	(7.5)	(Net income increased compared to the previous year due to increase in equity in earnings coming from favorable condition of affiliated companies)

Outline of FY2005 Prospects

Net income for FY2005 is expected to increase by 18.8 billion yen, or 46% compared to FY2004, to 60.0 billion yen, breaking the record for its highest earnings ever, due to an increase in gross trading profit. (The medium-term management plan "V" PLAN targeted net income of 50 billion yen)

The medium-term management plan "V" PLAN is progressing well, and in order to provide shareholders with profit return, we intend to pay a year-end cash dividend of 6 yen per share.

Marubeni CORPORATION

Outline of Financial Results for FY2004

May 9, 2005

Marubeni Corporation
(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

Agenda

1. Financial Highlights

(billions of yen)	FY01	FY02	(change from FY01)	FY03	(change from FY02)	FY04	(change from FY03)	FY05 (Prospects)	(change from FY04)
Total volume of trading transactions	8,972.2	8,793.3	(-178.9)	7,905.6	(-887.7)	7,939.4	(+33.8)	8,000.0	(+60.6)
Gross trading profit	438.0	424.6	(-13.4)	409.5	(-15.2)	453.2	(+43.7)	485.0	(+31.8)
SGA expenses	-390.8	-343.5	(+47.3)	-330.0	(+13.5)	-342.1	(-12.1)	-350.0	(-7.9)
Adjusted operating profit (excluding restructuring costs)	**47.2**	**81.1**	**(+33.9)**	**79.4**	**(-1.7)**	**111.0**	**(+31.6)**	**135.0**	**(+24.0)**
Restructuring costs in									
Gross trading profit	-1.2	0.0	(+1.2)			-17.1	(-17.1)		
SGA expenses	-1.3	-2.1	(-0.8)			-2.2	(-2.2)		
Provision for doubtful accounts	-43.9	-5.7	(+38.3)	-0.8	(+4.9)	-6.3	(-5.5)	-5.0	(+1.3)
Operating profit	**0.8**	**73.4**	**(+72.6)**	**78.6**	**(+5.3)**	**85.4**	**(+6.8)**	**130.0**	**(+44.6)**
Interest expense-net	-29.5	-23.5	(+6.0)	-23.5	(+0.0)	-20.2	(+3.3)	-30.0	(-9.8)
Dividends received	7.5	6.8	(-0.7)	7.2	(+0.4)	9.0	(+1.8)	7.0	(-2.0)
Others	-142.7	-20.3	(+122.4)	-3.4	(+16.9)	-18.3	(-14.9)	-20.0	(-1.7)
Income (losses) before income taxes and equity in earnings (losses)	-164.0	36.3	(+200.3)	58.9	(+22.6)	55.9	(-3.0)	87.0	(+31.1)
Income (losses) before equity in earnings	-96.3	20.1	(+116.4)	23.3	(+3.2)	22.0	(-1.3)	40.0	(+18.0)
Minority interests in income (loss) of consolidated subsidiaries	-1.2	-3.2	(-2.0)	-3.0	(+0.2)	-1.4	(+1.6)	-4.0	(-2.6)
Adjusted equity in earnings (excluding restructuring costs)	1.4	13.4	(+12.0)	15.6	(+2.2)	20.7	(+5.1)	24.0	(+3.3)
Restucturing costs in equity in earnings	-20.3	0.0	(+20.3)	-1.3	(-1.3)	0.0	(+1.3)	0.0	(+0.0)
Net income/loss	**-116.4**	**30.3**	**(+146.7)**	**34.6**	**(+4.3)**	**41.2**	**(+6.7)**	**60.0**	**(+18.8)**

2. Consolidated Financial Results for FY2004

(billions of yen)	FY03	FY04	(Variance)	FY05 Pros.	(Variance from FY04)
Gross trading profit	409.5	453.2	(+43.7)	485.0	(+31.8)
SGA expenses	-330.0	-342.1	(-12.1)	-350.0	(-7.9)
Adjusted operating profit (excluding restructuring costs)	79.4	111.0	(+31.6)	135.0	(+24.0)
Dividends received	7.2	9.0	(+1.8)	7.0	(-2.0)
Adjusted equity in earnings (excluding restructuring costs)	15.6	20.7	(+5.1)	24.0	(+3.3)
Core earnings	**102.2**	**140.7**	**(+38.5)**	**166.0**	**(+25.3)**
Interest expense-net	-23.5	-20.2	(+3.3)	-30.0	(-9.8)
Total	**78.7**	**120.5**	**(+41.8)**	**136.0**	**(+15.5)**
Net income	**34.6**	**41.2**	**(+6.7)**	**60.0**	**(+18.8)**
Total assets	4,254.2	4,208.0	(-46.2)	4,250.0	(+42.0)
Net interest-bearing debt	1,969.3	1,823.9	(-145.4)	1,950.0	(+126.1)
Shareholders' equity	393.0	443.2	(+50.2)	490.0	(+46.8)
Net D/E ratio	5.01 times	4.12 times	(-0.89 points)	3.98 times	(-0.14 points)

3. Balance Sheets

(billions of yen)	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Change from Mar. 04	Mar. 06 Pros.
Current Assets	2,487.6	2,202.1	2,080.0	2,093.4	(+13.4)	
Investments/Fixed Assets	2,318.1	2,119.4	2,174.2	2,114.6	(-59.6)	
Total Assets	4,805.7	4,321.5	4,254.2	4,208.0	(-46.2)	4,250.0
Short-term loans (*)	1,247.3	963.3	803.6	659.1	(-144.5)	
Long-term interest bearing debt	1,937.6	1,781.6	1,651.3	1,627.3	(-24.0)	
Interest-bearing debt	3,184.9	2,745.0	2,454.8	2,286.4	(-168.4)	
Net interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	(-145.4)	1,950.0
Shareholders' equity	263.9	260.1	393.0	443.2	(+50.2)	490.0
Net D/E ratio (times)	10.3times	8.7times	5.01 times	4.12 times	(-0.89 points)	3.98 times
Equity Ratio (%)	5.49%	6.02%	9.24%	10.53%	(+1.29 points)	11.53%
Current Ratio (%)	101.90%	104.60%	105.90%	111.20%	(+5.30 points)	-
ROA (%)	-	0.66%	0.81%	0.97%	(+0.16 points)	1.42%
ROE (%)	-	11.57%	10.59%	9.87%	(-0.72 points)	12.86%

(*) including current portion of long-term debt

4. Gross Trading Profit and SGA Expenses



ss Trading Profit (billions of yen)
SGA expenses (billions of yen)
・Gross Trading Profit for FY04 is ¥453.2 billion, increased by ¥43.7 billion compared with the previous year.
・Gross Trading Profit for FY05 is expected to be ¥485.0 billion.
500
470
440
410
380
350
320
290
-500
-470
-440
-410
-380
-350
-320
-290
Gross Trading Profit
SGA expenses (excluding provision for doubtful accounts)
438.0
424.6
409.5
453.2
485.0
-390.8
-343.5
-330.0
-342.1
-350.0
¥47.2 bn
¥81.1 bn
¥79.4 bn
¥111.0 bn
¥135.0 bn
Adjusted operating profit (excluding restructuring costs)
・SGA expenses for FY04 increased ¥12.1billion to ¥342.1 billion, influenced by newly-included subsidiaries.
・SGA expenses for FY05 is estimated to be ¥350.0 billion, due to increase in Gross Trading Profit.
FY01
FY02
FY03
FY04
FY05 Pros.

5. Core Earnings

(billions of yen)	FY01	FY02	(change from FY01)	FY03	(change from FY02)	FY04	(change from FY03)	FY05 Pros.	(change from FY04)
Adjusted operating profit (excluding restructuring costs)	47.2	81.1	(+33.9)	79.4	(-1.7)	111.0	(+31.6)	135.0	(+24.0)
Dividend received	7.5	6.8	(-0.7)	7.2	(+0.4)	9.0	(+1.8)	7.0	(-2.0)
Equity in earnings	1.4	13.4	(+12.0)	15.6	(+2.2)	20.7	(+5.1)	24.0	(+3.3)
Core earnings	**56.1**	**101.3**	**(+45.2)**	**102.2**	**(+0.9)**	**140.7**	**(+38.5)**	**166.0**	**(+25.3)**
Interest expense-net	-29.5	-23.5	(+6.0)	-23.5	(+0.0)	-20.2	(+3.3)	-30.0	(-9.8)
Total	**26.6**	**77.8**	**(+51.2)**	**78.7**	**(+0.9)**	**120.5**	**(+41.8)**	**136.0**	**(+15.5)**



Core Earnings (billions of yen)
Interest expense-net (billions of yen)
180
160
140
120
100
80
60
40
20
0
-180
-160
-140
-120
-100
-80
-60
-40
-20
0
Core earnings
Interest expense-net
56.1
26.6
-29.5
101.3
77.8
-23.5
102.2
78.7
-23.5
140.7
120.5
-20.2
166.0
136.0
-30.0
FY01
FY02
FY03
FY04
FY05 Pros.

(Note) ・Core earnings = Adjusted operating profit (excluding restructuring costs) + Dividends received ±Equity in earnings (excluding restructuring costs)
・Interest expense-net = Interest income - Interest expense

6. Gross Trading Profit and Net Profit by Operating Segment (FY03/FY04)



Marubeni CORPORATION
lions of yen)
Gross trading profit
Net Profit
Left : FY2003
Right : FY2004
61.4
7.0
71.3
1.2
23.9
1.8
25.2
2.6
42.0
6.3
46.6
7.5
24.9
3.3
26.9
4.5
30.8
10.1
42.1
15.9
12.2
4.3
15.7
9.8
55.8
-0.4
56.1
0.0
20.6
5.1
22.6
5.1
8.8
-4.5
13.3
-13.5
27.9
-0.2
27.5
-11.4
4.9
2.5
5.8
4.0
20.0
-7.9
24.5
-9.3
4.0
1.0
11.5
1.2
78.9
5.5
81.4
5.7
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Iron & Steel Products
Overseas Corporate Subsidiaries & Branches

Note) ··· Divisions to be re-organized in FY2005

7. Gross Trading Profit and Net Profit by Operating Segment (FY04/FY05 Pros.)



Marubeni CORPORATION
(billions of yen)
□ Gross trading profit
■ Net profit
Left : FY2004
Right : FY2005 Prospects
90
80
70
60
50
40
30
20
10
0
-10
-20
Agri-Marine Products
71.3
1.2
70.0
8.0
Textile
25.2
2.6
28.5
2.0
Forest Products & General Merchandise
46.6
7.5
54.0
7.0
Chemicals
26.9
4.5
28.5
5.0
Energy
42.1
15.9
54.0
12.5
Metals & Mineral Resources
15.7
9.8
24.0
10.5
Transportation Machinery
51.7
9.2
52.0
5.5
Industrial Machinery & Information Business
36.7
-14.8
41.5
1.5
Plant, Power & Infrastructure Projects
28.3
-12.0
31.5
4.5
Development & Construction
27.5
-11.4
28.0
0.5
Finance & Logistics Business
5.8
4.0
6.0
2.5
Iron & Steel Products
11.5
1.2
10.0
1.0
Overseas Corporate Subsidiaries & Branches
81.4
5.7
78.0
6.0

Note) ▭ ··· The figures are altered to apply to the new divisional organization, on the basis of the results for FY2004. (tentative estimation)

8. Core Earnings by Operating Segment

Marubeni CORPORATION



(billions of yen) FY2003 / FY2004
FY2003
FY2004
12.0
10.3
4.5
5.0
13.1
14.5
6.1
8.5
15.2
27.8
6.1
13.1
9.5
11.0
10.8
8.8
-4.4
1.2
7.1
9.0
-0.1
1.0
-9.2
-3.4
4.7
12.1
12.8
17.1
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Iron & Steel Products
Overseas Corporate Subsidiaries & Branches

Note) ☐ ··· Divisions to be re-organized in FY2005



(billions of yen) FY2004 / FY2005 Pros.
FY2004
FY2005 Pros.
10.3
16.5
5.0
7.0
14.5
19.0
8.5
10.5
27.8
28.5
13.1
18.5
15.5
15.5
-3.2
4.0
5.2
12.0
9.0
11.0
1.0
0.0
12.1
10.5
17.1
14.5
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Industrial Machinery & Information Business
Plant, Power & Infrastructure Projects
Development & Construction
Finance & Logistics Business
Iron & Steel Products
Overseas Corporate Subsidiaries & Branches

Note) ☐ ··· The figures are altered to apply to the new divisional organization, on the basis of the results for FY2004. (tentative estimation)

9. Total Assets by Operating Segment

Marubeni CORPORATION

(billions of yen) FY2003 / FY2004



FY2003
FY2004
417.7
398.5
127.0
119.8
315.7
317.7
147.1
167.2
319.6
390.9
180.3
195.1
306.7
294.1
409.2
392.2
343.1
338.7
330.5
317.7
144.4
128.8
144.2
137.8
55.8
64.4
499.6
488.4
0
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Iron & Steel Products
Overseas Corporate Subsidiaries & Branches
Note) ··· Divisions to be re-organized in FY2005

10. Cash Flows

Marubeni CORPORATION

(billions of yen)	FY03	FY04	Major factors during FY2004
Operating activities			
Net income (losses)	34.6	41.2	
Adjustments to reconcile net income(losses) to net cash provided, by operating activities:			
Depreciation and amortization	54.3	65.7	
Provision for doubtful accounts	0.8	6.3	
Other	-0.2	-24.6	
Sub total	54.9	47.4	
Changes in assets and liabilities concerning operating activities:	94.5	103.2	
Other	17.7	-18.0	
Net cash provided by operating activities	201.6	173.8	
Investing activities			
Purchase and sales/redemptions of securities and other investments-net	54.0	29.1	*Sales and redemption of marketable securities* and investment securities
Purchase and sales of property and equipment and property leased to others-net	-51.3	-44.5	
Collection of loans receivable-net	72.3	63.3	Collection of loans receivable
Other	-17.0	-1.9	
Net cash provided by investing activities	58.0	46.0	
Free cash flows	259.5	219.9	
Financing activities			
Increase and decrease in interest-bearing debt-net	-303.9	-230.0	
Other	70.0	-8.1	
Net cash used in financing activities	-233.9	-238.1	
Effect of exchange rate changes on cash and cash equivalents	-13.4	-1.3	
Net increase (decrease) in cash and cash equivalents	12.2	-19.5	

(bn yen)

Decrease in gross interest-bearing debt on the balance sheets	-168.4
Decrease in gross interest-bearing debt in cash flow	-230.0
Difference	+61.6
(Breakdown of the difference)	
Increase due to the exchange	+11.0
Decrease in the impact of FASB133	-2.6
Increase due to new consolidation and *un-consolidation of group companies, etc.*	+63.1

11. Shareholders' Equity

(billions of yen)	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Change from Mar. 04	Mar. 06 Pros.
Shareholders' equity	263.9	260.1	393.0	443.2	(+50.2)	490.0
Net D/E ratio	**10.3 times**	**8.7 times**	**5.01 times**	**4.12 times**	**(-0.89 points)**	**3.98 times**


billions of yen)
500
400
300
200
100
0
Net D/E ratio
10.3times
8.7times
5.01times
4.12times
3.98times
263.9
260.1
393.0
443.2
490.0
Shareholders' equity
Mar. 2002
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006 Pros.

Breakdown of Shareholders' Equity at Mar. 2005

(billions of yen)		Change from previous year
Common stock and additional paid in capital	357.2	(-)
Retained earnings	131.2	(+36.3)
Net unrealized losses on investment securities	46.7	(+11.7)
Currency translation adjustments	-89.6	(- 1.7)
Net unrealized losses on derivatives	- 2.3	(+ 3.7)
Total shareholders' equity	443.2	(+50.2)

12. Interest Coverage Ratio

(billions of yen)	FY01	FY02	FY03	FY04
Adjusted operating income	47.2	81.1	79.4	111.0
Interest income	45.8	26.6	20.4	23.4
Dividends received	7.5	6.8	7.2	9.0
Depreciation and amortization	71.1	63.7	54.3	65.7
Total EBITDA (a)	**171.6**	**178.2**	**161.3**	**209.1**
Interest expense (b)	-75.3	-50.1	-43.8	-43.6
Interest coverage (a)/(b)	**228%**	**356%**	**368%**	**480%**


(billions of yen)
250
200
150
100
50
0
-50
-100
Interest Coverage Ratio (%)
EBITDA (billions of yen)
Interest expense (billions of yen)
228%
356%
368%
480%
171.6
178.2
161.3
209.1
-75.3
-50.1
-43.8
-43.6
600%
500%
400%
300%
200%
100%
0%
FY01
FY02
FY03
FY04

13. Number and Consolidated Profits & Losses of Group Firms


Mar. ~~00~~ 01
Mar. ~~01~~ 02
Mar. ~~02~~ 03
Mar. ~~03~~ 04
Mar. ~~04~~ 05
Consolidated profit/loss
(billions of yen)
100
75
50
25
0
-25
-50
-75
-100
-125
66.3
-34.6
31.7
51.0
-107.6
-56.5
65.3
-31.1
34.1
63.8
-43.4
20.4
92.7
-51.0
41.7
Surplus amount
Deficit amount
Net consolidated profit

	Mar. ~~00~~ 01	Mar. ~~01~~ 02	Mar. ~~02~~ 03	Mar. ~~03~~ 04	Mar. ~~04~~ 05
Number of profit-making firms	480	391	375	390	422
Number of loss-making firms	118	124	109	112	103
Total number of consolidated group firms	**598**	**515**	**484**	**502**	**525**
Loss-making firm ratio	**19.7%**	**24.1%**	**22.5%**	**22.3%**	**19.6%**

14. Major Profit-making & Loss-making Firms

Consolidated profit / loss (billions of yen)		FY03	FY04	FY05 Pros.	Notes
<Major Profit-making firms>					
Subsidiaries	Total of 4 projects related to energy concession business (100%)	2.5	10.7	7.4	Development, production, sales and other related operations of oil and gas
	Royal Maritime (100%)	0.7	4.9	3.4	Shipping company. Y0.4 bn for FY03 is equity in earnings.
	San Roque Power (92.5%)	3.3	4.5	4.2	IPP of San Roque Multipurpose Dam Project (Philippines), Y1.1 bn for FY03 is equity in earnings.
	M. America (100%)	3.4	3.7	3.6	Overseas corporate subsidiary in US.
	M. LNG International (100%)	2.6	3.2	2.7	Investment in Qatar LNG projects
	Nacx Nakamura Corporation (70%)	0.7	1.6	1.9	Wholesale, transportation and processing of frozen foods. Y0.2 bn for FY03 is equity in earnings.
	M. Coal (100%)	0.6	1.5	4.3	Investment in coal projects in Australia
	M. Aluminium Australia (100%)	0.9	1.4	1.7	Inventment in aluminium smelting project in Australia
	Koa Kogyo (77.52%)	0.6	1.3	0.6	Manufacturing and sales of cardboard
	Marubeni Nisshin Feed Co., Ltd. (60%)	0.7	1.0	1.3	Manufacture of compound feed
	M. Pulp & Paper Sales (88.18%)	0.5	0.6	1.3	Wholesale of all types of paper
Affiliated Companies	Marubeni-Itochu Steel Inc. (50%)	3.1	9.7	9.3	Manufacture, processing, import, export and sales of steel products
	Nippon LP Resources (35%)	2.5	5.7	3.7	Investing in Los Pelambres copper mine in Chile
	Uni-Mar Energi (33.3%)	3.2	3.3	0.5	IPP in Turkey
	Thai Cold Rolled Steel (37.57%)	1.3	2.0	1.2	Production and sales of cold rolled steel sheet.
<Major Loss-making firms>					
Subsidiaries	Nasu Resort Corporation (70%)	-0.7	-5.5	-0.7	Operation of ski resort and recreation amenities.
	NPPI (100%)	-2.8	-5.5	0.0	Marine product processing (U.S.A.)
	Meditec Corporation (100%)	-4.6	-4.2	0.0	Import sales and maintenance of medical equipment, apparatus and accessories
	MC Estate Co., Ltd. (100%)	-1.9	-4.2	0.0	Property business
	P.T. Megalopolis (60%)	-0.4	-3.2	0.0	Operation and sales of industrial park in Indonesia.
	Global Solution KK (99.91%)	-2.5	-1.7	0.1	Internet access service.
	Global Access Ltd. (100%)	-2.4	-1.5	0.0	Providing bandwidth via own fiber-optic cable
Affiliated Companies	The Maruetsu, Inc. (30.2%)	0.4	-2.5	-	Food retailer (listed on the 1st section of TSE)
	MUSI Pulp Project (45%)	-2.8	-1.0	1.3	Production and salesof pulp (Indonesia)

<Reference> Non-consolidated Financial Results for FY2004

(billions of yen)	FY02	FY03	FY04	Variance	FY05 Pros.
<Business Results>					
Total volume of trading transactions	6,885.3	5,877.3	5,712.4	(-164.9)	
Gross trading profit	117.1	114.6	113.4	(-1.2)	-
Operating profit	16.7	18.8	11.9	(-7.0)	-
Ordinary profit	30.3	23.6	48.5	(+24.8)	-
Net income (loss)	10.4	12.3	11.1	(-1.2)	12.5
<Balance Sheets>					
	Mar. 2003	**Mar. 2004**	**Mar. 2005**		
Total assets	2,733.5	2,649.5	2,569.8	(-79.7)	
Shareholders' equity	257.1	371.9	389.0	(+17.1)	
Interest-bearing debt	1,736.3	1,583.1	1,494.1	(-89.0)	
Net interest-bearing debt	1,463.3	1,305.5	1,213.1	(-92.4)	
Net D/E ratio (times)	5.7 times	3.5 times	3.1 times	(-0.4points)	
ROE	4.10%	3.91%	2.92%	(-0.99points)	

April 26, 2005
Marubeni Corporation

Divestiture of Chandra Asri Project and Acquisition of Majority Interest in Musi Pulp Project

Japan Indonesia Petrochemical Investment Corporation ("JIPIC"), a subsidiary company of Marubeni Corporation ("Marubeni") and Commerzbank International Trust (Singapore) Ltd. ("CITS") have come to a basic agreement today that JIPIC will sell its shares and loan in PT. Chandra Asri ("CA") to CITS, in return receiving the rights over the assets of Musi Pulp Project.
Definitive agreements will be expected to be entered into in next few months after obtaining all necessary approvals from relevant authorities and other parties concerned along with required documentations.

Through this transaction as described below, Marubeni group will achieve complete divestiture of CA Project and will simultaneously strengthen its pulp and paper business by obtaining majority interests in Musi Pulp Project.

Assuming this transaction to be completed, Marubeni has posted its consolidated loss of J¥21.3 billion in its financial report of fiscal year 2004 as has been separately disclosed today.

1. Background of the subject transaction and Marubeni Group's Objectives
   CA project started its commercial operation in 1995 as one of the large scale Japan-Indonesian economic cooperation projects. Through 10 years of its operation and continuous effort in technical transfer and human resources development, CA has completely achieved the running of its operation by the Indonesian management.
   Although CA was affected by Asian Monetary Crisis in middle to late 90s and Marubeni has continued to post notable consolidated losses during that time, CA has done various necessary measures towards more efficiency in operation and completed financial restructuring by obtaining quite a few concerned parties' cooperation and understanding, resulting in significant improvement of its financial foundations. Further, favorable market situation in 2004 has brought

CA a first ever net profit for its fiscal year 2004.

Notwithstanding the improvement in CA, Marubeni categorizes CA project in its business mapping, as a "Non-core" business since Marubeni group finds its voting power as a minority shareholder in the project very limited as well as its observation of fluctuating market for both raw material and final products of the project. As such, while working very hard to improve CA's efficiency, Marubeni has since last year been looking for its exit possibilities together with its local partners in the project vis a vis certain players in petrochemical industry.

Meanwhile, Marubeni had been taking various measures of further involvement in Musi Pulp Project in which it already holds certain equity interest together with PT Barito Pacific Timber ("BPT"), in an aim to acquire a majority control over the project, and to that end, has eventually increased its equity ratio in PT Tanjungenim Lestari Pulp and Paper ("TEL") and PT Musi Hutan Persada ("MHP") over past years. Recently, knowing that BPT and CITS were in negotiation of BPT's debt restructuring involving the issuance of the exchange bonds with option to convert into assets of Musi Pulp Project, then, Marubeni approached and negotiated with CITS and have thus come to a basic agreement which would enable Marubeni to effectively replacing CA assets with a majority control over Musi Pulp Project.

Musi Pulp Project consist of two companies, i.e. a pulp manufacturing company, TEL and a industrial forest plantation company, MHP. Musi Pulp Project is the only 100% plantation log basis pulp manufacturing business in Asia which is pure environmental friendly pulp project.

Through this transaction, TEL and MHP will become consolidated subsidiary of Marubeni and Marubeni group will have majority control over TEL and MHP. We will further enhance productivity of both companies by managing in harmony, thus improve their profitability. MHP is one of the largest plantation companies in Indonesia with over 190,000 hectares of plantation areas while TEL has 450,000 AD Tons of pulp production capacity per year.

Marubeni group is focusing on the "value chain" minded businesses which includes forest products, pulp and paper by involving all phases starting from raw material to final products and this transaction will further strengthen such

businesses. In order to insure the above, our Forest Products & General Merchandise Division will take in charge of Musi Pulp Project upon completion of this transaction. We will reinforce our leading position in pulp and paper business and will take greater presence in growing China and Asian markets.

2. Main Assets to be Transferred

JIPIC's 24.59% shares in CA and loan amounting US$581 million

3. Main Assets to be Obtained

BPT's Exchange Bonds owned by CITS and convertible to following assets;

- 40% shares in TEL and loan amounting US$80 million
- 39.55% shares in MHP

JIPIC will exercise exchange option upon completion of the transaction to obtain assets in TEL and MHP. Our group will also obtain 6% shares in MHP currently owned by minority shareholder of MHP resulting Marubeni group's shareholding in TEL and MHP of 85% and 60% respectively (direct and indirect shareholding) upon completion of this transaction.

Related Parties' Outline

1. PT Chandra Asri

Business :	Production and sales of ethylene, propylene, polyethylene Annual production capacity Ethylene 510,000 tons Propylene 240,000 tons Polyethylene 300,000 tons
Founded :	March 1989 (Commercial production from September 1995)
Address :	Jakarta, Indonesia (factory at Anyer, West Java)
Share Capital :	US$129 million
Shareholders :	PT Inter Petrindo Inti Citra (Indonesia) 49.55% Glazers & Putnam Investment Ltd (Malaysia) 25.86% Japan Indonesia Petrochemical Investment Corp. 24.59%

2. Japan Indonesia Petrochemical Investment Corporation

Business :	Investment company for PT Chandra Asri
Founded :	October 1992
Address :	Tokyo, Japan
Share Capital :	J¥20,846 million
Shareholders :	Marubeni 85%, Others 15%

3. Commerzbank International Trust (Singapore) Ltd.

Business :	Trust, custodial service
Founded :	1995
Address :	Singapore
Share Capital :	Sin$3 million
Shareholders :	Commerzbank group 100%

4. PT Barito Pacific Timber Tbk

Business :	Plywood, wood working products
Founded :	1977
Address :	Jakarta, Indonesia
Share Capital :	Rp 2,617 billion
Shareholders :	Listed in Jakarta Stock Exchange

【ATTACH－１】

MUSI PULP PROJECT



【MUSI PULP PROJECT】
MHP
Acacia plantation
Log supply
TEL
Pulp production
Pulp sales
Paper makers in
Japan & overseas
60% Equity
85% Equity
Marubeni Group

① MHP (PT Musi Hutan Persada)

Business line : Operating acacia plantation and supplying log for TEL as materials of pulp in Sumatra Island, Indonesia.

One of the largest plantation companies in Indonesia with 300,000 hectares of authorized area for plantation . 190,000 hectares out of 300,000 hectares are feasible.

The company, with surplus volume of woods, will be able to respond to increase capacity of TEL in the future or to sell the log to other converters.

Incorporated : March 1991

Head office : Jakarta, Indonesia

Capital : 135 bil Indonesia Rupiah

Share holders : Marubeni group 60% Inhutani II :40%

② TEL (PT Tanjungenim Lestari Pulp & Paper)

Business line : Producing pulp only from planted acacia logs supplied by MHP (Capacity:450,000t/yr)

Quality of the pulp is very stable because it is made only from one kind of wood i.e. acacia. The pulp is suitable for making printing & writing paper as well as tissue. The paper is well accepted because of high brightness and smoothness.

Incorporated : Jun 1990 (operation started in May 2000)

Head office : Jakarta, Indonesia

Capital : 350mil. US Dollar

Share holders : Marubeni group 70% Sumatra Pulp Corp. 30%

(Sumatra Pulp Corp. Marubeni 50%, JBIC42.7% Nippon Paper Industries Co. Ltd

※Marubeni group will actually have 85% share of TEL.

Notes : Percentage of share holders mentioned above is subject to finalization of all related deals.

ATTACH-2. Value chain of Marubeni Pulp & Paper Business

Plantation / Wood Chips

Quantity Handled 3.6 mil BDU/yr
Domestic Share 22%

WA Plantation Resources (Australia)
(Marubeni 60%, Nippon Paper Industries 40%)
30 K ha eucalyptus plantation
460 K BDU of wood chip production&export

Marusumi Whangarei (NZ)
(Marubeni 49%, Marusumi Paper 51%)
80 K BDU of wood chip production&export

New Zealand Plantation Forest (NZ)
(Marubeni 10%, Hokuetsu Paper 30% others)
Target:10 K ha of *acacia plantation*

Southern Plantation Forest (Australia)
(Marubeni 57.1%, others)
Target :10 K ha of eucalyptus plantation

Guangxi Oji Paper (China)
(Marubeni 10%, Oji Paper 90%)
Target: 6 K ha of eucalyptus plantation

MHP (Marubeni 60%)
190K ha of acacia plantation

MUSI Pulp Project Indonesia

TEL (Marubeni 85%)
450K t of pulp production & sales

Other Chip Supply Source
Mondi、Sincel (South Africa)
Guangdong Petro-Trade Development.(China)
Forestal Comaco (Chile)
Auspine (Australia)

Pulp

Quantity Handled 1.3 mil t/yr
For Japan 0.5 mil t/yr
For other destination 0.8 mil t/yr
World Share 4%

Daishowa-Marubeni Int'l (Canada)
(Marubeni 50%, Nippon Paper Industries 50%)
670 K t of pulp sales annually



Specialized carrier for wood chip
7vessels（1,300 K BDU）

Other Pulp Makers
Canada 250Kt
Brazil 30Kt
Chile 30Kt

Paper Production

Comparable to 4th largest maker in Japan
Production capacity: 1.8 mil t/yr
Domestic Share 6%

Koa Kogyo (Marubeni 78%)
Cardboard, paperboard 540 Kt

Marusumi Paper (Marubeni 32%)
Newsprint 750 Kt

Fukuyama Paper (Marubeni 55%)
Paperboard, 240 Kt

Fuji Coated Paper (Marubeni 100%)
Coated paper, 240 Kt

Other Paper Makers in Japan
Nippon Paper, Oji Paper,
Nippon Daishowa Paperboard
Daio Paper, Chuetsu Pulp, Hokuetsu Paper

Overseas Paper Makers
UPM-Kymmene,Stora-Enso,M-Real
Myllykoski (Finlamd)
APP(Indonesia,China),
Chenming (China)

Sales

Paper (Quantity handled 1.7 mil t)
Domestic Share 9%
Paperboard (Quantity handled 1 mil t)
Domestic share 8%

Domestic Sales Companies Logistics Network

M. Pulp & Paper Sales Co. (Marubeni 88%)
Forest Net (Marubeni 65%)
M. Office Supply (Marubeni 97%)
M. Pulp & Paper Logistics (Marubeni 92%)

Internatinal Sales Companies Logistics Network

Marubeni Pulp & Paper North America (Marubeni100%)
Marubeni Pulp & Paper Sales Europe (Marubeni 100%)
Shanghai Marubeni Paper Sales
(To be established in Jun 2005)

Waste Paper Recycling Business
Marubeni Paper Recycling
(Marubeni 100%)
WELL (M. Paper Recycling 40%)
Pan Pacific Fiber Inc. (Marubeni 67%)
Nantong Jiehong Recycle Corp.
(Marubeni 54%)

＊BDU＝BoneDry Unit

Marubeni CORPORATION

Financial Results for FY2004, "V"PLAN (Medium-Term Management Plan for FY2003-2005) & Marubeni's Strength

May, 2005

Marubeni Corporation
(Tokyo Stock Exchange Code: 8002 Japan)

Agenda

Marubeni CORPORATION

Financial Highlights

(billions of yen)	FY01	FY02	(change from FY01)	FY03	(change from FY02)	FY04	(change from FY03)	FY05 (Prospects)	(change from FY04)
Total volume of trading transactions	8,972.2	8,793.3	(-178.9)	7,905.6	(-887.7)	7,939.4	(+33.8)	8,000.0	(+60.6)
Gross trading profit	438.0	424.6	(-13.4)	409.5	(-15.2)	453.2	(+43.7)	485.0	(+31.8)
SGA expenses	-390.8	-343.5	(+47.3)	-330.0	(+13.5)	-342.1	(-12.1)	-350.0	(-7.9)
Adjusted operating profit (excluding restructuring costs)	**47.2**	**81.1**	**(+33.9)**	**79.4**	**(-1.7)**	**111.0**	**(+31.6)**	**135.0**	**(+24.0)**
Restructuring costs in									
Gross trading profit	-1.2	0.0	(+1.2)			-17.1	(-17.1)		
SGA expenses	-1.3	-2.1	(-0.8)			-2.2	(-2.2)		
Provision for doubtful accounts	-43.9	-5.7	(+38.3)	-0.8	(+4.9)	-6.3	(-5.5)	-5.0	(+1.3)
Operating profit	**0.8**	**73.4**	**(+72.6)**	**78.6**	**(+5.3)**	**85.4**	**(+6.8)**	**130.0**	**(+44.6)**
Interest expense-net	-29.5	-23.5	(+6.0)	-23.5	(+0.0)	-20.2	(+3.3)	-30.0	(-9.8)
Dividends received	7.5	6.8	(-0.7)	7.2	(+0.4)	9.0	(+1.8)	7.0	(-2.0)
Others	-142.7	-20.3	(+122.4)	-3.4	(+16.9)	-18.3	(-14.9)	-20.0	(-1.7)
Income (losses) before income taxes and equity in earnings (losses)	-164.0	36.3	(+200.3)	58.9	(+22.6)	55.9	(-3.0)	87.0	(+31.1)
Income (losses) before equity in earnings	-96.3	20.1	(+116.4)	23.3	(+3.2)	22.0	(-1.3)	40.0	(+18.0)
Minority interests in income (loss) of consolidated subsidiaries	-1.2	-3.2	(-2.0)	-3.0	(+0.2)	-1.4	(+1.6)	-4.0	(-2.6)
Adjusted equity in earnings (excluding restructuring costs)	1.4	13.4	(+12.0)	15.6	(+2.2)	20.7	(+5.1)	24.0	(+3.3)
Restucturing costs in equity in earnings	-20.3	0.0	(+20.3)	-1.3	(-1.3)	0.0	(+1.3)	0.0	(+0.0)
Net income/loss	**-116.4**	**30.3**	**(+146.7)**	**34.6**	**(+4.3)**	**41.2**	**(+6.7)**	**60.0**	**(+18.8)**

Marubeni CORPORATION

. Consolidated Financial Results for FY2004

(billions of yen)	FY03	FY04	(Variance)	FY05 Pros.	(Variance from FY04)
Gross trading profit	409.5	453.2	(+43.7)	485.0	(+31.8)
SGA expenses	-330.0	-342.1	(-12.1)	-350.0	(-7.9)
Adjusted operating profit (excluding restructuring costs)	79.4	111.0	(+31.6)	135.0	(+24.0)
Dividends received	7.2	9.0	(+1.8)	7.0	(-2.0)
Adjusted equity in earnings (excluding restructuring costs)	15.6	20.7	(+5.1)	24.0	(+3.3)
Core earnings	**102.2**	**140.7**	**(+38.5)**	**166.0**	**(+25.3)**
Interest expense-net	-23.5	-20.2	(+3.3)	-30.0	(-9.8)
Total	**78.7**	**120.5**	**(+41.8)**	**136.0**	**(+15.5)**
Net income	**34.6**	**41.2**	**(+6.7)**	**60.0**	**(+18.8)**
Total assets	4,254.2	4,208.0	(-46.2)	4,250.0	(+42.0)
Net interest-bearing debt	1,969.3	1,823.9	(-145.4)	1,950.0	(+126.1)
Shareholders' equity	393.0	443.2	(+50.2)	490.0	(+46.8)
Net D/E ratio	5.01 times	4.12 times	(-0.89 points)	3.98 times	(-0.14 points)

Balance Sheets

ons of yen)	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Change from Mar. 04	Mar. 06 Pros.
urrent Assets	2,487.6	2,202.1	2,080.0	2,093.4	(+13.4)	
vestments/Fixed Assets	2,318.1	2,119.4	2,174.2	2,114.6	(-59.6)	
otal Assets	4,805.7	4,321.5	4,254.2	4,208.0	(-46.2)	4,250.0
hort-term loans (*)	1,247.3	963.3	803.6	659.1	(-144.5)	
ong-term interest bearing debt	1,937.6	1,781.6	1,651.3	1,627.3	(-24.0)	
terest-bearing debt	3,184.9	2,745.0	2,454.8	2,286.4	(-168.4)	
et interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	(-145.4)	1,950.0
hareholders' equity	263.9	260.1	393.0	443.2	(+50.2)	490.0
et D/E ratio (times)	10.3times	8.7times	5.01 times	4.12 times	(-0.89 points)	3.98 times
quity Ratio (%)	5.49%	6.02%	9.24%	10.53%	(+1.29 points)	11.53%
urrent Ratio (%)	101.90%	104.60%	105.90%	111.20%	(+5.30 points)	-
OA (%)	-	0.66%	0.81%	0.97%	(+0.16 points)	1.42%
OE (%)	-	11.57%	10.59%	9.87%	(-0.72 points)	12.86%

including current portion of long-term debt

Gross Trading Profit and SGA Expenses



Trading Profit
ons of yen)
SGA expenses
(billions of yen)
·Gross Trading Profit for FY04 is ¥453.2 billion, increased by ¥43.7 billion compared with the previous year.
·Gross Trading Profit for FY05 is expected to be ¥485.0 billion.
00
70
40
10
80
50
20
90
-500
-470
-440
-410
-380
-350
-320
-290
Gross Trading Profit
438.0
424.6
409.5
453.2
485.0
¥47.2 bn
¥81.1 bn
¥79.4 bn
¥111.0 bn
¥135.0 bn
Adjusted operating profit
(excluding restructuring costs)
-390.8
-343.5
-330.0
-342.1
-350.0
SGA expenses
(excluding provision for
doubtful accounts)
·SGA expenses for FY04 increased ¥12.1billion to ¥342.1 billion, influenced by newly-included subsidiaries.
·SGA expenses for FY05 is estimated to be ¥350.0 billion, due to increase in Gross Trading Profit.
FY01
FY02
FY03
FY04
FY05 Pros.

. Core Earnings

(billions of yen)	FY01	FY02	(change from FY01)	FY03	(change from FY02)	FY04	(change from FY03)	FY05 Pros.	(change from FY04)
Adjusted operating profit (excluding restructuring costs)	47.2	81.1	(+33.9)	79.4	(-1.7)	111.0	(+31.6)	135.0	(+24.0)
Dividend received	7.5	6.8	(-0.7)	7.2	(+0.4)	9.0	(+1.8)	7.0	(-2.0)
Equity in earnings	1.4	13.4	(+12.0)	15.6	(+2.2)	20.7	(+5.1)	24.0	(+3.3)
Core earnings	**56.1**	**101.3**	**(+45.2)**	**102.2**	**(+0.9)**	**140.7**	**(+38.5)**	**166.0**	**(+25.3)**
Interest expense-net	-29.5	-23.5	(+6.0)	-23.5	(+0.0)	-20.2	(+3.3)	-30.0	(-9.8)
Total	**26.6**	**77.8**	**(+51.2)**	**78.7**	**(+0.9)**	**120.5**	**(+41.8)**	**136.0**	**(+15.5)**


Core Earnings (billions of yen)
Interest expense-net (billions of yen)
180
160
140
120
100
80
60
40
20
0
-180
-160
-140
-120
-100
-80
-60
-40
-20
0
Core earnings
Interest expense-net
56.1
101.3
102.2
140.7
166.0
26.6
77.8
78.7
120.5
136.0
-29.5
-23.5
-23.5
-20.2
-30.0
FY01
FY02
FY03
FY04
FY05 Pros.

(Note) ・Core earnings = Adjusted operating profit (excluding restructuring costs) + Dividends received ±Equity in earnings (excluding restructuring costs)
・Interest expense-net = Interest income - Interest expense

Gross Trading Profit and Net Profit by Operating Segment (FY03/FY04)



of yen)
Gross trading profit
Net Profit
Left : FY2003
Right : FY2004
Agri-Marine Products
71.3
1.2
Textile
23.9
1.8
25.2
2.6
Forest Products & General Merchandise
42.0
6.3
46.6
7.5
Chemicals
24.9
3.3
26.9
4.5
Energy
30.8
10.1
42.1
15.9
Metals & Mineral Resources
12.2
4.3
15.7
9.8
Transportation & Industrial Machinery
55.8
-0.4
56.1
0.0
Utility & Infrastructure
20.6
5.1
22.6
5.1
Plant & Ship
8.8
-4.5
13.3
-13.5
Development & Construction
27.9
-0.2
27.5
-11.4
Finance & Logistics Business
4.9
2.5
5.8
4.0
Telecom & Information
20.0
-7.9
24.5
-9.3
Iron & Steel Products
1.0
4.0
1.2
11.5
Overseas Corporate Subsidiaries & Branches
78.9
5.5
81.4
5.7

Note) ▭ ··· Divisions to be re-organized in FY2005

. Gross Trading Profit and Net Profit by Operating Segment (FY04/FY05 Pros.)



ons of yen)

□ Gross trading profit ■ Net profit

Left : FY2004
Right : FY2005 Prospects

Segment	FY2004 Gross trading profit	FY2004 Net profit	FY2005 Prospects Gross trading profit	FY2005 Prospects Net profit
Agri-Marine Products	71.3	1.2	70.0	8.0
Textile	25.2	2.6	28.5	2.0
Forest Products & General Merchandise	46.6	7.5	54.0	7.0
Chemicals	26.9	4.5	28.5	5.0
Energy	42.1	15.9	54.0	12.5
Metals & Mineral Resources	15.7	9.8	24.0	10.5
Transportation Machinery	51.7	9.2	52.0	5.5
Industrial Machinery & Information Business	36.7	-14.8	41.5	1.5
Plant, Power & Infrastructure Projects	28.3	-12.0	31.5	4.5
Development & Construction	27.5	-11.4	28.0	0.5
Finance & Logistics Business	5.8	4.0	6.0	2.5
Iron & Steel Products	1.2	11.5	1.0	10.0
Overseas Corporate Subsidiaries & Branches	81.4	5.7	78.0	6.0

Note) ▭ ··· The figures are altered to apply to the new divisional organization, on the basis of the results for FY2004. (tentative estimation)

3. Core Earnings by Operating Segment


Marubeni
CORPORATION

(billions of yen) FY2003 / FY2004

Segment	FY2003	FY2004
Agri-Marine Products	12.0	10.3
Textile	4.5	5.0
Forest Products & General Merchandise	13.1	14.5
Chemicals	6.1	8.5
Energy	15.2	27.8
Metals & Mineral Resources	6.1	13.1
Transportation & Industrial Machinery	9.5	11.0
Utility & Infrastructure	10.8	8.8
Plant & Ship	-4.4	1.2
Development & Construction	7.1	9.0
Finance & Logistics Business	-0.1	1.0
Telecom & Information	-9.2	-3.4
Iron & Steel Products	4.7	12.1
Overseas Corporate Subsidiaries & Branches	12.8	17.1

Note) ▭ ··· Divisions to be re-organized in FY2005

(billions of yen) FY2004 / FY2005 Pros.

Segment	FY2004	FY2005 Pros.
Agri-Marine Products	10.3	16.5
Textile	5.0	7.0
Forest Products & General Merchandise	14.5	19.0
Chemicals	8.5	10.5
Energy	27.8	28.5
Metals & Mineral Resources	13.1	18.5
Transportation Machinery	15.5	15.5
Industrial Machinery & Information Business	-3.2	4.0
Plant, Power & Infrastructure Projects	5.2	12.0
Development & Construction	9.0	11.0
Finance & Logistics Business	1.0	0.0
Iron & Steel Products	12.1	10.5
Overseas Corporate Subsidiaries & Branches	17.1	14.5

Note) ▭ ··· The figures are altered to apply to the new divisional organization, on the basis of the results for FY2004. (tentative estimation)

Total Assets by Operating Segment


Marubeni
CORPORATION

llions of yen) FY2003 / FY2004

Segment	FY2003	FY2004
Agri-Marine Products	417.7	398.5
Textile	127.0	119.8
Forest Products & General Merchandise	315.7	317.7
Chemicals	147.1	167.2
Energy	319.6	390.9
Metals & Mineral Resources	180.3	195.1
Transportation & Industrial Machinery	306.7	294.1
Utility & Infrastructure	409.2	392.2
Plant & Ship	343.1	338.7
Development & Construction	330.5	317.7
Finance & Logistics Business	144.4	128.8
Telecom & Information	144.2	137.8
Iron & Steel Products	55.8	64.4
Overseas Corporate Subsidiaries & Branches	499.6	488.4

Note) ▭ ··· Divisions to be re-organized in FY2005

10. Cash Flows

Marubeni CORPORATION

(billions of yen)	FY03	FY04	Major factors during FY2004
Operating activities			
Net income (losses)	34.6	41.2	
Adjustments to reconcile net income(losses) to net cash provided by operating activities:			
Depreciation and amortization	54.3	65.7	
Provision for doubtful accounts	0.8	6.3	
Other	-0.2	-24.6	
Sub total	54.9	47.4	
Changes in assets and liabilities concerning operating activities:	94.5	103.2	
Other	17.7	-18.0	
Net cash provided by operating activities	201.6	173.8	
Investing activities			
Purchase and sales/redemptions of securities and other investments-net	54.0	29.1	Sales and redemption of marketable securities and investment securities
Purchase and sales of property and equipment and property leased to others-net	-51.3	-44.5	
Collection of loans receivable-net	72.3	63.3	Collection of loans receivable
Other	-17.0	-1.9	
Net cash provided by investing activities	58.0	46.0	
Free cash flows	259.5	219.9	
Financing activities			
Increase and decrease in interest-bearing debt-net	-303.9	-230.0	
Other	70.0	-8.1	
Net cash used in financing activities	-233.9	-238.1	
Effect of exchange rate changes on cash and cash equivalents	-13.4	-1.3	
Net increase (decrease) in cash and cash equivalents	12.2	-19.5	

	(bn yen)
Decrease in gross interest-bearing debt on the balance sheets	-168.4
Decrease in gross interest-bearing debt in cash flow	-230.0
Difference	+61.6
(Breakdown of the difference)	
Increase due to the exchange	+11.0
Decrease in the impact of FASB133	-2.6
Increase due to new consolidation and un-consolidation of group companies, etc.	+63.1

11. Shareholders' Equity

(billions of yen)	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Change from Mar. 04	Mar. 06 Pros.
Shareholders' equity	263.9	260.1	393.0	443.2	(+50.2)	490.0
Net D/E ratio	**10.3 times**	**8.7 times**	**5.01 times**	**4.12 times**	**(-0.89 points)**	**3.98 times**



ions of yen)
Net D/E ratio
10.3times
8.7times
Shareholders' equity
0
Mar. 2002
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006 Pros.

Breakdown of Shareholders' Equity at Mar. 2005

(billions of yen)		Change from previous year
Common stock and additional paid in capital	357.2	(-)
Retained earnings	131.2	(+36.3)
Net unrealized losses on investment securities	46.7	(+11.7)
Currency translation adjustments	-89.6	(- 1.7)
Net unrealized losses on derivatives	- 2.3	(+ 3.7)
Total shareholders' equity	443.2	(+50.2)

2. Interest Coverage Ratio

illions of yen)	FY01	FY02	FY03	FY04
djusted operating income	47.2	81.1	79.4	111.0
terest income	45.8	26.6	20.4	23.4
ividends received	7.5	6.8	7.2	9.0
epreciation and amortization	71.1	63.7	54.3	65.7
otal EBITDA (a)	**171.6**	**178.2**	**161.3**	**209.1**
terest expense (b)	-75.3	-50.1	-43.8	-43.6
terest coverage (a)/(b)	**228%**	**356%**	**368%**	**480%**


(billions of yen)
250
200
150
100
50
0
-50
-100
Interest Coverage Ratio (%)
EBITDA (billions of yen)
Interest expense (billions of yen)
228%
356%
368%
480%
171.6
178.2
161.3
209.1
-75.3
-50.1
-43.8
-43.6
FY01
FY02
FY03
FY04
600%
500%
400%
300%
200%
100%
0%

13. Number and Consolidated Profits & Losses of Group Firms


Mar. 01
Mar. 02
Mar. 03
Mar. 04
Mar. 05
Consolidated profit/loss
(billions of yen)
100
75
50
25
0
-25
-50
-75
-100
-125
66.3
-34.6
31.7
51.0
-107.6
-56.5
65.3
-31.1
34.1
63.8
-43.4
20.4
92.7
-51.0
41.7
Surplus amount
Deficit amount
Net consolidated profit

	Mar. 01	Mar. 02	Mar. 03	Mar. 04	Mar. 05
Number of profit-making firms	480	391	375	390	422
Number of loss-making firms	118	124	109	112	103
Total number of consolidated group firms	**598**	**515**	**484**	**502**	**525**
Loss-making firm ratio	**19.7%**	**24.1%**	**22.5%**	**22.3%**	**19.6%**

14. Major Profit-making & Loss-making Firms

onsolidated profit / loss illions of yen)		FY03	FY04	FY05 Pros.	Notes
Major Profit-making firms>					
ubsidiaries	Total of 4 projects related to energy concession business (100%)	2.5	10.7	7.4	Development, production, sales and other related operations of oil and gas
	Royal Maritime (100%)	0.7	4.9	3.4	Shipping company. Y0.4 bn for FY03 is equity in earnings.
	San Roque Power (92.5%)	3.3	4.5	4.2	IPP of San Roque Multipurpose Dam Project (Philippines), Y1.1 bn for FY03 is equity in earnings.
	M. America (100%)	3.4	3.7	3.6	Overseas corporate subsidiary in US.
	M. LNG International (100%)	2.6	3.2	2.7	Investment in Qatar LNG projects
	Nacx Nakamura Corporation (70%)	0.7	1.6	1.9	Wholesale, transportation and processing of frozen foods. Y0.2 bn for FY03 is equity in earnings.
	M. Coal (100%)	0.6	1.5	4.3	Investment in coal projects in Australia
	M. Aluminium Australia (100%)	0.9	1.4	1.7	Inventment in aluminium smelting project in Australia
	Koa Kogyo (77.52%)	0.6	1.3	0.6	Manufacturing and sales of cardboard
	Marubeni Nisshin Feed Co., Ltd. (60%)	0.7	1.0	1.3	Manufacture of compound feed
	M. Pulp & Paper Sales (88.18%)	0.5	0.6	1.3	Wholesale of all types of paper
filiated Companies	Marubeni-Itochu Steel Inc. (50%)	3.1	9.7	9.3	Manufacture, processing, import, export and sales of steel products
	Nippon LP Resources (35%)	2.5	5.7	3.7	Investing in Los Pelambres copper mine in Chile
	Uni-Mar Energi (33.3%)	3.2	3.3	0.5	IPP in Turkey
	Thai Cold Rolled Steel (37.57%)	1.3	2.0	1.2	Production and sales of cold rolled steel sheet.
Major Loss-making firms>					
ubsidiaries	Nasu Resort Corporation (70%)	-0.7	-5.5	-0.7	Operation of ski resort and recreation amenities.
	NPPI (100%)	-2.8	-5.5	0.0	Marine product processing (U.S.A.)
	Meditec Corporation (100%)	-4.6	-4.2	0.0	Import sales and maintenance of medical equipment, apparatus and accessories
	MC Estate Co., Ltd. (100%)	-1.9	-4.2	0.0	Property business
	P.T. Megalopolis (60%)	-0.4	-3.2	0.0	Operation and sales of industrial park in Indonesia.
	Global Solution KK (99.91%)	-2.5	-1.7	0.1	Internet access service.
	Global Access Ltd. (100%)	-2.4	-1.5	0.0	Providing bandwidth via own fiber-optic cable
filiated Companies	The Maruetsu, Inc. (30.2%)	0.4	-2.5	-	Food retailer (listed on the 1st section of TSE)
	MUSI Pulp Project (45%)	-2.8	-1.0	1.3	Production and salesof pulp (Indonesia)

Marubeni CORPORATION

Agenda

. Management Initiatives

Marubeni CORPORATION

usiness Strategy

Marubeni practices sound and strong operation through implementation of a diversified business model strategy. Each of our model is based upon risk-return and cash flow management

Measures

Clarification of Management Strategy by Business Model
- ✓ Commodity Trade
- ✓ Project Solution Service
- ✓ Business Incubation

Portfolio Management
- ✓ Adoption of Portfolio Unit System (Segmented Managerial Units)
- ✓ Strategic Classification of Portfolio Unit (Prioritized allocation of management resources)

Reinforcement of Risk Management

Cash Flow Conscious Management

Strengthening of Corporate Compliance Structure

Customer-oriented

Advanced and Combined Functions

Value Creation

Challenge the Future

Management Tasks

Improvement in Financial Structures
- ✓ Enlargement of Shareholders' Equity
- ✓ Reductions in Net Interest-bearing Debt

Strengthening of Profit Bases

. Portfolio Management

1) Clarification of Management Benchmarks

Establish PATRAC (Profit After Tax less Risk Asset Cost) as the most important managerial guideline to pursue optimal risk-return management.

PATRAC

PATRAC= Net Income - Risk Assets x 8%

Benchmark: PATRAC > 0

- During the "V" Plan (FY2003 – FY2005), Risk Asset Cost (Equity cost) is taken to be 8%


Net Income
—
Required Equity
×
Equity Cost
‖
Required Return
‖
Net Income
—
Risk Assets
×
Risk Asset Cost (=8%)

- PATRAC judges net contribution (positive or negative) toward Net Income, incorporating the concept of Equity Cost.
- Calculate PATRAC, assuming that Marubeni's Required Equity equals Risk Assets (set at maximum conceivable loss) and Equity Cost equals Risk Asset Cost (8%).
- Adopt PATRAC as evaluation criteria for portfolio units and consolidated subsidiaries.
- Use 10% as benchmark for future Risk Asset Cost (=Equity Cost)

Risk-Return

$$\text{Risk-Return (\%)} = \frac{\text{Net Income}}{\text{Risk Assets}}$$


Risk-Return=
Net Income
Net Sales
×
Net Sales
Total Assets
×
Total Assets
Risk Assets
ROA
Risk-Return Improvement Measures
Improvement in Profit Margins
Increase in Sales-to-assets Ratio
Replacement to Superior Assets

3. Financial Targets

(Billions of yen)	FY2005 Targets	FY2005 (Pros. at May 2005)
Net Interest-bearing Debt	2,000	1,950
Shareholders' Equity	400～500 (Note 1)	490
Risk Assets	580	580
Net Income	50	60
Core Earnings (Note 2)	140	166
Risk-return (Note 3)	8.6%	10.3%
Net D/E Ratio	4.0～5.0 times	4.0 times or less

(Note 1) Including capital enhancement

(Note 2) Core earnings = Operating Profit (excluding Provision for Doubtful Accounts) + Equity in Earnings (loss) + Dividends

(Note 3) Risk-return $= \frac{\text{Net Income}}{\text{Risk Assets}}$

Priority Fields and Priority Markets

Marubeni CORPORATION

<Priority Fields>

Adoption of strategy to dedicate managerial resources of capital and human resources to priority fields.



Food Distribution
Natural Resource Development
Pulp & Paper
Leading-edge Technology
Electronics-related Materials
Overseas Independent Power Producer

<Priority Markets>

Asia, especially China

While the domestic market remains key, Marubeni ranks Asia, especially China, as an important area, in terms of production bases and consumer markets. Marubeni will use its expertise to expand proven business models in those markets.

Agenda

Marubeni CORPORATION

Commodity Trade Business – Agri-marine Products Division

04 Import Share Ranking (Company Estimates)

	Rank	Share	Remarks
eat and Barley	No. 1	16%	Columbia Grains, Inc. (US) holds grain consolidation network which covers 5 states in North America, and export terminals from which 3.6 million tons of grain (about 30% of shipment from US west coast) is exported to all over the world. Alliance with *General Mills* (major US-based flour milling company)
n	No. 2	17%	Next to *Zen-Noh*
' beans for oil	No. 3	15%	Strategic alliance with *Archer Daniels Midland* (major US-based grain company) (Efforts to establish traceability through trading Non-GM crops and other means.)
fee beans	No. 2	15%	Owns third-largest instant coffee company, IGUACU in Brazil.

2004 Market Share (Company Estimates)

ible Oil	No. 1	36%	Nisshin Oillio Group (Marubeni holds 15% stake)
sorted Feed	No. 2	10%	Marubeni Nisshin Feed Co., Ltd. (Marubeni holds 60% stake) ranked first in trading company category and second after *Zen-Noh*

ategic Partnership with Capital Investments Forming "Marubeni Food Group", Composed of 31 Companies (Sales Figures for FY2004)

/holesale	- Confectioneries	Yamaboshiya	(44.8% stake; ¥202.2 billion in sales, No.1 in Japan)
	- Frozen and chilled food	Nacx Nakamura	(70.0% stake; ¥103.6 billion in sales, No. 2 in Japan)
etail	- Supermarkets	The Maruetsu Inc.	(28.8% stake, ¥351.9 billion in sales, 276 stores, No.1 in the Tokyo Metropolitan Area)
		Tobu Store	(12.6% stake; ¥ 79.5 billion in sales, 46 stores)

The Daiei, Inc. (10.9% stake, ¥1,752.0 billion in sales, 263 stores, No.3 in Japan)

Commodity Trade Business – Pulp & Paper

'lantation / Wood ;hips

Quantity Handled 3.6 mil BDT/yr
Domestic Share 25%

WA Plantation Resources (Australia)
rubeni 60%, Nippon Paper Industries 40%)
32 K ha eucalyptus plantation
;0 K BDU of wood chip production&export

Marusumi Whangarei (NZ)
(Marubeni 49%, Marusumi Paper 51%)
0 K BDU of wood chip production&export

New Zealand Plantation Forest (NZ)
arubeni 10%, Hokuetsu Paper 30% others)
Target:10 K ha of acacia plantation

Southern Plantation Forest (Australia)
(Marubeni 57.1%, others)
Target :10 K ha of eucalyptus plantation

Guangxi Oji Paper (China)
(Marubeni 10%, Oji Paper 90%)
Target: 6 K ha of eucalyptus plantation

MUSI Pulp Project Indonesia

MHP (Marubeni 60%)
190K ha of acacia plantation

TEL (Marubeni 85%)
450K t of pulp production & sales

Other Chip Supply Source
Mondi、Sincel (South Africa)
Guangdong Petro-Trade Development.(China)
Forestal Comaco (Chile)
Auspine (Australia)

Pulp

Quantity Handled 1.3 mil t/yr
For Japan 0.6 mil t/yr
For other destination 0.7 mil t/yr
World Share 4%

Daishowa-Marubeni Int'l (Canada)
(Marubeni 50%, Nippon Paper Industries 50%)
670 K t of pulp sales annually



Specialized carrier for wood chip
7vessels (1,300 K BDU)

BDU = Bone Dry Unit

Other Pulp Makers
Canada 250Kt
Brazil 30Kt
Chile 30Kt

Paper Production

Production capacity: 1.7 mil t/yr
Domestic Share 6%

Koa Kogyo (Marubeni 78%)
Cardboard, paperboard 540 Kt

Marusumi Paper (Marubeni 32%)
Newsprint 750 Kt

Fukuyama Paper (Marubeni 55%)
Paperboard, 240 Kt

Fuji Coated Paper (Marubeni 100%)
Coated paper, 240 Kt

Other Paper Makers in Japan
Nippon Paper, Oji Paper,
Nippon Daishowa Paperboard
Daio Paper, Chuetsu Pulp, Hokuetsu Paper

Overseas Paper Makers
UPM-Kymmene,Stora-Enso,M-Real
Myllykoski (Finlamd)
APP(Indonesia,China),
Chenming (China)

Sales

Paper (Quantity handled 1.7 mil t)
Domestic Share 9%
Paperboard (Quantity handled 1 mil t)
Domestic share 8%

Domestic Sales Companies Logistics Network

M. Pulp & Paper Sales Co. (Marubeni 88%)
Forest Net (Marubeni 65%)
M. Office Supply (Marubeni 97%)
M. Pulp & Paper Logistics (Marubeni 92%)

Internatinal Sales Companies Logistics Network

Marubeni Pulp & Paper North America (Marubeni100%)
Marubeni Pulp & Paper Sales Europe (Marubeni 100%)
Shanghai Marubeni Paper Sales
(To be established in Jun 2005)

Waste Paper Recycling Business
Marubeni Paper Recycling
(Marubeni 100%)
WELL (M. Paper Recycling 40%)
Pan Pacific Fiber Inc. (Marubeni 67%)
Nantong Jiehong Recycle Corp.
(Marubeni 54%)

. Commodity Trade Business – Energy Division

Energy Resource Exploration

Crude Oil

- Additional concessions acquisition in North Sea Oil Field (UK) in October 2004. Marubeni's concessions amounts 38,000 boed, including existing North Sea Oil Field, Gulf of Mexico, Ravva Oil and Gas Field (India). → 50,000 boed (target in 2005)
- Sakhalin I Project (Russia): Preparing towards the production of a maximum of 250,000 boed for entire site

LNG (Liquefied Natural Gas)

- 7.5% stake in Qatar Liquefied Gas Co., Ltd.
  - ✓ Annual production: 9.2 million MT (of which 6.0 million MT to Japan → 11% share of LNG imports of Japan)
  - ✓ Long term supply contract (until 2021) with power and city gas companies → Stable business foundation
  - ✓ Annual production capacity: Increase to 9.7 million MT by 2006

Energy Trading & Marketing (Retail)

Naphtha — 5.5 million MT/yr imported to Japan ← 25% share --- No. 1 importer to Japan

LPG — 1.3 million MT/yr imported to China ← 20% share --- No. 1 importer to China

Petroleum distribution and retail business in Japan

- Petroleum sales through gas stations operations (Marubeni Energy maintains 750 locations in Japan)
- LPG wholesale and retail (Marubeni Liquefied Gas)
- Import and distribution terminal operation (Marubeni Ennex/ Capacity: Petroleum 540,000 kl, LPG 160 K tons)

;ommodity Trade Business – Metals & Mineral Resources

ment into resource interests ensures stable supply source. Long-term contracts and the future markets allows stabilization of profits.

		Project	Interest	Handled by the Company (FY2004)		Remarks
minum	**(Canada)**	Alouette	6.67%	16 K tons	250K tons	The Company handles 20% of the approximately 2.4 million tons of total aluminum imported to Japan. In exploration imports, Marubeni is one of the leaders among trading firms. Alouette aluminum smelter increased total production from 240K tons to 550K tons in December 2004, and will begin full production in August 2005.
	(Australia)	Portland	22.50%	78 K tons		
		Boyne	3.62%	66 K tons		
	(Venezuela)	Venalm	0.96%	52 K tons		
		2 others		38 K tons		
)per	**(Chile)**	Los Pelambres	8.75%	229 K tons	359K tons	Among large copper mines in Chile, the Los Pelambres Mine, which began production in 1999, is the most cost competitive.
	(Canada)	Huckleberry	6.25%	130 K tons		
ı ore	**(Brazil)**	MBR	7.50%	500 K tons		
ıl	**(Australia)**	Macquarie (Coking/Thermal)	17.00%	280 K tons	3,020K tons	Among open-air coal mines in Australia, Jellinbah East and Hail Creek Coal Mines are top class in cost competitiveness. Concessions increased concerning Hail Creek from August 2005. (6.67%) It is scheduled to produce 530 K tons from FY2006.
		Jellinbah East (Coking/Thermal)	15.00%	1,400 K tons		
		Coppabella (Coking)	7.00%	320 K tons		
		Moorevale (Coking/Thermal)	7.00%			
		Hail Creek (Coking)	5.33%	460 K tons		
		Dartbrook (Thermal)	15.50%	560 K tons		

Project Solution Service
– Overseas IPP*, New Markets and Technologies of Power Business

* IPP - Independent Power Producer

ntl' IPP Total Power Generating Capacity - 6,327MW (14 countries, 19 locations) (Marubeni's equity portion : 2,105MW) as of March 2005

Natural Gas/Petroleum	4,386 MW	(9 Locations)
Coal	1,190 MW	(3 Locations)
Hydroelectric	345 MW	(1 Location)
Geothermal	302 MW	(4 Locations)
Wind Power	104 MW	(2 Location)



ICHON, Korea (250MW)
YOUNGDUK, Korea (40 MW)
TANGSHAN, China (100MW)
SEC, Spain (64MW)
RADES, Tunisia (471MW)
CEDAR BAY, USA (250MW)
MIRAVALLES, Costa Rica (27MW)
TERMOVALLE, Colombia (200MW)
MARMARA, Turkey (480 MW)
TAPAL, Pakistan (126MW)
Taweelah-B, UAE (2,000MW)
PPN, India (347MW)
BANG BO, Thailand (350MW)
MAHANAGDONG, Philippines (180MW)
SAN ROQUE, Philippines (345MW)
MINDANAO I, Philippines (47MW)
MINDANAO II, Philippines (48MW)
MILLMERRAN, Australia (840MW)
SMITHFIELD, Australia (162MW)

- **Entry into domestic electrical retail market (anticipated to be fully deregulated by 2007)**

  Ensure stable source of electricity (acquisition of 33MW hydroelectric power station and purchase of surplus power)
- **Electrical consolidation business in UK**
- **Activities associated with renewable energy and distributed generations**

  Wind Power (Total of 6 locations in Hokkaido, Ehime, Yamaguchi, Kagoshima) – 70MW

  Fuel cells – 5 units (4 locations) are in operation

Project Solution Service – EPC* Business

Marubeni CORPORATION



Project Owner
Project Proposal
Fee
Arranging Financing (Investment, loans, guarantees)
Marubeni Corporation
Coordination
Raw Material Supply
Product Sales
PROJECT
Contractor Selection
Process Management
Operations and maintenance services after completion

* EPC: Engineering Procurement and Construction

Turnkey construction contracting on a variety of projects (power generation, fuel, environmental, energy chemicals, industrial plants, etc.)



ed Contracts (Units: billions of yen, actual numbers other than FY2005)
2,000
1,000
0
Power, 150
Plant, 230
Power, 180
Plant, 180
Power, 390
Plant, 510
FY2003
FY2004
FY2005 (Pros.)
ctric Power & Plant
380
360
900
ip)
(270)
(240)
(190)

Project Solution Service – Real Estate Development

Marubeni CORPORATION

Japan



- Major condominium developer in Japan
  - ✓ Strategy to keep providing about 2,500 housing units per year
  - ✓ Performance with approximately 70,000 units supplied from 1963 to March 2005
  - ✓ Supply of housing units for J-REIT or investors
  - * Sponsoring *Japan REIT Advisors* (Marubeni holds 36% stake) , taking care of fund management of *United Urban Investment* which is listed on Tokyo Stock Exchange.

- Business development by group companies
  - ·Benny Estate Service ← Marubeni holds 80% stake
    - ✓ One of the largest Condominium Management Company in Japan. Approximately 100,000 units managed (as of March 2005).
  - ·Tsunagu Network Communications ← Marubeni holds 60% stake, Mitsubishi Estate 20%, Tokyo Tatemono 20%
    - ✓ Broadband ISP for condominiums
    - ✓ 84,000 units have signed contracts (as of April 1, 2005)

Marubeni
AND-SUITE

China



- Business development in China
  - ✓ Beginning in 1985, the Company has started rental housing business for expatriates based in Shanghai. Business expanded into Dalian, as well.
  - ✓ In 1998, the Company began sales of condominiums/houses to Chinese citizens in Shanghai, as the first Japanese real estate developer.

    The Company has sold approximately 2,600 units (townhouses: approx. 900 units, condominiums: approx. 1,700 units) . Approx. 220 units of detached houses are scheduled to be sold in 2005.

Business Incubation
- New Market / New Technology Applications Field


Marubeni
CORPORATION

Discover Business Seeds ⇒ Provision of Solutions

e Companies

rating Technology Field
ssing of active lymph cells (Lymphotec)
ar bone (OsteoGenesis)
injury (GBS)
egeneration (BCS)
l regeneration (US・SanBio)

livery system (Nanocarrier)

nds for eye disease (US・Acucela)
nds for COPD disease (Germany・Elbion)
ment and sales of regent (US・B-Bridge)

for drug-eluting stents (US・MediVas)
nt weight portable liquid oxygen (US・PENOX)
ialysis System (US・NxStage)
s of medical data (Japan Medical Data Center)

Built-in Counter (Showakasei)

apacity of holographic data (Optware)
ed Software (Ubiquitous)
i Wafers (Powdec)
aw technology (SPC)

Direct Investment

Market Study
Cross-industrial alliance
Sales support
Management support
Supporting expansion of business overseas

Capital Gain
Dividends

Patent rights
Exclusive sales rights
Fee for providing solutions

MARUBENI

Business establishment
Market study
Introduction of partner companies
Support of sales and logistics

Capital Gain
Dividends

Joint Venture
Capsule endoscope (Given Imaging)

Hands On support
Establish company
Organize management
Promote sales

Fee for providing solutions
Consulting fee

Technology licensing of Universities & Institutions in Japan and overseas

- Research to discover a treatment for anti-neurodegenerative drugs, such as Alzheimer
- Technology licensing of a research done in a famous Japanese university
- Working with TEKES (The National Technology Agency of Finland) and SITRA (The Finnish National Fund for Research & Development) to support Finnish high-tech companies to make a successful entry to the Japanese market

Investments

Deal-Flow

Screening Assessment of Deal-Flow by Consultants

Venture Fund
Biotech & Healthcare Venture Fund, Nanotechnology Fund (Critical Technology Fund)

Acceptance of Allocation of New Shares of the Daiei, Inc.

Marubeni Corporation
Advantage Partners, Inc

March 7, 2005

Marubeni Corporation ("Marubeni") and Advantage Partners, Inc. ("AP") are pleased to announce that the two companies will accept a part of the private placement of new shares by the Daiei, Inc. ("Daiei"). The decision to accept part of the private placement follows a detailed and careful examination of the business revitalization plan of Daiei, which resulted in the judgment that the effectiveness of the plan and the potential for revitalization are extremely high and that the corporate value of the company will certainly increase through its revitalization.
It is planned that the amount of acceptance will be 43.4 billion yen for AP (in reality, the fund which AP is involved in and institutional investors) and 18.6 billion yen for Marubeni and that payment will be made in May 2005.

AP will contribute to the revitalization of Daiei by calling on its expertise as a pioneer in private equity investment in Japan, since AP established the first buy-out fund in Japan in 1997.
The investment of AP is characterized by its approach of emphasizing management improvement and support for the companies in which it invests, employing its considerable experience in management consulting. AP believes that it will able to improve the enterprise value of Daiei by promoting and supporting projects led by the company's senior management and employees and putting into practice a range of improvement measures.

Marubeni considers the support to the revitalization of Daiei as part of its food distribution strategy to "further strengthen the downstream food distribution business, which Marubeni considers as the strategic focus of investment, to further consolidate the value chain ranging from the upstream, where Marubeni has strength, to the downstream."
Marubeni will contribute to the revitalization of Daiei not simply through cooperation with the company in the supply and joint development of products meeting customer needs, but also by building alliances with major partners in diverse fields, including the invitation of quality tenants and the reconstruction of an effective distribution system and information system, using its strength as a general trading company.
Marubeni firmly believes that these efforts will increase the enterprise value of Daiei and deliver a strong investment result.

Both AP and Marubeni take the responsibility of being selected as the business sponsor of Daiei seriously and will embark on the revitalization project with a solid commitment to succeed in resurrecting the company. The companies plan to demonstrate their capabilities and know-how to the fullest extent and reinvigorate Daiei to bolster the likelihood that the business revitalization plan will prove a success.

US$ 910 million Financing for PDET Project Concluded

Marubeni Corporation

March 3, 2005

PETROLEO BRASILEIRO S.A. - Petrobras, Brazil's largest oil, gas, petrochemical and energy company, announced today the signing of contracts worth US$910 million for financing the PDET project.

The loans are comprised of a US$ 491.4 million term loan facility to be provided by Japan Bank for International Cooperation - JBIC, and a US$ 327.6 million term loan facility to be provided by a pool of commercial banks and insured by Nippon Export and Investment Insurance - NEXI. The balance of required funds will be provided by project partners.

Mizuho Corporate Bank, Limited, as Lead Arranger and Book Runner, arranged the financing, and 12 international financial institutions in aggregate participated in the commercial bank facility. The participating banks consist of ABN AMRO Bank N.V., Deutsche Bank AG (as Lead Arrangers); Citibank, N.A., UFJ Bank Limited, The Hongkong and Shanghai Banking Corporation Limited, Bayerische Hypo-und Vereinsbank AG, Banco do Estado de Sao Paulo S.A.-BANESPA, Australia and New Zealand Banking Group Limited, WestLB AG (as Arrangers); Calyon Corporate and Investment Bank, and The Sumitomo Trust & Banking Co., Ltd. (as Lead Managers).

The PDET project envisages the construction and installation of offshore oil transportation infrustructure, including a fixed platform, two mono-buoys, platform interconnections through sub-sea oil lines, and other ancillary equipment. PDET will gather crude oil from five Campos Basin platforms for transportation by tanker to Petrobras' coastal terminals, or for direct export to other countries. This project is an integral part of Petrobras' domestic oil production growth strategy, as the project will increase the flow capacity from the Campos Basin by up to 630,000 barrels a day. PDET is forecast to start commercial operations by December 2006.

Japan plays a key role in providing support to this project. Major Japanese trading firms, Mitsubishi Corporation and Marubeni Corporation, are principal shareholders in the project. Japanese governmental financial institutions, JBIC and NEXI, in cooperation with commercial lenders, financially support the project for the purpose of executing Japan's external economic policy and cooperation. The PDET project is expected to promote Japanese investment in Brazil, and to further strengthen the long-lasting relationship between these two countries.

Outline of PDET Project

Project Cost: US$ 910 million
Oil Flow Capacity: 680,000 bbl/day
Commencement of Operation: December 2006
Equity Partners: Mitsubishi Corporation (60%)
Marubeni Corporation (40%)
Operator: PETROLEO BRASILEIRO S.A. - Petrobras

Aggregate Total Amount: US$ 910 million

Lenders:
Japan Bank for International Cooperation US$ 491.4 million

Commercial Banks US$ 327.6 million

Lead Arranger and Book Runner Mizuho Corporate Bank, Ltd.

Lead Arrangers ABN AMRO Bank N.V.
Deutsche Bank AG

Arrangers Citibank, N.A.
UFJ Bank Ltd.
The Hongkong and Shanghai Banking Corporation Ltd.
Bayerische Hypo-und Vereinsbank AG
Banco do Estado de Sao Paulo S.A.-BANESPA, Australia and New Zealand Banking Group Ltd.
WestLB AG

Lead Managers Calyon Corporate and Investment Bank
The Sumitomo Trust & Banking Co., Ltd

Equity Partners US$ 91 million

Insurance Provider Nippon Export and Investment Insurance

Marubeni NEWS

Investment in Beijing BOE Investment Development Co., Ltd. and Strategic Alliance with Beijing Orient Electronics Group

Marubeni Corporation

March 1, 2005

Marubeni Corporation ("Marubeni") has acquired a 10% equity stake (worth over 2 billion yen) in Beijing BOE Investment Development Co., Ltd. ("BOEI"), a holding company of BOE Technology Group Co., Ltd. (listed on the Shenzhen Stock Exchange, "BOET"), which is the core company of the Beijing Orient Electronics Group (the "BOE Group"). Marubeni has also concluded a strategic partnership agreement for the purpose of further bolstering its alliance with the BOE Group, a leading IT company in China.

Marubeni and the BOE Group have been expanding their business together under a friendly relationship through the operation of Beijing Asahi Glass Electronics Co., Ltd., which was established in 1993 jointly with Asahi Glass Co., Ltd.
The BOE Group has under its umbrella TPV Technology Limited, the world's largest manufacturer of displays for personal computers. It also acquired Hydis (the former TFT-LCD business unit of Hyundai Electronics Industries Co., Ltd., Korea) at the end of 2002, based on a policy of focusing on the display industry with the mainstay LCD business in the future. The BOE Group also launched a fifth generation LCD business at the end of 2004 in China.

The BOE Group has been considering a full-scale alliance with a leading foreign company, as a means of promoting corporate vitalization and internationalization by introducing foreign capital, based on Chinese government policy of reforming state-owned enterprises. The Group was impressed with the diverse strengths of Marubeni, with which it has long had close ties, including its global information network, stable materials procurement capability, strong coordination ability and sophisticated and transparent corporate governance in a globalized environment.

Marubeni, meanwhile, has been positioning China as a high priority market with particular attention paid to the electronic materials segment as a growth area, and has been allocating resources to this market. Marubeni took an equity stake in BOEI through the tie-up with the BOE Group, which focuses on the core TFT-LCD business, a market that enjoys significant growth potential. The decision to take the equity stake was made with an eye to the opportunity to participate in the various businesses of the BOE Group, including its planned foray into the market for color filters, as well as to the expanded opportunities in handling materials, as the electronic material industry has been showing remarkable growth in China. Marubeni will use the stronger relationship with the BOE Group as an opportunity not simply to construct a scheme for supplying peripheral materials to the BOE Group, but also to provide support and cooperation for the advancement of leading material producers into China, working as a bridge builder. Marubeni will dispatch one director to BOEI and is also

BOE Group. Marubeni plans to increase the amount of electronic materials it handles to 100 billion yen in fiscal 2005, by focusing on the Chinese market through its new relationship with the BOE Group.

BOEI is a state-owned holding company, and is majority owned by Beijing Electronics Holding Co., Ltd, which itself is wholly owned by the city of Beijing. Marubeni's investment in BOEI is the first time that a Japanese company has acquired equity in a state-owned holding company, and reflects the policy of the Chinese government to reform government-owned enterprises.
This is a new method of attaining business opportunities in China, responding quickly to the country's changing situation. Marubeni believes that this is of great significance for the future economic exchanges between Japan and China.

【Company profile】

Beijing BOE Investment Development Co., Ltd. (BOEI)
Location : Beijing, China
Paid-in capital : 681 million yuan
Chairman & CEO : Mr. Dongsheng Wang
Established : January 1956 (founded as Beijing Electron Tube Factory)
Business : Manufacture and sale of electronic products, telecommunications
equipment and computers and investment in these fields, etc